                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-36452

PROSPECTUS

                                7,000,000 SHARES

                       GENENCOR INTERNATIONAL, INC. LOGO
                                  COMMON STOCK
                             ----------------------

       This is Genencor International, Inc.'s initial public offering of common stock. Genencor is selling all of the shares.

       Currently, no public market exists for the shares. After pricing of the offering, the shares will be quoted on the Nasdaq National Market under the symbol "GCOR."

       INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                             ----------------------

                                                              PER SHARE       TOTAL
                                                              ---------       -----
Public offering price.......................................   $18.00      $126,000,000
Underwriting discount.......................................   $ 1.26      $  8,820,000
Proceeds, before expenses, to Genencor......................   $16.74      $117,180,000

       The underwriters may also purchase up to an additional 1,050,000 shares from Genencor at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about August 2, 2000.

                             ----------------------

MERRILL LYNCH & CO.

                 CHASE H&Q
                                  CREDIT SUISSE FIRST BOSTON
                                               SALOMON SMITH BARNEY
                             ----------------------

                 The date of this prospectus is July 27, 2000.

                          [COVER ARTWORK AND GRAPHICS]



   [Inside front cover: Genencor logo followed by a header reading "Genencor International discovers, develops and delivers biotechnology products for the health care, agriculture and industrial chemicals markets.", followed by photos which depict (1) laundry detergents; (2) pills; (3) a woman applying face cream; (4) wheat; (5) a computer-generated, space-filling model of a protein; and (6) a computer-generated, back-bone model of a protein. Additional text reading "Innovative by Nature(TM)" and text identifying the industries in which Genencor operates: "Health Care Agriculture Industrial Chemicals."]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    7
Note Regarding Forward-Looking Statements...................   14
Use of Proceeds.............................................   15
Dividend Policy.............................................   15
Capitalization..............................................   16
Dilution....................................................   17
Selected Consolidated Financial Data........................   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   30
Management..................................................   47
Principal Stockholders......................................   57
Certain Transactions........................................   58
Description of Capital Stock................................   61
Shares Eligible for Future Sale.............................   64
United States Federal Tax Considerations for Non-United
  States Holders............................................   65
Underwriting................................................   68
Legal Matters...............................................   71
Experts.....................................................   71
Where You Can Find More Information.........................   72
Index to Consolidated Financial Statements..................  F-1

                             ----------------------

       You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

       This summary highlights selected information contained elsewhere in this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes, before you decide whether to invest in our common stock.

                                    GENENCOR

OVERVIEW

       We are a global leader in the development of genetically based biotechnology products using our group of technologies, which we refer to as our technology platforms. These platforms include gene discovery and functional genomics, which enables the discovery of genes and the determination of gene function, molecular evolution and design, and human immunology. Over our 18-year operating history, we have built an intellectual property portfolio of approximately 3,000 owned and licensed patents and patent applications. We deliver over 250 products to customers in over 80 countries and generated over $300 million in 1999 revenues. We currently market enzymes, a type of protein, whose performance we have enhanced for use in the industrial chemical and agriculture markets. We refer to the process of enhancing proteins as optimization. We intend to capitalize on our proven and proprietary technology platforms to take advantage of large opportunities in the health care and agriculture markets. As an example, we believe that we may utilize our technologies to design and develop vaccines, protein-based pharmaceuticals and foods with enhanced nutritional value.

       A key part of our strategy has been and will continue to be forming strategic alliances with industry leaders in our target markets. We have long-standing relationships with strategic partners such as The Procter & Gamble Company, E.I. du Pont de Nemours and Company and Eastman Chemical Company. We are currently working on programs with these partners for the creation of novel bio-engineered products with broad market potential.

OUR i-BIOTECH APPROACH

       The discovery and commercialization of novel biologically derived materials, or biomaterials, is a complex and lengthy process. We have developed an approach to address this complexity and to exploit new opportunities in the health care, agriculture and industrial chemicals markets. We refer to this approach as our i-biotech approach. Our approach integrates several related technology platforms that we apply to the discovery, optimization, production and delivery of biomaterials.

       Using our i-biotech approach, we have taken an enzyme derived from an organism living in an extreme environment from gene discovery to commercial production in less than 12 months. We believe this is an example of how our integrated approach results in fast, efficient and successful discovery and production of biomaterials. We are also using our i-biotech approach to develop a proprietary agent for the topical treatment of viral infections associated with skin diseases and cervical cancer, and a more cost-effective process for converting agricultural waste, referred to as biomass, to fuel ethanol.

OUR STRATEGY

       Our strategy is to strengthen our position in the markets we currently serve and employ our i-biotech approach to address new opportunities in health care, agriculture and industrial chemicals. We plan to capitalize on our proven track record for innovating, developing and delivering products to market through our global manufacturing, sales and distribution infrastructure to capture new opportunities in our target markets. We intend to increase our investment in research and development to enhance our existing technology platforms and build new competencies. We expect to structure strategic alliances with industry leaders in our target markets with a combination of research and development funding and royalties. In these alliances, we intend to continue to retain a proprietary interest in the products and technology that we develop with our partners, as well as the related manufacturing rights. Additionally, we will explore acquisitions of strategic businesses and technologies.

OUR TECHNOLOGY PLATFORMS

       Using our i-biotech approach, we discover genes whose encoded proteins we can produce in organisms that we have adapted for the production of proteins, which we refer to as host production organisms. We then modify the genes to produce an optimized protein and reduce the protein's potential to cause a human allergic response. Our i-biotech approach includes the following technology platforms:

       - Gene Discovery and Functional Genomics. We use a network of internationally respected scientists to gather and preserve materials from ecosystems as extreme and diverse as Antarctica and the high mountain, soda lakes of Kenya. We use state-of-the-art screening techniques to identify genes from organisms living in these diverse environments whose genes are compatible with our proven host production organisms. Through our process we eliminate leads that we cannot produce in our host production organisms. Our gene discovery and functional genomics platform has yielded sizeable collections of genes from which we can develop products.

       - Biomaterial Production Systems. We use our fungal or bacterial host production organisms to produce the proteins encoded by the genes we have discovered. We grow, or ferment, our host organisms under controlled conditions, allowing them to grow, divide and efficiently produce these proteins.

       - Molecular Evolution and Design. When the desired biomaterial is a protein, we use molecular evolution techniques to accelerate the natural evolutionary process in order to engineer, or optimize, gene products for an identified customer need. When the desired biomaterial is a small molecule or chemical, we use our MutatorTechnology to simultaneously modify hundreds of genes in a host production organism.

       - Human Immunology. We use an automated assay or test that is predictive of human immune response to identify and modify proteins that may cause an immune response. We are also developing a model of the human immune system in mice to test products for their human allergenic potential. This platform, a direct outgrowth of our development of enzymes for cleaning applications in the industrial chemicals markets, has enabled us to begin developing enzymes for the consumer health care and agriculture markets.

       - Metabolic Pathway Engineering. Metabolic pathway engineering is a process we use to modify our host production organisms to produce small molecules and chemicals such as amino acids and vitamins.

       - Formulation Delivery Systems. We formulate our biomaterials in a manner customized for the intended use. These formulations can protect biomaterials against harsh chemical and environmental conditions.

OUR PRODUCTS

       We currently sell products in a broad range of markets. Some examples of our products include:

       - Puradax, Purafect and Purastar for the removal of stains from laundry and dishware;

       - Optimax and Spezyme for the production of sweeteners; and

       - Multifect and Optidex for baking and brewing processes.

PRODUCT DEVELOPMENT

       We are developing products for the health care, agriculture and industrial chemicals markets. While we have product development programs underway in each of our target markets, to date, we have not produced any products for the health care market or segments of the agriculture market in which we do not compete and therefore have not realized any product revenues from these targeted markets. Our ability to develop products for these markets may be limited by our resources, our ability to develop and maintain strategic alliances, and the licensing and development of necessary technology. To date, we have financed operations and product development from the sale of products, research and development funding from our strategic partners, government grants and short-term and long-term borrowings.

                             CORPORATE INFORMATION

       Our principal offices are located at 925 Page Mill Road, Palo Alto, California 94304. Our telephone number is (650) 846-7500.

                                  THE OFFERING

Genencor's common stock offering........     7,000,000 shares

Shares outstanding after the offering...     58,856,500 shares

Use of proceeds.........................     We estimate that our net proceeds
                                             from this offering without exercise
                                             of the underwriters' over-allotment
                                             options will be approximately
                                             $115.7 million. We intend to use
                                             the net proceeds of this offering
                                             for research and development
                                             activities, for capital
                                             expenditures, to finance possible
                                             acquisitions and for working
                                             capital and other general corporate
                                             purposes.

Proposed Nasdaq National Market
symbol..................................     GCOR

       The number of shares of common stock that will be outstanding after the offering is based on the number of shares of common stock outstanding as of July 26, 2000, and excludes shares of common stock issuable upon exercise of outstanding employee stock options and shares reserved for issuance under our stock option plan.

       Unless we indicate otherwise, all information in this prospectus reflects the following:

       - a one-for-two reverse stock split which occurred on July 25, 2000; and

       - no exercise by the underwriters of their over-allotment option to purchase up to 1,050,000 additional shares of common stock.

       DesignPath, Enzoguard, Fermenzyme, Genencor, i-biotech, i-mune, Indiage, Multifect, MutatorTechnology, Optidex, Optimax, Properase, Puradax, Purafect, Purastar, Spezyme and our logo are pending or registered trademarks of Genencor. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

                         SUMMARY FINANCIAL INFORMATION

       The following table presents our summary consolidated financial data. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                                         THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                                 MARCH 31,
                                -------------------------------------------------------------------   -------------------------
                                   1995          1996          1997          1998          1999          1999          2000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues................  $   215,113   $   259,992   $   310,342   $   289,111   $   316,602   $    74,866   $    79,699
Gross profit..................       64,846        70,601       114,531       111,888       128,881        29,102        31,642
Operating income..............       16,024        12,795        40,544        24,756        31,656         9,033        12,297
Net income....................        2,515        (1,149)       23,151        13,739        16,625         5,075        16,543
Net income available to
  holders of common stock.....       (4,760)       (8,424)       15,876         6,464         9,350         3,256        14,724
Earnings per common share:
  Basic.......................  $     (0.10)  $     (0.17)  $      0.32   $      0.13   $      0.19   $      0.07   $      0.29
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Diluted.....................  $     (0.10)  $     (0.17)  $      0.32   $      0.13   $      0.19   $      0.07   $      0.28
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Weighted average shares
  outstanding:
  Basic.......................   50,000,000    50,000,000    50,000,000    50,000,000    50,000,000    50,000,000    50,000,000
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Diluted.....................   50,000,000    50,000,000    50,000,000    50,000,000    50,000,000    50,000,000    51,816,735
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                                                AS OF MARCH 31, 2000
                                                              ------------------------
                                                                          AS ADJUSTED
                                                               ACTUAL     FOR OFFERING
                                                              --------    ------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 53,863      $169,543
Working capital.............................................    98,959       214,639
Total assets................................................   496,281       611,961
Total long-term debt and capital leases.....................   147,060       147,060
Total liabilities...........................................   236,297       236,297
Redeemable preferred stock..................................   149,744       149,744
Total shareholders' equity..................................   110,240       225,920

       A number of items impact the comparability of the summary financial information:

       - In 1995, we acquired the outstanding shares of common stock of Royal Gist-Brocades Bio-Specialties, the detergent, starch and textile business of Royal Gist-Brocades. We accounted for this transaction by the purchase method of accounting.

       - In 1996, we acquired from Solvay S.A. the outstanding shares of common stock of Solvay Enzymes Inc., Solvay Enzymes Verwaltungs GmbH, Solvay Enzimas S.A., and fifty percent of the outstanding shares of Kyowa Solzyme K.K. We accounted for this transaction by the purchase method of accounting.

       - In 1996, we extinguished certain long-term debt.

       - In 1999, we implemented a plan to restructure our manufacturing facility in Belgium.

       - In 1999, we acquired an 80% ownership interest in Genencor (Wuxi) Bio-Products Company, Ltd. We accounted for this transaction by the purchase method of accounting.

       - In 1999, our board of directors and stockholders approved a 25,000-for-1 stock split of our common stock. All references to share and per share amounts have been restated retroactively to reflect the split.

       - On July 25, 2000, we effected a one-for-two reverse stock split of our common stock. All references to share and per share amounts have been restated retroactively to reflect the split.

       - During the three months ended March 31, 2000, we realized a gain on the sale of marketable securities of $15.0 million, $9.2 million tax-effected, and recognized back royalties in connection with a settlement of patent infringement claims of $3.5 million, $2.1 million tax-effected.

       - In 2000, we retroactively revised our consolidated financial statements to reflect a change in the life used to amortize the excess of cost over net assets of a business acquired in 1990 from 40 years to 20 years. This resulted in a decrease in total shareholders' equity of $6.4 million at January 1, 1995, an increase in amortization expense and a decrease in net income of $1.3 million in each of the years ended December 31, 1995, 1996, 1997, 1998, and 1999 and $0.3 million in the quarters ended March 31, 1999 and 2000. This also resulted in a decrease in basic and diluted earnings per common share of $0.03 in 1995 and 1996 and $0.02 in 1997, 1998, and 1999; no change in the quarter ended March 31, 1999, and a reduction of $0.01 in the quarter ended March 31, 2000.

                                  RISK FACTORS

       Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties we describe below and all of the other information contained in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, they could harm our business, financial condition, and/or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

IF WE FAIL TO DEVELOP PRODUCTS FOR THE HEALTH CARE AND AGRICULTURE MARKETS, THEN WE MAY NEVER ACHIEVE A RETURN ON OUR RESEARCH AND DEVELOPMENT EXPENDITURES OR REALIZE PRODUCT REVENUES FROM THESE MARKETS.

       A key element of our business strategy is to utilize our technologies for the development and delivery of products to the health care market and segments of the agriculture market in which we do not compete. We have not produced any products for these markets. We intend to significantly increase our investment in research and development to develop products for these markets. The successful development of products is highly uncertain and is dependent on numerous factors, many of which are beyond our control, and may include the following:

       - The product may be ineffective or have undesirable side effects in preliminary and commercial testing or, specifically in the health care area, in preclinical and clinical trials;

       - The product may fail to receive necessary governmental and regulatory approvals, or the government may delay regulatory approvals significantly;

       - The product may not be economically viable because of manufacturing costs or other factors;

       - The product may not gain acceptance in the marketplace; or

       - The proprietary rights of others or competing products or technologies for the same application may preclude us from commercializing the product.

       Due to these factors we may never achieve a return on our research and development expenditures or realize product revenues from the health care and agriculture markets that we are targeting.

IF WE FAIL TO ENTER INTO STRATEGIC ALLIANCES WITH PARTNERS IN OUR TARGET MARKETS OR INDEPENDENTLY RAISE ADDITIONAL CAPITAL, WE WILL NOT HAVE THE RESOURCES NECESSARY TO CAPITALIZE ON ALL OF THE MARKET OPPORTUNITIES AVAILABLE TO US.

       We do not currently possess the resources necessary to independently develop and commercialize products for all of the market opportunities that may result from our technologies. We intend to form strategic alliances with industry leaders in our target markets to gain access to funding for research and development, expertise in areas we lack and distribution channels. We may fail to enter into the necessary strategic alliances or fail to commercialize the products anticipated from the alliances. Our alliances could be harmed if:

       - We fail to meet our agreed upon research and development objectives;

       - We disagree with our strategic partners over material terms of the alliances, such as intellectual property or manufacturing rights; or

       - Our strategic partners become competitors of ours or enter into agreements with our competitors.

       New strategic alliances that we enter into, if any, may conflict with the business objectives of our current strategic partners and negatively impact existing relationships. In addition, to capitalize on the market opportunities we have identified, we may need to seek additional capital, either through private or public offerings of debt or equity securities. Due to market and other conditions beyond our control, we may not be able to raise additional capital on acceptable terms or conditions, if at all.

WE INTEND TO ACQUIRE BUSINESSES, TECHNOLOGIES AND PRODUCTS, BUT WE MAY FAIL TO REALIZE THE ANTICIPATED BENEFITS OF SUCH ACQUISITIONS AND WE MAY INCUR COSTS THAT COULD SIGNIFICANTLY NEGATIVELY IMPACT OUR PROFITABILITY.

       We intend to acquire businesses, technologies and products that we believe are a strategic fit with our business. If we undertake any transaction of this sort, we may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire without a significant expenditure of operating, financial and management resources, if at all. Further, we may fail to realize the anticipated benefits of any acquisition. Future acquisitions could dilute your ownership interest in us and could cause us to incur substantial debt, expose us to contingent liabilities and result in amortization expenses related to goodwill and other intangible assets and could negatively impact our profitability.

OUR CURRENT AND TARGET MARKETS ARE EXTREMELY COMPETITIVE AND IF WE FAIL TO COMPETE EFFECTIVELY OUR REVENUES AND PROFITS WILL DECLINE.

       Our current and target markets are highly competitive. Some of our competitors in our current and target markets have superior technology and greater financial, operational, sales and marketing, and research and development resources than we do. Our primary competitor in the industrial enzymes sector of the industrial chemicals market is Novo Nordisk A/S and our primary competitor in the sectors of the agriculture market we currently address is DSM N.V. Competitors in our target markets, particularly health care, include companies that are more established and have strong brand name recognition. Technological advances and new product introductions are typical for the markets we serve and intend to serve. Our success will depend on continuous, timely development and introduction of new products. To the extent we fail to introduce new and innovative products, we may lose market share to our competitors, which may be difficult to regain. Competition in our current and target markets is primarily driven by:

       - The establishment of long-term customer relationships;

       - The development and protection of proprietary products and technologies;

       - Price, availability, features, quality and reliability relative to competitive products;

       - Manufacturing, sales and distribution capabilities;

       - Technical support and service;

       - Breadth of product line; and

       - General market trends.

       Our competitors have in the past and may in the future compete by lowering prices. We may respond by lowering our prices, which could reduce revenues and profits.

THE LOSS OF SOME OR ALL OF OUR BUSINESS WITH MAJOR CUSTOMERS WOULD CAUSE A DECLINE IN REVENUES AND PROFITABILITY.

       Our five largest customers collectively accounted for approximately 55% of our 1999 revenues, with our largest customer, The Procter & Gamble Company, accounting for approximately 30% of such revenues. Our five largest customers are The Procter & Gamble Company, Unilever N.V., Benckiser N.V., Cargill Inc. and the FinnFeeds Division of Danisco A/S. Any one of these customers may reduce their level of business with us. Should our largest customer or any mix of our other large customers decide to reduce or terminate its business with us, our revenues and profitability would decline significantly.

MANAGEMENT MAY REASSESS THE AMORTIZATION LIFE OF INTANGIBLE ASSETS AND ANY REASSESSMENT COULD HAVE AN ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

       Approximately 70% of our stockholders' equity at March 31, 2000 consists of intangible assets with estimated useful lives ranging up to 20 years. We regularly assess all of our long-lived assets for impairment when events or circumstances indicate we may not recover their carrying amounts. Any such reassessment could result in a decline in our total assets and profits and have an adverse effect on our results of operations.

IF THE DEMAND FOR PROTEIN DEGRADING ENZYMES UTILIZED IN CLEANING PRODUCTS DECREASES, OUR REVENUES COULD SIGNIFICANTLY DECLINE.

       Our largest selling family of products, protein degrading enzymes, or proteases, utilized in cleaning products accounted for approximately 39% of our 1999 revenue. If the demand for proteases as an ingredient in cleaning products decreases or alternative proteases render our products noncompetitive, our revenues could significantly decline.

IF WE FAIL TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO ACHIEVE OUR EXPANSION OBJECTIVES.

       Our ability to manage our anticipated growth, if realized, effectively depends on our ability to attract and retain highly qualified executive officers and technology and business personnel. In particular, our product development programs depend on our ability to attract and retain highly skilled researchers. Competition for such individuals is intense. If we fail to attract and retain qualified individuals, we will not be able to achieve our expansion objectives.

IF THE OWNERSHIP OF OUR COMMON STOCK CONTINUES TO BE HIGHLY CONCENTRATED, IT MAY PREVENT YOU AND OTHER STOCKHOLDERS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS AND MAY RESULT IN CONFLICTS OF INTEREST THAT COULD CAUSE OUR STOCK PRICE TO DECLINE.

       Upon completion of this offering, Eastman Chemical Company and affiliates of Danisco A/S, referred to as our majority stockholders, will each own approximately 42.5% of our outstanding common stock. They will therefore have the ability, acting together, to control fundamental corporate transactions requiring stockholder approval, including the election of a majority of our directors, approval of merger transactions involving us and the sale of all or substantially all of our assets or other business combination transactions. The concentration of ownership of our common stock may have the effect of delaying or preventing a change in our control favored by our other stockholders. If the concentration of ownership delays a change of control or change in management, the market price of our common stock could decline or stockholders might not receive a change of control premium over the then-current market price of the common stock.

     In addition, the majority stockholders' control over our management could create conflicts of interest between the majority stockholders and us and between the majority stockholders and other stockholders, which could result in one or more of the following occurring:

       - Our majority stockholders, acting together, could cause us to enter into contracts with another entity against our interests or cause us to decline a transaction that is in our best interest;

       - Our majority stockholders may engage in other businesses that compete or may in the future compete with us; and

       - Conflicts could arise with respect to allocation of corporate opportunities between our majority stockholders and us and between our majority stockholders and other stockholders, and we have not instituted any formal plans to address such allocation of corporate opportunities.

WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

       Provisions of our restated certificate of incorporation, bylaws, new stockholders agreement and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. Because of these provisions, you might not be able to receive a premium on your investment. See "Certain Transactions -- Agreements with Significant Stockholders" and "Description of Capital Stock."

IF WE FAIL TO SECURE ADEQUATE INTELLECTUAL PROPERTY PROTECTION OR BECOME INVOLVED IN AN INTELLECTUAL PROPERTY DISPUTE, IT COULD SIGNIFICANTLY HARM OUR FINANCIAL RESULTS AND ABILITY TO COMPETE.

       The patent positions of biotechnology companies, including our patent positions, can be highly uncertain and involve complex legal and factual questions and, therefore, enforceability is uncertain. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that we protect our technologies with valid and enforceable patents or as trade secrets. We rely in part on trade secret protection for our confidential and proprietary information by entering into confidentiality agreements and non-disclosure policies with our employees and consultants. Nonetheless, confidential and proprietary information may be disclosed and others may independently develop substantially equivalent information and techniques or otherwise gain access to our trade secrets.

       We file patent applications in the United States and in foreign countries as part of our strategy to protect our proprietary products and technologies. The loss of significant patents or the failure of patents to issue from pending patent applications that we consider significant could impair our operations. In addition, third parties could successfully challenge, invalidate or circumvent our issued patents or patents licensed to us so that our patent rights would not create an effective competitive barrier. Further, we may not obtain the patents or licenses to technologies that we will need to develop products for our target markets. The laws of some foreign countries may also not protect our intellectual property rights to the same extent as United States law.

       Extensive litigation regarding patents and other intellectual property rights is common in the biotechnology industry. We periodically receive notices of potential infringement of patents held by others. In the event of an intellectual property dispute, we may become involved in litigation. Intellectual property litigation is expensive and may divert management's time and resources away from our operations. The outcome of any such litigation is inherently uncertain. Even if we are successful, the litigation would be costly in terms of dollars spent and diversion of management time.

       If a third party successfully claims an intellectual property right to technology we use, it may force us to discontinue an important product or product line, alter our products and processes, pay license fees, pay damages for past infringement or cease certain activities. Under these circumstances, we may attempt to obtain a license to this intellectual property; however, we may not be able to do so on commercially reasonable terms, or at all.

STRINGENT LAWS AND REQUIRED GOVERNMENT APPROVALS AND CHANGES IN THE APPROVAL PROCESS COULD DELAY OUR INTRODUCTION OF PRODUCTS.

       Federal, state, local and foreign government agencies regulate all phases of our product development and commercialization. Some of our potential products, and particularly products for the health care and agriculture markets, will be subject to significantly greater oversight and longer approval processes than our current products. Regulatory agencies, including the Food and Drug Administration, the Environmental Protection Agency, the U.S. Department of Agriculture and their foreign counterparts, may not allow us to conduct research, produce and market our products in a timely manner or under technically or commercially feasible conditions, or at all. This could delay the introduction of new products, which could negatively impact anticipated growth.

ETHICAL, LEGAL AND SOCIAL CONCERNS ABOUT GENETICALLY ENGINEERED PRODUCTS COULD RESULT IN OUR INABILITY TO COMMERCIALIZE PRODUCTS.

       We produce a significant amount of our products from genetically modified microorganisms. Additionally, we intend to expand into agriculture markets, either alone or with strategic partners, through the development of genetically modified foods and transgenic crops. We cannot predict public attitudes and acceptance of products we may make from genetically modified microorganisms. As a result, if we are not able to overcome the ethical, legal and social concerns relating to safety and environmental hazards of genetic engineering, the general public may not accept our products and this may prevent us from commercializing products dependent on our technologies or inventions. In addition, public attitudes may influence laws and regulations governing the ownership or use of genetic material, which could result in greater government regulation of genetic research and bioengineered products.

FOREIGN CURRENCY FLUCTUATIONS AND ECONOMIC AND POLITICAL CONDITIONS IN FOREIGN COUNTRIES COULD CAUSE OUR REVENUES AND PROFITS TO DECLINE.

       In 1999, we derived approximately 60% of our revenues from our foreign operations. Our foreign operations generate sales and incur expenses in local currency. As a result, we are exposed to market risk related to unpredictable interest rates and foreign currency exchange rate fluctuations. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the U.S. dollar and the currencies in which we do business could cause our revenues and profits to decline.

       Product revenues denominated in Euros account for approximately 40% of total product revenues and the fluctuations in the currency exchange rate against the U.S. dollar can have a significant impact on our reported product revenues. In the first quarter of 2000, the strengthening of the U.S. dollar reduced our reported product revenues by $3.6 million, or 5%. However, because we incur most of our costs associated with our Euro revenues in Euros, we minimize the impact on net income.

       We expect to continue to operate in foreign countries and that our international sales will continue to account for a significant percentage of our revenues. Any one of the following factors arising from our international business operations could be costly in terms of dollars spent and the diversion of management's time, and could cause our revenues and profits to decline, including:

       - Difficulties and costs associated with staffing and managing foreign operations;

       - Unexpected changes in regulatory requirements;

       - Difficulties of compliance with a wide variety of foreign laws and regulations;

       - Changes in our international distribution network and direct sales force;

       - Potential trade restrictions and exchange controls;

       - Political and social unrest;

       - Labor disputes including work stoppages, strikes and embargoes;

       - Inadequate and unreliable services and infrastructure;

       - Import or export licensing or permit requirements; and

       - Greater risk on credit terms and long accounts receivable collection cycles in some foreign countries.

WE EXPECT THAT OUR QUARTERLY RESULTS OF OPERATIONS WILL FLUCTUATE, AND THIS FLUCTUATION COULD CAUSE OUR STOCK PRICE TO DECLINE, CAUSING INVESTOR LOSSES.

       A large portion of our expenses, including expenses for facilities, equipment and personnel, are relatively fixed. Accordingly, if product revenue declines or does not grow as we anticipate or non-product revenue declines due to the expiration or termination of strategic alliance agreements or the failure to obtain new agreements or grants, we may not be able to correspondingly reduce our operating expenses in any particular quarter. Our quarterly revenue and operating results have fluctuated in the past and are likely to do so in the future. If our operating results in some quarters fail to meet the expectations of stock market analysts and investors, our stock price would likely decline. Some of the factors that could cause our revenue and operating results to fluctuate include:

       - The ability and willingness of strategic partners to commercialize products derived from our technology or containing our products on expected timelines;

       - Our ability to successfully commercialize products developed independently and the rate of adoption of such products;

       - Fluctuations in consumer demand for products containing our technologies or products, such as back to school sales of blue jeans and other denim products, resulting in an increase in textile processing enzymes, and fluctuations in laundry detergent use due to promotional campaigns run by consumer products companies; and

       - Fluctuations in geographic conditions including currency and other economic conditions such as economic crises in Brazil or Asia.

       We also have incurred significant one-time charges within given quarters, such as those incurred in conjunction with restructuring activities, and recognized investment income from sales of available-for-sale marketable securities.

MANAGEMENT MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE AND IN WAYS THAT MAY NOT YIELD A RETURN.

       Management will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem such uses desirable, and our use of the proceeds may not yield a significant return or any return at all. Management intends to use a majority of the proceeds from this offering for research and development, working capital and other general corporate purposes and to finance potential acquisitions or investments. There are a number of factors that will influence our use of the net proceeds from this offering, and these uses may vary substantially from our current plans.

IF WE ARE SUBJECT TO A COSTLY PRODUCT LIABILITY DAMAGE CLAIM OR AWARD, OUR PROFITS COULD DECLINE.

       We may be held liable if any product we develop, or any product that a third party makes with the use or incorporation of any of our products, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Our current product liability insurance may not cover our potential liabilities. Inability to obtain sufficient insurance coverage in the future at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us or our strategic partners. If a third party sues us for any injury caused by our products, our liability could exceed our insurance coverage amounts and total assets and our profits could decline.

IF WE ARE SUBJECT TO COSTLY ENVIRONMENTAL LIABILITY DUE TO THE USE OF HAZARDOUS MATERIALS IN OUR BUSINESS, OUR PROFITS COULD DECLINE.

       Our research and development processes involve the controlled use of hazardous materials, including chemical, radioactive and biological materials. Our operations also generate potentially hazardous waste. We cannot eliminate entirely the risk of contamination or the discharge of hazardous materials and any resultant injury from these materials. Federal, state, local and foreign laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. Third parties may sue us for any injury or contamination that results from our use or the third party's use of these materials. Any accident could partially or completely shut down our research and manufacturing facilities and operations. In addition, if we comply with applicable environmental laws and regulations, we may incur additional costs, and current or future environmental regulations may impair our research, development or production efforts.

OUR UNITED STATES RESEARCH AND DEVELOPMENT FACILITY AND CORPORATE OFFICE IS LOCATED NEAR KNOWN EARTHQUAKE FAULT ZONES, AND THE OCCURRENCE OF AN EARTHQUAKE OR OTHER CATASTROPHIC DISASTER COULD CAUSE DAMAGE TO THIS FACILITY AND EQUIPMENT, WHICH COULD IMPAIR OUR ABILITY TO OPERATE THE FACILITY.

       Our United States research and development facility and corporate office is located in Palo Alto, California near known earthquake fault zones and is vulnerable to damage from earthquakes. In October 1989 a major earthquake that caused significant property damage and a number of fatalities struck this area. We are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously, or potentially completely, impaired. In addition, the unique nature of our research activities and much of our equipment could make it difficult for us to recover from a disaster. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

BECAUSE THERE IS NO PRIOR MARKET FOR OUR COMMON STOCK, YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PUBLIC OFFERING PRICE.

       Prior to this offering, there has been no public market for shares of our common stock. An active, liquid trading market may not develop following completion of this offering, or if developed, may not be maintained. We determined the public offering price for the shares through negotiations between representatives of the underwriters and us. This price may not be indicative of prices that will prevail later in the trading market. The market price of the common stock may decline below the public offering price, and you may not be able to resell your shares at or above the public offering price.

BECAUSE WE OPERATE IN THE BIOTECHNOLOGY INDUSTRY, OUR STOCK PRICE MAY BE PARTICULARLY VOLATILE.

       The stock market, from time to time, has experienced significant price and volume fluctuations that are unrelated to the operating performance of companies. The market prices for securities of biotechnology companies, in general, have been highly volatile and may continue to be highly volatile in the future. Our stock may be affected by this type of market volatility, as well as by our own performance. The following factors, among other risk factors, may have a significant effect on the market price of our common stock:

       - Developments in our relationships with current or future strategic partners;

       - Announcements of technological innovations or new products by us or our competitors;

       - Developments in patent or other intellectual proprietary rights or announcements relating to these matters;

       - Investor concern regarding the public acceptance of the safety of biotechnology products or announcements relating to these matters;

       - Litigation or governmental proceedings or announcements relating to these matters;

       - Developments in domestic and international governmental policy or regulation, for example, relating to intellectual property rights;

       - Economic and other external factors or other disaster or crisis;

       - Future royalties from product sales, if any, by our licensees;

       - Our ability to access genetic material from diverse ecological environments and the development of our technologies; and

       - Fluctuations in our operating results.

IF EXISTING STOCKHOLDERS SELL LARGE NUMBERS OF SHARES OF OUR COMMON STOCK, OUR STOCK PRICE COULD DECLINE.

       The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. Such sales also could make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this offering, we will have 58,856,500 shares of common stock outstanding. All the shares sold in this offering will be freely tradable, except those held by our affiliates. Of the remaining shares of common stock outstanding after this offering, all of the shares held by Eastman Chemical Company and affiliates of

Danisco A/S will be subject to registration rights. See "Certain
Transactions -- Agreements with Significant Stockholders."

       After this offering, we also intend to register up to approximately 9,000,000 shares of our common stock for sale upon exercise of outstanding stock options issued pursuant to compensatory benefit plans or reserved for future issuance pursuant to our stock option plan. In addition, the market price of our common stock could decline if we sell additional equity securities in connection with financings, acquisitions or strategic alliance arrangements. See "Shares Eligible for Future Sale."

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus includes forward-looking statements relating to, among other things, future results of operations, our plans and expectations regarding our future products, market and growth opportunities, and general industry and business conditions applicable to us. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including those we describe in the "Risk Factors" section of this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

       We expect to receive approximately $115.7 million from the sale of 7,000,000 shares offered by this prospectus, after deducting estimated underwriting discounts and offering expenses, and an additional $17.6 million from the sale of 1,050,000 shares if the underwriters exercise their over-allotment option in full. We currently intend to use the net proceeds of this offering for research and development activities, for capital expenditures, to finance possible acquisitions and for working capital and other general corporate purposes.

       We have not yet finalized the amount of net proceeds we will use specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending any use, as described above, we intend to invest the net proceeds in high quality, interest-bearing securities. See "Risk Factors -- Management may invest or spend the proceeds of this offering in ways with which you may not agree and in ways that may not yield a return."

                                DIVIDEND POLICY

       We currently intend to retain future earnings, if any, to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that the board of directors may deem relevant. In addition, covenants in our senior note agreement may limit our ability to declare and pay cash dividends on our capital stock.

                                 CAPITALIZATION

       This table sets forth as of March 31, 2000:

       - our actual capitalization; and

       - our capitalization as adjusted to give effect to the sale of 7,000,000 shares of our common stock in this offering at an initial public offering price of $18.00 per share after deducting estimated underwriting discounts and estimated expenses of this offering, and giving effect to the issuance of 1,856,500 shares of restricted common stock to certain key employees at a price of $9.70 per share which occurred prior to May 4, 2000. The employees purchased the restricted shares through the use of notes receivable from these employees.

       This table excludes 9,000,000 shares of our common stock reserved for issuance under our stock option plan, of which 4,453,500 shares are subject to options outstanding as of July 21, 2000, at a weighted average exercise price of $9.97 per share.

       You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those statements included elsewhere in this prospectus.

                                                                  MARCH 31, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Long-term debt, less current maturities.....................  $143,660     $143,660
Redeemable preferred stock:
  7 1/2% cumulative series A preferred stock, without par
     value, authorized 1,000 shares, 970 shares issued and
     outstanding, including dividends in arrears of
     $52,744................................................   149,744      149,744
Shareholders' equity:
  Common stock, par value $.01 per share, 200,000,000 shares authorized, 50,000,000 shares issued and outstanding
     actual, 58,856,500 shares issued and outstanding as
     adjusted...............................................       500          589
  Preferred stock, par value $.01 per share, 1,000,000
     shares authorized, no shares issued and outstanding
     actual and as adjusted.................................        --           --
  Additional paid-in capital................................   188,975      322,574
  Deferred stock-based compensation.........................    (2,649)      (2,649)
  Notes receivable..........................................        --      (18,008)
  Accumulated deficit.......................................   (33,376)     (33,376)
  Accumulated other comprehensive loss......................   (43,210)     (43,210)
                                                              --------     --------
       Total shareholders' equity...........................   110,240      225,920
                                                              --------     --------
       Total capitalization.................................  $403,644     $519,324
                                                              ========     ========

                                    DILUTION

       Our net tangible book value as of March 31, 2000 was approximately $33.5 million, or approximately $0.67 per share of common stock, based on an aggregate of 50,000,000 shares of common stock outstanding. The number of shares outstanding as of March 31, 2000 excludes 5,739,450 shares of our common stock issuable upon exercise of the then outstanding options to purchase common stock under our stock option plan. "Net tangible book value" per share represents the amount of our total consolidated tangible assets minus total consolidated liabilities and redeemable preferred stock, divided by the shares of our common stock outstanding, before giving effect to the sale of our common stock in this offering. After giving effect to the sale of 7,000,000 shares in this offering at an initial public offering price of $18.00 per share and after deducting underwriting discounts and the estimated offering expenses payable by us, and giving effect to the issuance which occurred after March 31, 2000 of 1,856,500 shares of restricted common stock to certain key employees at a price of $9.70 per share, our pro forma net tangible book value as of March 31, 2000 would have been $167.2 million, or $2.84 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.17 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $15.16 per share to new investors purchasing common stock in this offering at the assumed public offering price. The following table illustrates this per share dilution:

Initial public offering price per share.....................           $18.00
  Historical net tangible book value per share as of March
     31, 2000...............................................  $0.67
  Increase in net tangible book value per share attributable
     to issuance of restricted shares.......................   0.32
  Increase in net tangible book value per share attributable
     to this offering.......................................   1.85
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................             2.84
                                                                       ------
Dilution per share to new investors.........................           $15.16
                                                                       ======

       We determined dilution per share to new investors by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. If we issue any shares in connection with outstanding options or the underwriters' over-allotment option, you will experience further dilution.

       The following table summarizes, on a pro forma basis as of March 31, 2000, the difference between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

                                            SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                          ---------------------    ------------------------    PRICE PER
                                            NUMBER      PERCENT        AMOUNT       PERCENT      SHARE
                                          ----------    -------    --------------   -------    ---------
                                                                   (IN THOUSANDS)
Existing stockholders...................  51,856,500       88%        $207,483         62%      $ 4.00
New investors...........................   7,000,000       12%         126,000         38%       18.00
                                          ----------      ---         --------        ---
  Total.................................  58,856,500      100%        $333,483        100%
                                          ==========      ===         ========        ===

       The foregoing table assumes no exercise of stock options. As of July 21, 2000, there were options outstanding to purchase 4,453,500 shares of our common stock at a weighted average exercise price of $9.97 per share. To the extent that holders exercise outstanding options, new investors will experience further dilution.

                      SELECTED CONSOLIDATED FINANCIAL DATA

       The following selected consolidated financial data should be read in conjunction with our financial statements and the notes to our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We derived the statement of operations and balance sheet data for the five-year period ended December 31, 1999 from our audited financial statements. We derived the statement of operations and balance sheet data for the three-month period ended March 31, 2000 from our unaudited interim financial statements. In our opinion, we have prepared the unaudited financial statements on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. Historical results are not indicative of the results to be expected in the future.

                                                                                                           THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                                 MARCH 31,
                                  -------------------------------------------------------------------   -------------------------
                                     1995          1996          1997          1998          1999          1999          2000
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS
Revenues:
  Product revenue...............  $   189,107   $   235,041   $   293,643   $   279,492   $   305,637   $    72,602   $    73,640
  Fees and royalty revenues.....       26,006        24,951        16,699         9,619        10,965         2,264         6,059
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Total revenues................      215,113       259,992       310,342       289,111       316,602        74,866        79,699
Operating expenses:
  Cost of product sold..........      124,261       164,440       179,112       167,604       176,756        43,500        41,998
  Research and development......       31,196        33,989        37,306        40,205        43,955        10,022        11,824
  Sales, marketing and business
    development.................       21,876        22,837        25,392        24,394        24,564         5,162         5,665
  General and administrative....       13,931        16,027        17,995        22,940        22,984         4,900         5,542
  Amortization..................        7,216         9,941         9,055         9,554        10,032         2,392         2,672
  Restructuring and related
    charges.....................           --            --            --            --         7,500            --            --
  Other (income)/expense........          609           (37)          938          (342)         (845)         (143)         (299)
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Total operating expenses......      199,089       247,197       269,798       264,355       284,946        65,833        67,402
Operating income................       16,024        12,795        40,544        24,756        31,656         9,033        12,297
Non operating (income)/expenses:
  Investment income.............           --            --            --          (990)           --            --       (15,046)
  Interest expense..............        7,630        12,419        11,633        10,727        10,487         2,503         2,660
  Interest income...............         (637)       (1,084)         (446)         (557)         (750)         (140)         (560)
  Other (income)/expense........        5,200        (5,381)        1,100        (1,442)           --            --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Total non operating
    (income)/expenses...........       12,193         5,954        12,287         7,738         9,737         2,363       (12,946)
Income before provision for
  income taxes and extraordinary
  item..........................        3,831         6,841        28,257        17,018        21,919         6,670        25,243
Provision for income taxes......        1,316         6,036         5,106         3,279         5,294         1,595         8,700
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income before extraordinary
  item..........................        2,515           805        23,151        13,739        16,625         5,075        16,543
  Extraordinary loss on early
    extinguishment of debt (Net
    of income tax benefit of
    $1,302).....................           --         1,954            --            --            --            --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net Income....................  $     2,515   $    (1,149)  $    23,151   $    13,739   $    16,625   $     5,075   $    16,543
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Net income available to
    holders of common stock.....  $    (4,760)  $    (8,424)  $    15,876   $     6,464   $     9,350   $     3,256   $    14,724
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Earnings per common share
    before extraordinary item:
    Basic.......................  $     (0.10)  $     (0.13)  $      0.32   $      0.13   $      0.19   $      0.07   $      0.29
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
    Diluted.....................  $     (0.10)  $     (0.13)  $      0.32   $      0.13   $      0.19   $      0.07   $      0.28
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Earnings per common share:
    Basic.......................  $     (0.10)  $     (0.17)  $      0.32   $      0.13   $      0.19   $      0.07   $      0.29
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
    Diluted.....................  $     (0.10)  $     (0.17)  $      0.32   $      0.13   $      0.19   $      0.07   $      0.28
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Weighted average shares
    outstanding:
    Basic.......................   50,000,000    50,000,000    50,000,000    50,000,000    50,000,000    50,000,000    50,000,000
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
    Diluted.....................   50,000,000    50,000,000    50,000,000    50,000,000    50,000,000    50,000,000    51,816,735
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Dividends per common share....           --            --   $      0.20   $      0.20            --            --            --
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                                                           AS OF DECEMBER 31,                      AS OF
                                                          ----------------------------------------------------   MARCH 31,
                                                            1995       1996       1997       1998       1999       2000
                                                          --------   --------   --------   --------   --------   ---------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents...............................  $ 28,047   $ 13,597   $ 10,310   $ 12,792   $ 39,331   $ 53,863
Working capital.........................................    30,767     63,084     68,485     84,871     82,414     98,959
Total assets............................................   410,521    525,606    490,279    496,478    499,300    496,281
Total long-term debt and capital leases.................    92,058    194,000    171,000    158,000    146,080    147,060
Total liabilities.......................................   197,666    280,610    249,819    243,515    246,239    236,297
Redeemable preferred stock..............................   118,825    126,100    133,375    140,650    147,925    149,744
Total shareholders' equity..............................    94,030    118,896    107,085    112,313    105,136    110,240

       A number of items impact the comparability of the selected consolidated financial data:

       - In 1995, we acquired the outstanding shares of common stock of Royal Gist-Brocades Bio-Specialties, the detergent, starch and textile business of Royal Gist-Brocades. We accounted for this transaction by the purchase method of accounting.

       - In 1996, we acquired from Solvay S.A. the outstanding shares of common stock of Solvay Enzymes Inc., Solvay Enzymes Verwaltungs GmbH, Solvay Enzimas S.A., and fifty percent of the outstanding shares of Kyowa Solzyme K.K. We accounted for this transaction by the purchase method of accounting.

       - In 1996, we extinguished certain long-term debt.

       - In 1999, we implemented a plan to restructure our manufacturing facility in Belgium.

       - In 1999, we acquired an 80% ownership interest in Genencor (Wuxi) Bio-Products Company, Ltd. We accounted for this transaction by the purchase method of accounting.

       - In 1999, our board of directors and stockholders approved a 25,000-for-1 stock split of our common stock. All references to share and per share amounts have been restated retroactively to reflect the split.

       - On July 25, 2000, we effected a one-for-two reverse stock split of our common stock. All references to share and per share amounts have been restated retroactively to reflect the split.

       - During the three months ended March 31, 2000, we realized a gain on the sale of marketable securities of $15.0 million, $9.2 million tax-effected, and recognized back royalties in connection with a settlement of patent infringement claims of $3.5 million, $2.1 million tax-effected.

       - In 2000, we retroactively revised our consolidated financial statements to reflect a change in the life used to amortize the excess of cost over net assets of a business acquired in 1990 from 40 years to 20 years. This resulted in a decrease in total shareholders' equity of $6.4 million at January 1, 1995, an increase in amortization expense and a decrease in net income of $1.3 million in each of the years ended December 31, 1995, 1996, 1997, 1998 and 1999 and $0.3 million in the quarters ended March 31, 1999 and 2000. This also resulted in a decrease in basic and diluted earnings per common share of $0.03 in 1995 and 1996 and $0.02 in 1997, 1998 and 1999; no change in the quarter ended March 31, 1999, and a reduction of $0.01 in the quarter ended March 31, 2000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by forward-looking information due to factors discussed under "Risk Factors" and "Business" and elsewhere in this prospectus.

OVERVIEW

       We are engaged in the discovery, development, manufacturing and marketing of biotechnology products for the industrial chemicals, agriculture and health care markets. Our current revenues result primarily from the sale of novel enzymes to the cleaning, grain processing and textile industries, with the remainder from research funding and technology fees and royalties. We intend to apply our proven and proprietary technologies and manufacturing capabilities to expand sales in our existing markets and address new opportunities in the health care, agriculture and industrial chemicals markets. We have formed, and plan to continue to form, strategic alliances with market leaders to collaborate with us to develop and launch products.

       We manufacture our products through our eight manufacturing facilities located in the United States, Finland, Belgium, China and Argentina. We conduct our sales and marketing activities through our direct sales organizations in the United States, the Netherlands, Singapore, Japan and Argentina. In 1999, we derived approximately 60% of our revenues from our foreign operations.

RECENT DEVELOPMENTS

       Two non-recurring transactions favorably impacted net income for the quarter ended March 31, 2000. We recognized a gain of $15.0 million, $9.2 million tax-effected, from the sale of marketable equity securities. We received this stock upon the sale of an equity investment made in 1998. In January 2000, we successfully settled patent infringement issues with one of our customers, which resulted in back royalties of $3.5 million, $2.1 million tax-effected. We are also entitled to future royalties related to this intellectual property arrangement.

       On December 9, 1999, our board of directors approved the implementation of an employee stock option and stock appreciation right plan. Under the terms of this plan, we may grant stock options and stock appreciation rights for, in the aggregate, up to 9 million shares of common stock. Options vest ratably over a three-year period and expire ten years from their grant date. Stock appreciation rights vest 50% after three years, with the remaining 50% vesting after four years, and expire ten years from their grant date. On December 31, 1999, there were stock options to purchase 5.5 million shares and 0.5 million stock appreciation rights outstanding, at an exercise price of $9.70 per share.

       On March 28, 2000 we granted 0.3 million stock options. We determined that the estimated market value of our common stock exceeded the exercise price at the time of grant. As a result, we recorded deferred compensation expense of $2.6 million related to those options for the quarter ended March 31, 2000. We will amortize this amount over the three year vesting period, beginning in April 2000. On May 3, 2000, we issued an additional 0.3 million stock options at an exercise price of $9.70 per share. Accordingly, we will recognize deferred compensation expense of $2.6 million related to these options for the quarter ended June 30, 2000. We also will amortize this amount over the vesting period of three years, beginning in May 2000. As of July 21, 2000, we issued an additional 0.3 million stock options at a weighted average exercise price of $13.77 per share. Accordingly, we will recognize deferred compensation expense of $1.7 million related to these options for the quarter ended September 30, 2000. We will amortize this amount over the vesting period of three years, beginning in July 2000. The total deferred compensation noted above of $6.9 million will result in annual deferred stock based compensation expense of $1.5 million, $2.3 million, $2.3 million and $0.8 million in 2000, 2001, 2002 and 2003, respectively. On April 28, 2000, the board of directors allowed certain key employees to accelerate the exercise provisions on 1.9 million stock options and purchase restricted shares of our common stock through the use of promissory notes from the employees. For further information, please refer to note 18 to our consolidated financial statements. At July 21, 2000, we had outstanding stock options to purchase 4.5 million shares at a weighted average exercise price of $9.97 per share, 0.5 million stock appreciation rights at an exercise price of $9.81 per share and
1.9 million shares of restricted common stock.

       In June 1999, our board of directors terminated the long-term incentive plan that we had established in 1994. Under this plan, we granted employees units with values established at least annually by our board of directors. We recognized the appreciation in value multiplied by the number of units, at their assumed vesting percentage for accounting purposes, as long-term incentive compensation expense. We reduced our 1999 net income of $16.6 million, 1998 net income of $13.7 million, and 1997 net income of $23.2 million by our long-term incentive compensation expense of $3.6 million, $12.3 million and $3.3 million, respectively, or on a tax-effected basis of $2.3 million, $8.0 million and $2.2 million, respectively. We included these amounts in cost of product sold and research and development, sales, marketing and business development, and general and administrative expenses for all periods presented.

       In July 1999, we implemented a plan to restructure our manufacturing facility in Belgium. Two factors primarily drove our decision: developments leading to a production overcapacity in the enzyme market and operating costs of the Belgian plant that were considerably higher than in any of our other plants. We eliminated approximately 58 positions as a result of this restructuring, with staggering termination dates of July 1999 through January 2001. We immediately notified all affected employees of the restructuring plan. As of December 31, 1999, 23 employees had terminated their employment with us. As a result of this plan, we recorded restructuring and related charges of $7.5 million, or $6.2 million after taxes, in 1999. These charges relate primarily to employee severance and related social costs of $4.9 million, a curtailment loss of $0.8 million under a related defined benefit pension arrangement, and $1.8 million for manufacturing equipment that we deemed impaired as it would no longer be utilized after the restructuring. We determined the impairment charge based on remaining book value as we believe there is no market in which to sell the specific assets. At December 31, 1999, we had a remaining severance liability of $2.9 million related to this restructuring. We expect that this restructuring program will result in an on-going pre-tax savings of approximately $5.0 million annually. We expect to realize part of this annual cost savings during 2000. We estimate pre-tax savings through March 31, 2000 at $1.2 million, resulting primarily in lower cost of product sold. As of March 31, 2000, we had completed our activities under this plan and no adjustments were made to the original plan.

       In May 1999, we acquired an 80% ownership interest in Genencor (Wuxi) Bio-Products Company, Ltd. located in Wuxi, China, for a total cash purchase price of $9.9 million. We accounted for the acquisition under the purchase method. Therefore, we allocated the purchase price to the acquired assets and liabilities based upon management estimates of fair value. We are amortizing goodwill of $7.5 million on a straight-line method over ten years. As we intend to significantly improve the efficiency of the facility, which will continue to operate as a manufacturing site in the region, we recorded a provision to restructure the entity of approximately $3.2 million with an offset included in goodwill. Based on our preliminary assessment, the provision includes estimated employee related costs of $2.2 million, demolishing costs of $0.3 million for pre-existing structures on the site that we do not intend to use, and costs to effect the restructuring of $0.1 million. The provision further includes a reserve for incurred but unrecorded liabilities of the acquired entity of $0.6 million. As of December 31, 1999, we had not charged any costs to this restructuring provision. During 2000, we will continue to assess the cost of this restructuring. We will reallocate to goodwill any changes in the anticipated cost to restructure the facility. We expect that this restructuring program will result in an on-going pre-tax savings of approximately $0.5 million annually. We expect to realize limited benefit from this cost savings during 2000. The acquired company's results of operations, which we have consolidated since May 1, 1999, approximated a loss of $0.3 million in 1999 and a loss of $0.2 million for the quarter ended March 31, 2000.

       In 2000, we retroactively revised our consolidated financial statements to reflect a change in the life used to amortize the excess of cost over net assets of a business acquired in 1990 from 40 years to 20 years. This resulted in an increase in accumulated deficit of $9.0 million at January 1, 1997, an increase in amortization expense and a decrease in net income of $1.3 million in each of the years ended

December 31, 1997, 1998, and 1999 and $0.3 million in the quarters ended March 31, 1999 and 2000. This also resulted in a decrease in basic and diluted earnings per common share of $0.02 in 1997, 1998, and 1999; no change in the quarter ended March 31, 1999, and a reduction of $0.01 in the quarter ended March 31, 2000.

RESULTS OF OPERATIONS

Comparison of the Three Months Ended March 31, 2000 and 1999

       Revenues. Total revenues for the first quarter of 2000 increased $4.8 million, or 6%, to $79.7 million from the first quarter of 1999, primarily due to an increase in fees and royalty revenues.

       Product Revenues. Product revenues for the first quarter of 2000 increased $1.0 million, or 1%, to $73.6 million from the first quarter of 1999. In the first quarter of 2000, unit volume grew by 7%, while price fell 1%. Volume increased primarily due to increased protease enzyme sales to our largest customer, The Procter & Gamble Company, of $2.2 million, new product introductions and expanded business with our textiles customers of $1.1 million, and product revenue of $2.0 million related to our joint venture, Genencor
(Wuxi) Bio-Products, which we acquired in May 1999.

       On a regional basis, our first quarter 2000 product revenues in North America showed a $3.8 million, or 12%, increase to $34.5 million over the first quarter of 1999 due primarily to increased protease sales to our largest customer. Revenues in Asia benefited from increased market penetration and our acquisition of an ownership interest in Genencor (Wuxi) Bio-Products in Wuxi, China. In total, product revenues in Asia increased $2.0 million, or 35%, to $7.7 million in the first quarter of 2000. Europe showed a decrease of $5.0 million, or 16%, to $27.1 million primarily driven by the impact of the stronger U.S. dollar against the Euro and a decrease in sales of cellulase products to our animal feed customers of $0.9 million. Latin America product revenues increased by $0.3 million, or 8%, to $4.3 million due to improving economic conditions impacting our customers in Brazil.

       Approximately 40% of our product revenues are denominated in Euros and the fluctuations in the currency exchange rate against the U.S. dollar can have a significant impact on our reported product revenues. In the first quarter of 2000, the strengthening of the U.S. dollar caused a reduction in our product revenues of $3.6 million, or 5%. However, because we incur most of the costs associated with our Euro revenues in Euros, we minimize the impact on net income.

       Fees and Royalty Revenues. Our fees and royalty revenues consist primarily of funded research. Revenues generated from research funding result from collaborative agreements with various parties, including the U.S. Government, whereby we perform research activities and receive revenues that partially reimburse us for expenses incurred. Under such agreements we retain a proprietary interest in the products and technology developed. Overall, funded research revenues increased $0.3 million, or 14%, to $2.5 million from the first quarter of 1999 to 2000. Our funded research revenue as it relates to U.S. Government collaborations increased $0.1 million, or 17%, to $0.7 million from the first quarter of 1999 to 2000 primarily due to an increase in funding provided by the Advanced Technology Program of the National Institute of Standards and Technology to develop a biotechnology-driven production process for ascorbic acid. Funded research revenues provided by customers increased $0.2 million, or 13%, to $1.8 million from the first quarter of 1999 to 2000 primarily due to funding from our second largest customer.

       Royalties increased $3.5 million, or 100%, in the first quarter of 2000 due to resolution of patent infringement issues with a customer. These one-time royalties pertain to previous sales, using patented technology, made by the customer to third parties. The related intellectual property agreement also provides for future royalties.

  Operating Expenses

       Cost of Product Sold. Cost of product sold decreased $1.5 million, or 3%, to $42.0 million in the first quarter of 2000 from the first quarter of 1999 based on favorable impacts of cost reduction efforts and reductions in our fixed manufacturing costs due to the change in the Euro of $2.4 million, offset by increases in our distribution costs of $1.1 million.

       Gross Profit and Margins from Product Sold. Gross profit from product sold for the first quarter of 2000 increased $2.5 million, or 9%, to $31.6 million from the first quarter of 1999. This increase was caused by the significant product revenue-related factors of a 7% increase in unit volume and a 1% decrease in price. These product revenue-related factors were combined with a decrease of 3% in cost of product sold due to the favorable impacts of cost reduction efforts and reductions in our fixed manufacturing costs offset by increases in our distribution costs. As a result of these factors, gross margin on product revenue increased to 43% in the first quarter of 2000 from 40% in the first quarter of 1999.

       Research and Development. Research and development expenses primarily consist of the personnel related, consulting, and facilities costs incurred in connection with our research activities conducted in Palo Alto, California, and Leiden, the Netherlands. These expenses increased $1.8 million, or 18%, to $11.8 million in the first quarter of 2000 from the first quarter of 1999 as we continue to increase our investment in technology platforms and enzyme discovery for new markets. As a part of total research and development expenses, estimated expenses related to research collaborations partially funded by customers increased by $0.4 million, or 12%, to $3.8 million in the first quarter of 2000 from the first quarter of 1999. We currently anticipate that our research and development expenditures as a percentage of revenues will grow in the near future, as well as other business expenses related to research and development activities in conjunction with our strategic development opportunities.

       Sales, Marketing and Business Development. Sales, marketing and business development expenses primarily consist of the personnel related and marketing costs incurred by our global sales force. Total expenses increased $0.5 million, or 10%, to $5.7 million in the first quarter of 2000 from the first quarter of 1999 due to personnel related costs, such as an increase in salaries and benefits of $0.3 million and costs related to internal sales meetings of $0.1 million.

       General and Administrative. General and administrative expenses include the costs of our corporate executive, finance, information technology, legal, human resources, and communications functions. In total, these expenses increased $0.6 million, or 12%, to $5.5 million in the first quarter of 2000 from the first quarter of 1999 due primarily to personnel related costs, such as increases in salaries and benefits of $0.2 million and $0.2 million related to new office space in Rochester, New York.

       Amortization. We amortize our intangible assets, consisting of patents, licenses, technology and goodwill, on a straight-line basis over their estimated useful lives, with a weighted average life of 14 years. Amortization expense increased $0.3 million, or 13%, to $2.7 million in the first quarter of 2000 from the first quarter of 1999 primarily due to the goodwill related to the 1999 acquisition of Genencor (Wuxi) Bio-Products. For further information, please refer to note 2 to our consolidated financial statements.

       Other Expense and Income. Other expense and income relates primarily to foreign currency exchange gains and losses on transactions denominated in other than our functional currency.

  Non Operating Expenses and Income

       Investment Income. Investment income represents gains from the sale of marketable equity securities. Investment income increased $15.0 million, or 100%, from the first quarter of 1999 due to the sale of marketable equity securities. We received these securities upon our sale of an equity investment in 1998.

       Income Taxes. The effective income tax rate for the quarter ended March 31, 2000 was 34% as compared to 24% for the same quarter of 1999. The higher effective tax rate for the current quarter primarily increased due to the pre-tax income resulting from two one-time events. During the first quarter of 2000, we realized $15.0 million of pre-tax gains from the sale of marketable equity securities and a $3.5 million pre-tax gain from the settlement of certain patent infringement issues, both in the United States. These items were tax effected at a marginal rate of 38.6%.

       Deferred Compensation and Other Non-Cash Compensation Charges. We determine deferred compensation for options granted to employees as the difference between the grant price and the fair value of our common stock, as estimated for financial reporting purposes, on the date we granted the options. In connection with the grant of stock options to employees on March 28, 2000, we recorded deferred compensation expense of approximately $2.6 million. We recorded this amount as a component of shareholders' equity and we amortize it as a charge to operations over the vesting period of the options. There was no amortization of deferred compensation expense for the period ended March 31, 2000.

Comparison of Years Ended December 31, 1999, 1998 and 1997

       Revenues. Total revenues for 1999 increased $27.5 million, or 10%, to $316.6 million from 1998, primarily due to an increase in product revenues. Total revenues for 1998 decreased $21.2 million, or 7%, to $289.1 million from 1997 to 1998 primarily due to reduced product revenues related to divested and discontinued product lines. Additionally, 1997 fees and royalty revenues included certain non-recurring items, which we discuss more fully below.

       Product Revenues. Product revenues in 1999 increased $26.1 million, or 9%, to $305.6 million from 1998. Without the impact of the stronger U.S. dollar against the Euro in 1999 versus 1998, product revenues in 1999 would have further increased by 2%. In 1999, unit volume grew by 13%, while price fell 2%. Volume increased primarily due to increased protease enzyme sales of approximately $20.0 million to our largest customer and the successful launch of a new enzyme-based dishwasher-cleaning product by our third highest volume customer of approximately $11.0 million. In 1999, 1998 and 1997, our two largest customers accounted for 39%, 39% and 36% of our product revenues, respectively.

       For 1999 and 1998, The Procter & Gamble Company, Unilever N.V., and Benckiser N.V. were our three largest customers in rank order. For 1997, The Procter & Gamble Company, Unilever N.V., and Cargill, Inc. were our three largest customers in rank order.

       Regionally, our 1999 product revenues in Europe showed a $14.0 million, or 13%, increase to $123.3 million from 1998 due primarily to the increased protease sales to our largest customer, while our revenues in Asia benefited from increased market penetration of $6.4 million and the acquisition of an ownership interest in Genencor (Wuxi) Bio-Products, which reported $6.8 million in product revenues in 1999. In total, product revenues in Asia increased $13.2 million, or 66%, to $33.2 million from 1998. North America also showed an increase of $5.2 million, or 4%, to $131.8 million driven by our grain processing sales, but Latin America product revenues declined by $6.3 million, or 27%, to $17.3 million due to the economic crisis in Brazil.

       Product revenues in 1998 decreased $14.2 million, or 5%, to $279.5 million from 1997, driven largely by divested and discontinued product lines of $11.5 million and termination of third party contract manufacturing arrangements of $6.3 million. In addition, the 1998 economic crisis in Asia negatively impacted revenues by $1.6 million. These decreases were partially offset by growth in sales to our largest customer of approximately $3.5 million and in sales of our animal feed enzymes of $3.6 million. On a regional basis our 1998 product revenues in North America declined by $9.5 million, or 7%, primarily due to a product rationalization program.

       In 1999, the strengthening of the U.S. dollar caused a reduction in our product revenues of $5.0 million. The strengthening of the U.S. dollar also caused a reduction in our product revenues in 1998 from 1997 of $3.0 million. However, because we incur most of the costs associated with our Euro revenues in Euros, we minimize the impact on net income.

       Fees and Royalty Revenues. Our fees and royalty revenues consist primarily of funded research. Overall, funded research revenues increased $1.6 million, or 18%, to $10.7 million from 1998 to 1999. Our funded research revenue as it relates to U.S. Government collaborations decreased $0.4 million, or 16%, to $2.1 million from 1998 to 1999 primarily due to a decrease in funding provided by the Advanced Technology Program of the National Institute of Standards and Technology to develop low allergenicity enzyme products. Funded research revenues provided by customers increased $2.0 million, or 30%, to

$8.6 million from 1998 to 1999 primarily due to reaching the second of three milestone targets under our collaborative program with E.I. du Pont de Nemours and Company to develop an efficient biological process for making 1,3 propanediol from glucose.

       Overall, funded research revenue increased $0.6 million, or 7%, to $9.0 million from 1997 to 1998. Our funded research revenue as it relates to U.S. Government collaborations increased $0.6 million, or 32%, to $2.5 million from 1997 to 1998 primarily due to funding provided by the Advanced Technology Program of the National Institute of Standards and Technology noted above. Funded research revenues provided by customers were flat from 1997 to 1998 due to the receipt of the first of three milestone payments from E.I. du Pont de Nemours and Company referenced above of $0.5 million and the initiation of a program with FinnFeeds International specifically related to in vivo applications in nutrition and health of animals of $0.7 million, offset by $1.2 million related to the culmination of programs in 1997.

       License and technology fees decreased $7.1 million, or 97%, to $0.2 million in 1998 due to one-time gains of $7.2 million included in 1997 from the transfer of certain technical and manufacturing know-how and the grant of a fully paid-up license to a third party.

       Royalties in both 1999 and 1998 decreased from 1997 due to a reduction in a royalty on diagnostic products as the related patents expired in 1997.

Operating Expenses

       Cost of Product Sold. Cost of product sold increased $9.2 million, or 5%, to $176.8 million in 1999 from 1998 based on increased product volume of $13.3 million and costs associated with the establishment of new warehouse facilities in Singapore of $0.5 million, partially offset by favorable impacts of cost reduction efforts of $1.3 million and a decrease in long-term incentive compensation expense of $2.1 million. Cost of product sold decreased $12.0 million, or 7%, to $167.6 million in 1998 from 1997 due to the decrease in total product revenues discussed above of $2.7 million, technological and process improvements, and a shift in the mix of products sold from higher to lower cost products of $9.0 million. Partially offsetting the above noted decrease in 1998 was an increase in long-term incentive compensation expense of $2.2 million.

       Gross Profit and Margins from Product Sold. Gross profit from product sold in 1999 increased $17.0 million, or 15%, to $128.9 million from 1998. This increase was caused by significant product revenue-related factors including a 13% increase in unit volume and a price decline of 2%. These product revenue-related factors were combined with an increase of 5% in cost of product sold due to increased unit volume and costs associated with the establishment of new warehouse facilities in Singapore. These increases were partially offset by favorable impacts of cost reduction efforts and a decrease in long-term incentive compensation expense.

       Gross profit from product sold in 1998 decreased $2.6 million, or 2% to $111.9 million from 1997. This decrease was caused by significant product revenue-related factors including divested and discontinued product lines and termination of third party contract manufacturing arrangements of approximately $17.8 million and a $1.6 million negative impact on revenues due to the economic crisis in Asia. These decreases were partially offset by growth in sales to our largest customer and sales of our animal feed enzymes. These product revenue-related factors were combined with a decrease of 6% in cost of product sold due to reduced product revenues cited above, technological and process improvements, and a shift in the mix of products sold from higher to lower cost products, partially offset by increased costs in long-term incentive compensation expense.

       As a result of these factors, gross margin on product revenue increased to 42% in 1999 from 40% in 1998 and 39% in 1997.

       Research and Development. These expenses increased $3.8 million, or 9%, to $44.0 million in 1999 from 1998 as we increased our investment in technology platforms and enzyme discovery for new markets. The increase from 1998 was substantially offset by a decrease in long-term incentive compensation expense. As a part of total research and development expenses, estimated expenses related to research collaborations partially funded by customers increased by $5.0 million, or 46%, to $15.8 million in 1999 from 1998. The increase of $2.9 million, or 8%, to $40.2 million in 1998 from 1997 was primarily driven by long-term incentive compensation expense. Estimated expenses related to funded research collaborations with customers increased by $1.4 million, or 15%, to $10.9 million from 1997 to 1998 primarily due to the initiation of a program with FinnFeeds International specifically related to in vivo applications in nutrition and health of animals.

       Sales, Marketing and Business Development. Total expenses remained constant in 1999 from 1998. The decrease of $1.0 million, or 4%, to $24.4 million in 1998 from 1997 was due primarily to final royalty payments in 1997 of $2.0 million resulting from a 1990 acquisition.

       General and Administrative. In total, these expenses were consistent from 1998 to 1999. Increases, due primarily to strategic consulting fees of $1.0 million and Year 2000 system compliance consulting fees of $0.2 million, were offset by decreased long-term incentive compensation expense. Increases in general and administrative expenses of $4.9 million, or 27%, to $22.9 million in 1998 from 1997 related primarily to long-term incentive compensation expense of $2.1 million, the further development of our information technology infrastructure of $1.4 million, the creation of a formal corporate communications function for $0.5 million, and outside legal consulting expenses of $0.6 million incurred in connection with the defense of a patent infringement claim settled in our favor in early 1998.

       Amortization. Amortization expense increased $0.5 million, or 5%, to $10.0 million in 1999 from 1998 due to amortization of the intangible assets resulting from the acquisition of Genencor (Wuxi) Bio-Products Company, Ltd discussed above. Amortization expense increased $0.5 million, or 5%, to $9.6 million in 1998 from 1997 primarily due to amortization of an increase in goodwill in December 1997 of $8.2 million related to an adjustment to the purchase accounting of prior acquisitions.

       Other Expense and Income. Other expense and income relates primarily to foreign currency exchange gains and losses on transactions denominated in other than our functional currency.

Non Operating Expense and Income

       Investment Income. Investment income represents gains from the sale of marketable equity securities. During 1998 we realized a $1 million gain on the sale of an equity investment.

       Other Expense and Income. Other non operating income, net of other expenses, decreased $1.4 million, or 100%, in 1999 from 1998 due to the non-recurring nature of certain items recognized in 1998. These non-recurring events related to the settlement of patent infringement litigation of $1.0 million, and to a lesser extent, the sale of assets related to divested product lines of $0.4 million. The increase of $2.5 million of income from 1997 to 1998 primarily related to the settlement of the patent infringement litigation and the 1997 non-recurring expense of $1.1 million related to the impairment write-off of a joint venture equity investment.

       Income Taxes. Several factors affected our effective income tax rate in 1999, including the statutory income tax rate in foreign jurisdictions, amortization of intangible assets which is not deductible for tax purposes, and research and experimental tax credits. The effective income tax rate for 1999 was 24% compared with 19% in 1998 and 18% in 1997. The 1998 effective rate includes the effect of the utilization of research and experimental tax credits totaling $2.5 million. The effective income tax rate for 1997 includes a $3.1 million impact associated with the increased likelihood of the utilization of net operating loss carry forwards that have since been realized. Without these one-time adjustments, the effective income tax rates for 1997 and 1998 would have remained comparable but significantly higher than the rate in 1999. We are subject to a tax ruling in the Netherlands that reduces the local effective income tax rate from 35% to 17.5%. This ruling will expire at the end of 2005. More information regarding our income tax position can be found in note 13 to our consolidated financial statements.

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LIQUIDITY AND CAPITAL RESOURCES

       Our funding needs consist primarily of capital expenditures, research and development activities, sales and marketing expenses, and general corporate purposes. We have financed our operations primarily through cash from the sale of products, research and development funding from partners, government grants, and short-term and long-term borrowings.

       We believe that our current cash balances plus funds to be provided from our current year operating activities will satisfy our funding needs over the next twelve months. We believe that the proceeds from this offering plus funds to be provided from our operating activities will adequately fund our anticipated long-term needs thereafter. Factors that could negatively impact our cash position include, but are not limited to, future levels of product, fees and royalty revenues, expense levels, capital expenditures, acquisitions, and foreign currency exchange rate fluctuations.

       As of March 31, 2000, cash and cash equivalents totaled $53.9 million, which we invested in short-term instruments including commercial paper, institutional money market funds and bank deposits.

       Cash provided by operations was $3.4 million in the first quarter of 2000, $10.1 million for the first quarter of 1999, $58.2 million in 1999, $46.1 million in 1998, and $47.3 million in 1997. The decrease of $6.7 million in the first quarter of 2000 from the first quarter of 1999 and the increase of $12.1 million in 1999 from 1998 was generated principally by operating earnings, net of non-cash items such as depreciation and amortization, and changes in operating assets and liabilities. Cash provided by operations decreased by only $1.2 million in 1998 from 1997.

       Cash provided by investing activities was $12.3 million in the first quarter of 2000 compared to $1.0 million in the first quarter of 1999. This difference of $11.3 million was driven by proceeds from the sale of marketable securities, completion of a sale/leaseback transaction in 1999 and a reduced level of capital spending in the first quarter of 2000. Cash used in investing activities was $20.1 million in 1999, $21.2 million in 1998 and $16.8 million in 1997. Spending in each of these years was driven by capital expenditures, which totaled $21.3 million in 1999 compared with $22.9 million in 1998 and $23.9 million in 1997. A significant portion of this spending included process improvement projects at our manufacturing and research and development facilities and information technology enhancements. Capital projects in process at December 31, 1999 relate primarily to further manufacturing process improvements and information technology system enhancements. We estimate the cost to complete these projects is $12.6 million, of which we have committed approximately $9.0 million.

       During 1998, we constructed a new technology and regional operations center in Leiden, the Netherlands. We included the cost of this project in our cash paid for purchases of property, plant and equipment under cash flows for investing activities in our 1998 consolidated financial statements. In 1999, we sold this facility to ABM AMRO Onroerend Goed Lease en Financieringen B.V. for $4.2 million and leased it back for a period of 20 years as more fully discussed in note 6 to our consolidated financial statements.

       To expand our industrial enzyme manufacturing and distribution presence in Asia, we invested $9.9 million to acquire an 80% interest in a joint venture in Wuxi, China, in 1999. This investment consisted of approximately $4.0 million paid to acquire shares from pre-existing owners, $5.0 million of cash infused to improve operations and provide liquidity and approximately $0.9 million in acquisition related costs.

       Cash used in financing activities of $1.0 million during the first quarter of 1999 resulted from the reductions in our outstanding borrowings on our revolving credit facilities. Cash used in financing activities was $9.7 million in 1999, $23.0 million in 1998 and $33.0 million in 1997. This spending was primarily driven by reductions in our outstanding borrowings on our revolving credit facilities, which were fully repaid as of December 31, 1999, and dividends to our common shareholders. These dividends consisted of $10.0 million paid to our common shareholders in both 1998 and 1997. However, we currently intend to retain future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition,
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

results of operations, capital requirements, general business conditions and other factors that the board of directors may deem relevant, including covenants in our debt instruments that may limit our ability to declare and pay cash dividends on our capital stock. Covenants in our senior note agreement restrict the payment of dividends or other distributions in cash or other property to the extent the payment puts us in default of these covenants. Such covenants include, but are not limited to, maintaining a debt to total capitalization of at least 55% and a maximum ratio of debt to EBITDA of 3.5:1.

       We currently have a $30.0 million line of credit with a commercial bank, which is available for general corporate purposes. At July 21, 2000 there were no borrowings under the agreement. The line of credit matures on the earlier of November 6, 2000, or when we execute a new revolving credit agreement. We are currently negotiating a new facility which we expect to have in place by the end of August 2000. Our long-term debt consists primarily of $140.0 million in senior notes issued in 1996 to certain institutional investors. These notes bear interest at 6.82% and are payable in annual installments of $28.0 million commencing in March 2002. We are currently in compliance with all of the financial covenants included in the senior note agreement. For more information, please refer to note 8 to our consolidated financial statements. We also paid a $10.0 million note in June 2000, which related to the acquisition of the enzyme business of Gist-Brocades in 1995.

MARKET RISK

       Foreign currency risk and interest rate risk are the primary sources of our market risk. Foreign operations, mainly denominated in Euros, accounted for approximately 60% of our 1999 revenues. We believe that we mitigate our risk due to foreign currency exchange rate fluctuation by our strategy of locating our manufacturing facilities so that the costs are denominated in the same currency as our product revenues. We manage the foreign currency exposures that remain through the use of foreign currency forward contracts and currency options. We do not use these instruments for speculative purposes. We had no material foreign currency forward contracts or currency options outstanding at March 31, 2000.

       As of March 31, 2000, cash and short-term investments totaled $53.9 million. Of this amount, $22.4 million was denominated in Euros. Our short-term debt outstanding was not significant as of March 31, 2000. To the extent U.S. dollar and Euro interest rates decline, the return on the cash investments would also decline. To the extent such deposits remain outstanding, we will be subject to risks associated with future foreign exchange fluctuations. If we were to borrow from our line of credit, our cost of short-term debt would be sensitive to changes in the general level of interest rates in the United States.

       Our subsidiary based in the Netherlands, which adopted the Euro as its functional currency, has average annual U.S. Dollar and Japanese Yen denominated revenues of approximately $40.0 million and $4.0 million, respectively. We use forward currency contracts to hedge these anticipated revenues. At March 31, 2000, we had total Japanese Yen denominated forward contracts of approximately $1.4 million. All of the contracts mature between April and September, 2000. The fair market value of the contracts was equal to the face value of the contracts.

  Interest Rates

       Our interest income is sensitive to changes in the general level of interest rates primarily in the United States and Europe. In this regard, changes in the U.S. dollar and Euro currency rates affect the interest earned on our cash equivalents, short-term investments, and long-term investments.

  Foreign Currency Exposure

       We conduct business throughout the world. We derived over 50% of our 1999 revenues and operating income from foreign operations. Economic conditions in countries where we conduct business and changing foreign currency exchange rates affect our financial position and results of operations. We are exposed to changes in exchange rates in Europe, Latin America and Asia. The Euro presents our most significant foreign currency exchange risk. Changes in foreign currency exchange rates, especially the

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

strengthening of the U.S. dollar, may have an adverse effect on our financial position and results of operations as they are expressed in U.S. dollars.

       Management monitors foreign currency exposures and may in the ordinary course of business enter into foreign currency forward contracts or options contracts related to specific foreign currency transactions or anticipated cash flows. These contracts are generally for periods of less than nine months and are not material. We do not hedge the translation of financial statements of consolidated subsidiaries that maintain their local books and records in foreign currencies.

NEW ACCOUNTING STANDARD

       In July 1999, The Financial Accounting Standards Board announced the delay of the effective date of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," for one year, to the first quarter of 2001.

       SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Under this SFAS, accounting for gains or losses resulting from changes in the values of those derivatives would depend on the use of the derivative and whether it qualifies for hedge accounting under SFAS No. 133. Based on the requirements of SFAS No. 133, there may be changes to the reported assets and liabilities in the balance sheet. Though we are currently evaluating the impact of SFAS No. 133 on our financial position and results of operations, based on our limited use of derivative instruments as discussed in the "Market Risk" section above, we believe the impact of adoption of this statement will not be material.

       In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". FIN 44 clarifies the application of Opinion No. 25 for (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. We believe that the impact of FIN 44 will not have a material effect on the consolidated financial statements.

YEAR 2000 COMPLIANCE

       As of July 21, 2000, we had not experienced any Year 2000 related disruption in the operation of our business. We cannot be sure, however, that all potential Year 2000 problems involving our business or the business of our customers have become apparent. We continue to monitor our technological operations to evaluate whether there are any indications that Year 2000 problems may still impact our business. Given the general uncertainty regarding Year 2000 issues, Year 2000 issues may have a material adverse effect on our business. We spent approximately $0.8 million in Year 2000 related remediation costs. These costs did not have a material effect on our results of operations and financial condition and we do not anticipate that we will incur these types of costs in the future.

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                                    BUSINESS

OUR COMPANY

       We are a global leader in the development of genetically based biotechnology products using our group of technologies, which we refer to as our technology platforms, including gene discovery and functional genomics, molecular evolution and design, and human immunology. Over our 18-year operating history, we have built an intellectual property portfolio of approximately 3,000 owned and licensed patents and patent applications. We deliver over 250 products to customers in over 80 countries and generated over $300 million in 1999 revenues.

       Our products include proprietary enzymes, proteins and biochemicals and are used in applications as diverse as removing stubborn stains from clothing, converting starch to the sweetener in soft drinks and enhancing the nutritional value of grains and animal feed. Our strategy is to apply our proven and proprietary technologies and manufacturing capabilities to expand sales in our existing markets and address new opportunities in the health care, agriculture and industrial chemicals markets. Using our i-biotech approach we are currently developing enzymes with reduced potential for human allergic response for consumer health care products, a proprietary agent for the topical treatment of human papilloma virus, an infection associated with warts and cancer, and a more cost-effective process for converting biomass to fuel ethanol.

       We have long-standing relationships with strategic partners such as Danisco/Cultor, Eastman Chemical Company, E.I. du Pont de Nemours and Company and The Procter & Gamble Company, and customers such as Benckiser N.V., Cargill Inc. and Unilever N.V. A key aspect of our strategy is to continue to identify and develop long-term strategic alliances with industry leaders in each of our target markets. These relationships have provided us with access to funding for research and development, distribution channels and access to industry expertise in our target markets.

SCIENTIFIC OVERVIEW

       Genomics is the study of the genetic content of an organism. Each organism inherits its genetic information, or DNA, from the previous generation. DNA is found in cells of all living organisms and is written as a linear code that is divided into discrete units called genes. A collection of genes form a chromosome, which, when bundled with other chromosomes, constitutes the genetic blueprint of the organism, or its genome. Each gene carries instructions or codes for the production, or expression, of proteins.

       Proteins have various roles in a cell. Proteins act as structural building blocks, sensors which identify environmental changes and the presence of foreign materials and enzymes that catalyze reactions. Enzymes are catalysts for virtually all the chemical reactions that are key to life. Subtle changes in the genetic code of an enzyme can dramatically alter its characteristics and function.

       Enzymes are valuable for use in several applications such as enhancing chemical reactions, laundry detergent and drug development. The commercial success of new products and new applications depends on the discovery of new genes, the optimization of these genes and the ability to produce their encoded protein products or enzymes economically.

       Scientists can read genetic code by sequencing an organism's DNA, which allows the identification of proteins encoded in the genes. Scientists compile these genes and their sequences into large data libraries that they can search and screen automatically using automated robotic systems, also known as high throughput screening technologies, to ascribe function to these proteins. This process is known as functional genomics.

       Changes in DNA, or mutations, occur naturally in organisms. Beneficial mutations may improve an organism's ability to survive. Over time, these mutations and their related traits are passed on to subsequent generations in a process known as evolution. Scientists attempt to accelerate evolution in a

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process known as directed evolution. Scientists can use directed evolution to change genes and their encoded proteins to design commercially useful biologically-derived materials, or biomaterials.

       Commercial production of biomaterials requires the use of organisms that have been adapted for the production of proteins. We refer to these organisms as host production organisms. Through the application of molecular biology, scientists move genes from one organism into a host production organism. By introducing new genes into a host production organism, scientists can create new chemical pathways to direct the production of a desired biomaterial in that host production organism.

COMPLEXITY OF COMMERCIALIZING BIOMATERIALS

       Commercialization of biomaterials is a complex process requiring the integration of a number of technologies, including gene discovery, gene optimization, production and allergenic analysis and testing. Many companies focus on one or a subset of these technologies. In addition, many companies may not apply these technologies in the context of an identified customer need or the economical production of the desired biomaterial.

       Traditional genomics approaches to gene discovery have focused primarily on screening microorganisms from new and unique environments, relying upon high throughput screening to identify a biomaterial with the desired properties. These techniques are laborious and do not always yield materials that can be commercialized successfully because the discovered genes may be incompatible with the necessary host production organism. Specifically, the host production organism may not be able to express the desired biomaterial at all or in sufficient quantity to be commercially viable.

       Once identified, the biomaterial produced by a discovered gene may not be optimal for the intended commercial application. Therefore, gene discovery typically is followed by gene optimization to improve the performance and stability of the gene product in its intended environment. In some cases, gene optimization may result in biomaterials that upon exposure induce a human allergic response. Traditional approaches to commercializing biomaterials fail to identify the potential for allergenic responses early in the development process. This inability to predict allergic potential may result in wasted investment and the development of products that are not viable for applications such as skin care, cosmetics and biopharmaceuticals.

       Despite improvements in DNA sequencing and functional genomics, the complexity of the commercialization process has limited the development of new biomaterials. Successful commercialization of enzymes and other biomaterials requires effective gene discovery to deliver biomaterials that can be produced on an economic basis in host production organisms while concurrently optimizing the biomaterial and reducing its potential to cause human allergic response.

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OUR I-BIOTECH APPROACH -- AN INTEGRATED SOLUTION

       We have developed an approach to address the complexity inherent in the commercialization of biomaterials for application in the health care, agriculture and industrial chemicals markets. We refer to this approach as i-biotech. i-biotech integrates several related technology platforms that we apply to the discovery, optimization, production and delivery of biomaterials. We believe that our integrated approach results in fast, efficient and successful discovery and production of biomaterials. The following diagram illustrates the integration of our technology platforms.

                                   FLOW CHART

       In the discovery and development of commercial products, we employ our i-biotech approach in the following manner:

       - We define an opportunity based on the needs of our customers;

       - We use our gene discovery and functional genomics platform to search our libraries of microorganisms for genes that express proteins capable of solving the customer need;

       - We refine these libraries to identify biomaterials that can be produced in our bacterial and fungal host production systems, which comprise our biomaterial production systems platform;

       - We apply our molecular evolution and design platform to genetically engineer and evolve, or optimize, the desired biomaterial;

       - We apply our human immunology platform to assess and limit the allergenic risk of the desired biomaterial; and

       - We apply our metabolic pathway engineering platform to reengineer the metabolism of our host production systems to permit production of small molecules and chemicals in large quantities.

       We have consistently demonstrated our ability to discover novel gene products, optimize these products to improve performance in commercial applications and deliver the improved products to our customers in a timely, cost-efficient manner. For example, we recently commercialized Indiage Neutra, a cellulase enzyme derived from organisms living in extreme environments. This enzyme gives denim a stonewashed appearance. Using our i-biotech approach, we took this product from gene discovery to commercial production in less than 12 months.

       Our immunology platform is an integral part of our i-biotech approach. This platform allows us to assess and reduce the human allergenic risk of biomaterials early in the discovery and development process. This platform is a direct outgrowth of our development of enzymes for cleaning applications in the industrial chemicals markets. This platform has enabled us to begin developing enzymes for the consumer health care and agriculture markets.

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OUR STRATEGY

       Our strategy is to continue to strengthen our position in the markets we currently serve and employ our i-biotech approach to capitalize on new opportunities in health care, agriculture and industrial chemicals. Key elements of our strategy include:

  Leverage our technology platforms and commercial experience to address new large markets

       We believe our proprietary technologies are applicable to a broad range of growth opportunities in the health care, agriculture and industrial chemicals markets. For example, we are developing two products for the health care market, an enzyme with reduced potential for human allergic response for use in skin care products and a compound for the topical treatment of human papilloma virus, each of which we leveraged from our existing industrial chemicals and agriculture businesses. We plan to capitalize on our proven track record for innovating, developing and delivering products to market through our global manufacturing, sales and distribution infrastructure to capture new opportunities in our target markets.

  Accelerate research and development with increased investment

       We intend to increase our investment in research and development to enhance our existing technology platforms and build new competencies. We believe this increase, combined with our proven ability to commercialize products, will accelerate our product development efforts and permit us to successfully capture the growth opportunities in our target markets.

  Pursue additional long-term strategic alliances with industry leaders

       We have long-standing strategic alliances with industry leaders such as The Procter & Gamble Company, E.I. du Pont de Nemours and Company and Eastman Chemical Company. We intend to continue establishing long-term strategic alliances with industry leaders that will provide us with access to research and development expertise and distribution channels across our target markets. We expect to structure these relationships with a combination of research and development funding and royalties. We intend to continue to retain a proprietary interest in the products and technology that we develop with these partners, as well as the related manufacturing rights, allowing us to leverage our discoveries into other market segments.

  Make selected enabling technology and business acquisitions

       We have in the past acquired technologies and businesses and integrated those successfully into our operations. We will continue to identify, evaluate and acquire or license enabling technologies to enhance our technology platforms. Since 1995 we have successfully acquired and integrated three businesses, adding significantly to our revenues and our technology and manufacturing capabilities. We will explore acquisitions of strategic businesses and technologies to expand our market presence and to enhance our technology platforms.

OUR TECHNOLOGY PLATFORMS

       Our development process begins with the identification and understanding of a customer need. Understanding this need permits us to develop a predictive test, or assay, that simulates the conditions or environment in which the desired biomaterial will be used. We believe that by incorporating the customer-driven predictive assay into our i-biotech approach, we can achieve a higher probability of success in the commercialization of our products.

  Gene discovery and functional genomics

       Gene discovery is a series of techniques used to identify diverse genes whose encoded proteins are capable of solving customer needs. We identify genes in two ways, either on the basis of their sequence or on the basis of the function of their encoded protein products.

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       We utilize a network of internationally respected scientists to gather and preserve materials from ecosystems as extreme and diverse as Antarctica and the high mountain, soda lakes of Kenya. From our hundreds of preserved ecosystems, each of which includes thousands of microorganisms, we have the potential to evaluate billions of genes. Using state-of-the-art robotics and high throughput screening technology, we apply our customer driven predictive assays to generate proteins which work for the intended purpose, but that require optimization. We refer to these proteins as product leads.

       When searching for novel bacterial genes, we search our ecosystems to identify those organisms whose genes are compatible with our host production organisms. By linking gene discovery to protein production, we increase the probability of success through the elimination of incompatible leads. Through this approach, we have access to a diverse set of bacterial genes that we are confident can be expressed in our host production organisms.

       We also search fungi for product leads. Traditionally, fungi have been screened only for genes whose protein products are expressed at a high level. We create a library of all the genes of a particular fungus and remove the repetitive sequences through a process known as normalization. We systematically express each gene and screen its protein product including those proteins that are normally produced at extremely low levels. By screening the entire genome of a single fungal organism, we gain access to a diverse set of genes, including previously undiscovered genes.

  Biomaterial production systems

       A key element of our i-biotech approach is the concurrent application of our biomaterial production systems platform with our other technology platforms. Biomaterial production systems consist of: (a) host production organisms that we have adapted to accept genes from other organisms, or foreign genes, and produce the proteins encoded by these foreign genes; and (b) a proprietary process for growing our host production organisms, which we refer to as our proprietary fermentation processes. We grow, or ferment, our host production organisms under controlled conditions, allowing these organisms to grow, divide and efficiently produce optimized proteins. In our 18 years of operations, we have developed numerous host production organisms backed by patented technology and process know-how.

       Each host production organism has a unique set of requirements that must be met before the organism can accept a foreign gene. For each host production organism, we have identified the key elements that must be added to a foreign gene to enable the host production organism to accept the gene and to produce the gene's product, the desired protein. To produce the desired product we cultivate the host production organisms using our proprietary fermentation processes.

  Molecular evolution and design

       Molecular evolution and design is the process or set of tools by which we accelerate the natural evolutionary process in order to engineer or optimize gene products for customer needs.

       In nature, evolution occurs at a very slow rate. We accelerate the evolutionary process to engineer and evolve, or optimize, the function of the protein we identify in the discovery process to address the customer need. We optimize genes by changing or mutating their DNA sequence to produce a variant protein with a modified function. This process is known as mutagenesis. We alter these proteins at a single site, at multiple sites or randomly over the entire length of the protein sequence. We employ several state-of-the-art chemical and enzymatic methods for mutating the DNA sequence of genes. We insert these altered genes into our proprietary host production organisms so that we can screen the variant proteins they produce for the identification of product leads.

       Generally, we can evaluate the properties of variant proteins generated through single and multiple site mutation using high throughput screening. When we randomly mutate living organisms over the entire length of the protein sequence, the number of protein variants becomes too large to be screened efficiently. We evaluate these variants using selection. In this approach, we make the survival of the host organism dependent upon its production of an improved protein variant. The organisms that produce improved

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protein variants survive. We then evaluate the surviving organisms using high throughput screens to determine which variant is best.

       Conventional mutagenesis is limited to modification of one or more genes of a single protein. If the desired biomaterial is a small molecule or chemical the simultaneous modification of a large number of different proteins may be required. Conventional techniques cannot create and evaluate such a large number of variants simultaneously. We have developed MutatorTechnology to address this shortcoming. Using this approach, we can simultaneously modify hundreds of genes in a host production organism and select the best host candidate in order to produce these desired small molecules or chemicals.

  Human immunology

       The potential for human allergic response limits the application of some engineered enzymes in the health care, agriculture and industrial chemicals markets. To address this limitation, we have developed our human immunology, or i-mune, platform. We are developing this platform which includes an automated assay that predicts human immune response and a mouse that incorporates parts of the human immune system, which we refer to as our transgenic mouse model. We believe that this platform will also allow us to create models for defective immune systems associated with genetic autoimmune disorders and study disease progression.

       i-mune assay. The human immune system is an extraordinary defense mechanism capable of rapidly responding to invading pathogens and other foreign molecules. We have developed a method to recreate the first steps of the human immune response in an automated assay format. We take a target protein and divide it into a series of small, easily synthesized pieces. Using the assay, we determine if the protein contains any pieces capable of causing an immune response. We then use the same system to determine how to modify the protein to eliminate the response using our molecular evolution and design platform.

       Using this tool, we can determine allergenic risk and reduce it without human testing. We also believe that we can utilize this technology to develop knowledge-based vaccines for bacterial and viral pathogens and as anti-cancer therapeutics.

       i-mune transgenic mouse model. We are also developing a transgenic mouse model of the human immune system. Current transgenic mouse models either employ mice which are abnormal and do not live their full life span or do not develop normal immune systems when supplied with normal mouse or human immune cells. Our transgenic mouse cannot develop its own immune system but in all other respects is normal. We are in the process of creating a transgenic mouse that we believe will be capable of developing a functional human immune system. As proof of concept, we have transplanted bone marrow cells from a genetically distinct donor mouse into our immune deficient mouse and restored an immune system in the transgenic mouse. We believe that this model could be an important new system for the modeling of human genetically linked immune disorders.

       The human immunology platform allows us to determine the allergenic potential of proteins, recommend ways to reduce their allergenic potential, and using our molecular evolution and design platform, develop new materials with reduced allergenic response profiles without human testing.

  Metabolic pathway engineering

       Metabolic pathway engineering is a process we use to modify our host production organisms to produce small molecules and chemicals, or biochemicals. Microorganisms make biochemicals through sequences of enzyme-catalyzed reactions, referred to as pathways. In order to produce these biochemicals, we often add new pathways or parts of pathways from a variety of organisms into our host production organisms.

       Our approach to metabolic pathway engineering, referred to as DesignPath, is the integration of a variety of tools including genomics and functional genomics. We begin with known metabolic pathways of our host production organisms and then reconstruct the pathways based upon our analysis. Then we add
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new genes, identified through our gene discovery and functional genomics platform and optimized through our molecular evolution and design platform.

       In parallel, we apply MutatorTechnology to adapt the host production organism to allow economical, high level production of the desired biochemicals. For example, using our MutatorTechnology we have increased the solvent tolerance of a biochemical production host organism for 1,3 propanediol, a component of high performance polyester, by more than 250% in less than a month. In addition, using this platform, we have reengineered our host production organisms to use renewable resources such as corn for the economical production of biochemicals including ascorbic acid and 1,3 propanediol.

  Formulation delivery systems

       Once we have developed a desired biomaterial, we typically formulate it in a manner customized for the intended use of the customer. Our patented formulations range from stable liquids to multi-layer granular formulations, including our Enzoguard granular products, which have sophisticated properties such as delayed release and oxidation barriers. These formulations protect biomaterials against harsh chemical and environmental conditions. In addition, we have designed and developed highly efficient fluidized coating equipment and processes to make our formulated products.

       Early in a project, we develop prototype formulations to establish a thorough understanding of the product requirements. In addition, through close cooperation between our research and development and manufacturing organizations, we ensure rapid technology transfer to our production facilities.

OUR MARKET OPPORTUNITIES

       We believe we can apply our i-biotech approach to develop a broad range of biotechnology products for the health care, agriculture and industrial chemicals markets.

       Health care. We believe that the relevant market segments within health care that our technologies can address, and their respective 1998 worldwide market sizes, are as follows: according to Chemical Marketing Reporter, skin care products was approximately $4.6 billion; according to Med Ad News, therapeutic vaccines was approximately $3.1 billion, antiviral agents was approximately $0.4 billion, products to treat autoimmune disorders was approximately $3.4 billion and transplant rejection therapies was approximately $1.8 billion.

       We currently have exploratory programs to:

       - Design over-the-counter and prescription skin care and cosmetic products;

       - Design vaccines for bacterial and viral pathogens such as salmonella, AIDS and hepatitis C;

       - Design therapeutic vaccines to treat chronic infection and cancers of the immune system;

       - Design and evolve second generation reduced immunogenic biopharmaceuticals; and

       - Develop transgenic models for various applications.

       Agriculture. An article published in Report from the Freedonia Group indicated that in 1997, the United States agriculture market for biologically derived products was approximately $875 million and the market for transgenic seeds and plants was $405 million. In addition, according to Chemical Marketing Reporter, in 1998, the global market for animal health was estimated at $11.3 billion.

       We currently have exploratory programs to:

       - Develop reduced allergenic and enhanced nutritional foods;

       - Evaluate the absence of allergens in transgenic crops;

       - Develop novel traits in crops; and

       - Develop vaccines against livestock pathogens.

       Industrial chemicals. According to Hoover's Online, the 1996 global chemical industry market was estimated to exceed $1.7 trillion. In the Office for Economic Co-Operation and Development's 1998 book entitled "Biotechnology for Clean Industrial Products and Processes: Towards Industrial Sustainability," the value of biotechnology-derived products in this sector was estimated to be approximately $10 billion. In 1999, according to Chemical Marketing Reporter, the global market for industrial enzymes was estimated at $1.4 to $1.6 billion.

       We currently have exploratory programs to:

       - Develop new biomaterials, including plastics and monomers from renewable resources;

       - Develop low cost processes for the production of specialty chemicals for the pharmaceutical industry; and

       - Develop enzyme systems for modification and derivatization of synthetic textiles.

       Whether we address the opportunities in health care, agriculture and industrial chemicals, however, will depend on a number of factors, including potential market size of the product, developing the appropriate strategic alliance consistent with our business strategy, licensing patent rights and technology, and allocation of our resources.

PRODUCTS AND PRODUCT DEVELOPMENT

       We have over 250 products that are distributed to over 500 customers in over 80 countries. The continued success of our business, however, depends on our ability to continuously develop innovative products that meet our customers' needs.

Products under development

       We have product development programs underway in each of our target markets. The timeline from discovery to market for products in our industry can vary significantly based upon a number of factors, including the complexity of the product and the regulatory approval required. Generally, the longer the development time of a product, the higher the degree of risk associated with its commercialization. We reduce the financial aspects of this risk, in some instances, by entering into strategic alliances that provide us with research and development funding and payments, such as up-front or milestone payments, during the development period. We currently have a number of products under development in our target markets including the following:

  Health care

       Low allergenic proteases. We believe proteases, enzymes that break down proteins, will be useful in personal and skin care products, because they release dead skin cells, refreshing, softening and renewing the skin surface. Using our i-biotech approach we are developing reduced allergenic proteases for the personal care market. Specifically, in conjunction with our strategic partner, The Procter & Gamble Company, we are developing reduced allergenic proteases for consumer skin care applications.

       Human papilloma virus. We have developed a lead compound with topical, anti-human papilloma virus activity. According to the American Social Health Association, 5.5 million new cases of human papilloma viral infections are reported each year in the United States. In addition, the human papilloma virus has been shown to contribute to increased incidence of cervical cancer.

  Agriculture

       Phytase for animal feed and nutrition. We are developing a production system for a phytase enzyme together with our strategic alliance partner, Danisco/FinnFeeds. The agriculture industry uses phytase in animal feed to increase animal weight gain and limit phosphate pollution in animal waste.

       Biomass conversion to ethanol. The agriculture industry produces a vast amount of waste product, known as biomass. Currently, the agriculture industry cannot economically convert biomass on a large scale to useful chemicals, such as ethanol. We maintain and are building a significant technological lead in the development of advanced, low-cost cellulases and other related enzymes for the conversion of biomass into value-added chemicals. We have been awarded a $17 million grant by the National Renewable Energy Laboratory to develop a total process for the enzymatic conversion of biomass into ethanol.

       Production of enzymes from transgenic plants. We are developing a transgenic plant system for the production of oxidase enzymes together with Prodigene Inc. Oxidase enzymes, such as laccase, are used in a variety of applications including bleaching of stains on clothing, the production of biological glue for particle boards and the processing of textile fabrics.

  Industrial chemicals

       Ascorbic acid. Together with Eastman Chemical Company, we have recently announced our intent to commercialize an advanced process for the production of ascorbic acid, or vitamin C, from glucose. We believe our biotechnology-driven aqueous process will deliver the world's lowest cost ascorbic acid production process as it eliminates several steps from the traditional chemical synthesis. According to Chemical Marketing Reporter, the world market for ascorbic acid in 1999 was approximately $500 to $600 million.

       Polymer intermediates. The industrial chemicals industry currently manufactures a polyester intermediate, 1,3 propanediol, using a chemical process. Propanediol is a critical component of a high performance polyester, Sorona, that E.I. du Pont de Nemours and Company plans to commercialize. The benefits of Sorona include improved fit and comfort, softness of touch, easy dyeability, and resilience and stretch recovery. This polyester has applications in textiles and engineering thermoplastics. It is anticipated that its most significant uses will be for making apparel, upholstery, home fashions and carpets. Together with our strategic partner E.I. du Pont de Nemours and Company, we have developed a novel biological process for the production of 1,3 propanediol that we believe will be less expensive than the current chemical process.

       Low allergenic amylases. Following our development of a low allergenic protease for the health care market, we intend to apply our i-mune platform to develop reduced allergenic amylases for use in cleaning products such as laundry detergents and dish care products.

Current products

       We group our products into three functional categories: enzymes that break down protein, starch or cellulose. The following table illustrates classes of our products, based on enzyme function, and includes examples of their applications and the markets in which they are utilized.

-------------------------------------------------------------------------------------------------------
         PRODUCT FAMILY                          APPLICATIONS                          MARKETS
-------------------------------------------------------------------------------------------------------
 Protein Degrading               - Removing protein-based stains (such as      Industrial Chemicals
 Enzymes                         blood, grass, gravy, tomato sauce and milk)   and Agriculture
                                   from soiled surfaces
                                 - Modifying or treating protein-based fibers
                                 (such as silk and wool)
                                 - Producing fermentation alcohols
                                 - Enhancing flavor and digestibility of pet
                                 foods
                                 - Cleaning contact lenses
                                 - Protein separation from animal blood
                                   products
-------------------------------------------------------------------------------------------------------
 Starch Degrading Enzymes        - Producing sweeteners such as high fructose  Industrial Chemicals
                                   corn syrup                                  and Agriculture
                                 - Producing fuel ethanol from renewable
                                   resources
                                 - Enhancing digestibility of animal feed
                                 - Removing starch based stains (such as
                                   spaghetti, chocolate, oatmeal, rice and
                                   baby food) from soiled surfaces
                                 - Treating textiles to remove starch-based
                                 sizing materials
-------------------------------------------------------------------------------------------------------
 Cellulose Degrading             - Depilling, creating the stonewashed look    Industrial Chemicals
 Enzymes                         and softening of fabrics such as cotton       and Agriculture
                                 - Reducing viscosity of products in the
                                 starch and alcohol industries
                                 - Brightening of colors and anti-graying of
                                 whites in laundry
                                 - Enhancing the digestibility and
                                 nutritional value of animal feed
-------------------------------------------------------------------------------------------------------

       Protein degrading enzyme products. Proteases are a group of enzymes capable of breaking down proteins into peptides and amino acids. This family of products includes bacterial and fungal acid, alkaline, high alkaline and engineered proteases. We currently sell these products primarily to the cleaning segment of the industrial chemicals market. We distribute these products under trademarks such as Properase and Purafect. Our protease family of products accounted for 48%, 50% and 56% of revenue in 1997, 1998 and 1999, respectively. The Procter & Gamble Company is our largest customer of protein degrading enzyme products, accounting for approximately 30% of our 1999 revenue.

       Starch degrading enzyme products. Our starch degrading enzyme products include enzymes that break down starch to intermediate and small sugars. This family of products includes enzymes such as amylase, glucoamylase, glucose isomerase and pullulanase. We currently sell these products primarily to the grain processing segment of the agriculture markets. We distribute these products under trademarks such as Optimax, Fermenzyme and Spezyme. Our starch degrading family of products accounted for 30%, 30% and 29% of revenue in 1997, 1998 and 1999, respectively.

       Cellulose degrading enzyme products. Our cellulose degrading enzyme products include enzymes or a mixture of enzymes that break down cellulose to intermediate and small sugars such as glucose. This family of products includes bacterial and fungal whole cellulase, xylanase and cellulase components. We currently sell these products primarily to the textile processing segment of the industrial chemicals market and the grain and animal feed segments of the agriculture market. We distribute these products under trademarks such as Puradax, Multifect and IndiAge. Our cellulase family of products accounted for 16%, 17% and 13% of revenue in 1997, 1998 and 1999, respectively.

STRATEGIC ALLIANCES

       A key part of our strategy has been and will continue to be forming strategic alliances with industry leaders in our target markets. In forming commercial alliances we seek partners that share our desire and commitment to grow, hold or have access to significant market share in the target market and are willing to fund or participate in research and development efforts. We also fund external alliances to access, apply and develop technologies that are strategic to our target markets. Some of our key strategic alliances are as follows.

       The Procter & Gamble Company. Our alliance with The Procter & Gamble Company began in 1984 and continues to the present. Through this relationship we have conducted joint research and development leading to the commercialization of five engineered protease enzymes. This relationship has enabled the launch of major new brand initiatives involving their flagship detergent products TIDE and ARIEL. As a result of the success of this relationship, we are now exploring product opportunities in the personal care markets.

       Our alliance with The Procter & Gamble Company is evidenced by three agreements. We are party to a new research agreement and a new technology transfer agreement, each dated June 30, 2000. These two agreements expire on June 30, 2003. Together, the agreements provide a framework for cooperation in areas to be agreed, particularly laundry and cleaning products. The research agreement provides for funding of $1.5 million over the term of the agreement. We are also party to a commercialization agreement dated April 25, 2000 relating to the development of proteins with reduced allergic potential for skin care products. This agreement provides for milestone payments up to $5.0 million and commercial terms, including royalties not to exceed $10 million and product sales, contingent on the successful development and commercialization of one or more products. This agreement remains in effect through execution of a supply agreement or expiration of cooperative product development efforts.

       E.I. du Pont de Nemours and Company. On September 1, 1995, we entered into a collaborative research and development agreement with E.I. du Pont de Nemours and Company to develop and commercialize a biologically derived 1,3 propanediol, a key intermediate for the production of a new type of polyester. The agreement provides for research funding and technical milestone payments up to $17 million over the term of the agreement as well as commercial terms, including royalties and commercial milestones, contingent on the success of the research program and commercialization of the product. To date, the alliance has already met two key technical milestones and is meeting its intended commercialization timeline. The agreement terminates on February 1, 2001.

       Eastman Chemical Company. Established in 1994, this alliance represents a $30 million investment in the development of continuous biocatalytic processes for the production of a variety of chemicals using renewable resources. In 1995, the Advanced Technology Program/National Institute of Science and Technology awarded our partnership a matching funds five-year grant of over $15 million.

       Our alliance with Eastman Chemical Company is evidenced by a joint research and development venture agreement among Eastman Chemical Company, ElectroSynthesis Company, MicroGenomics and Argonne National Laboratory and us dated September 14, 1995. This agreement sets forth the intellectual property rights arising from the Advanced Technology Program of the National Institute of Science and

Technology grant. The agreement terminates on September 15, 2000; however, we have announced our intention to commercialize the first product from this alliance, ascorbic acid or vitamin C.

       Prodigene, Inc. In 1997, we acquired rights to a portion of Prodigene, Inc.'s technology for the production of proteins in plants. We also fund research and development activities in fields of interest and have taken an equity position in Prodigene, Inc. This alliance is designed to develop unique transgenic plant production capabilities.

       Our alliance with Prodigene, Inc. is evidenced by a funded research collaboration agreement dated December 22, 1998 pursuant to which we have committed funding and payments to Prodigene, Inc. for a total of $3.5 million. The term of the agreement is three years but we may elect to extend the agreement for two additional years upon payment of an additional $2 million. Under the agreement, Prodigene, Inc. granted us exclusive licenses to commercialize products and processes developed during the term of the agreement which are in the agreement field, subject to compensation or a royalty to Prodigene, Inc. for commercialized products. We granted Prodigene, Inc. exclusive licenses to genetically modified plants and related genetic materials developed during the agreement, subject to compensation or a royalty to us.

       Xgene Corporation. In 1999, we began developing human skin models for pharmaceutical and personal care applications with Xgene Corporation. We have access to their proprietary human skin models and are developing in vitro-based assays for screening applications.

       Our alliance with Xgene Corporation is evidenced by a collaboration agreement dated December 9, 1999. The agreement expired on May 14, 2000, but we retained the right to elect additional research until August 14, 2000. We paid Xgene Corporation $0.1 million under the expired agreement. We are currently negotiating to extend and enlarge the scope of the agreement to include additional research programs.

       Energy Biosystems Corporation (now doing business as Enchira). On May 17, 2000, we entered into a license agreement with Enchira to acquire a license to know-how and intellectual property rights relating to Enchira's "chimeragenesis" technology for fields of interest. This technology is a form of gene shuffling which makes it possible to combine fragments of genes to produce chimeric genes which can be screened for improved capabilities. Under this agreement, we have committed technology access fees and milestone payments up to $1.4 million and research and development funding of $1.0 million. Commercial terms such as royalties and commercialization milestones are contingent on the successful development and commercialization of products. The alliance is designed to develop industrial proteins having enhanced performance. The agreement continues until the later of 20 years or expiration of the licensed patent rights.

       National Renewable Energy Laboratory. In April 2000, the National Renewable Energy Laboratory awarded us a $17 million grant to develop a process for the enzymatic conversion of biomass into fuel ethanol. We executed a letter agreement with the laboratory on April 18, 2000 which expires on October 31, 2000. Upon its expiration, we expect to enter into a definitive subcontract. Any definitive contract will be subject to termination each year subject to the laboratory's budgetary considerations. The laboratory's total payment commitments for the proposed three year period of the contract are up to $13.5 million.

RESEARCH AND DEVELOPMENT

       A major portion of our operating expenses to date has been related to the research and development of products. During 1997, 1998 and 1999, our total research and development expenses were $37.3 million, $40.2 million and $44.0 million, respectively, of which an estimated $9.5 million, $10.9 million and $15.8 million, respectively, represent total expenses incurred in conjunction with research collaborations partially funded by various customers. During the three months ended March 31, 2000, our total research and development expenses were $11.8 million, of which an estimated $3.8 million relate to funded research collaborations.

       Our research and development efforts have been the primary source of our products. We intend to accelerate our investment in research and development as an essential component of our business strategy. As of March 31, 2000, we had 168 full time employees in technology, 60 of whom hold Ph.D. degrees.

COMPETITION

       We face significant competition in the industrial chemicals and agriculture markets in which we currently compete. As we develop products for our newly identified markets in health care, agriculture and industrial chemicals, we face a host of new competitors, including, for example, biotechnology and pharmaceutical companies.

       In the industrial chemicals market, some competitors may have a stronger market position and greater financial resources than we do. Specifically, in cleaning enzymes, Novo Nordisk A/S, our largest competitor, has more product offerings and a greater market share than we do. In specialty enzymes, DSM N.V. and Novo Nordisk A/S, have greater market shares and more product offerings than we do. Specialty enzymes have a variety of applications, including baking, protein processing and leather processing.

       We face significant competition in each of our target markets and within our technology platforms. There are a number of competitors who compete with us in one or a subset of our processes, including genomics and molecular evolution and design. For example, several genomics companies have DNA screening and selection expertise. In the field of molecular evolution and design, companies such as Energy BioSystems Corporation, Diversa Corporation and Maxygen, Inc. are developing tools in the directed evolution area. The competitive landscape for human immunology and transgenics is diverse and includes pharmaceutically focused companies such as AbGenix, Inc., Immunex Corporation, Immunologic Inc. and Systemix, Inc.

       In agriculture and health care, we have significant competition from larger more established companies such as Cargill Inc., Novartis AG, Hoffman-La Roche Inc. and Pfizer Inc., among others.

       Competition in our current and target markets is primarily driven by:

       - The ability to establish and maintain long-term customer relationships in our target markets;

       - Ability to develop, maintain and protect proprietary products and technologies;

       - Technology advances that lead to better products;

       - Product performance, price, features and reliability;

       - Timing of product introductions;

       - Manufacturing, sales and distribution capabilities;

       - Technical support and service; and

       - Breadth of product line.

       Many of our competitors in our target markets, particularly health care, are more established, have strong brand name recognition and have greater financial, operational and sales and marketing resources than we do. In addition, competitors in all of our markets may have developed or could in the future develop products that could render our products obsolete or noncompetitive. Our competitors have in the past and may in the future compete by lowering prices. We may respond by lowering prices, which could reduce revenues and profits.

PROPRIETARY RIGHTS

       We consider the protection of our proprietary technologies and products to be important to the success of our business. We rely on a combination of patents, licenses, trade secrets and trademarks to establish and protect our proprietary rights in our technologies and products. As of March 31, 2000, our intellectual property portfolio included nearly 3,000 worldwide owned and licensed patents and patent applications. Our intellectual property portfolio includes rights in technologies ranging from specific products to host production organisms and technology covering research tools such as high throughput gene discovery, molecular evolution, immunological screens and metabolic pathway engineering.

       We may not be able to obtain the patents or licenses to technologies that we will need to develop products for our target markets. For example, we have licensed technologies related to our transgenic mouse model that limit the use of this model to the development of nontherapeutic products. Patents may be issued that would block our ability to obtain patents or to operate our business. Generally, patents issued in the United States have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995. Patents issued in the United States from applications submitted on or after June 8, 1995 have a term of 20 years from the date of filing of the application. Patents in most other countries have a term of 20 years from the date of filing the patent application. Most patent applications in the United States are maintained in secrecy until the patents are issued. Patent applications in foreign countries are usually not published until 18 months after they are filed. The publication of discoveries in scientific or patent literature tends to lag behind actual discoveries by at least several months. As a result, there may be patent applications or scientific discoveries we are not currently aware of.

MANUFACTURING AND SUPPLY CAPABILITIES

       We have a global supply chain consisting of eight manufacturing facilities with over three million liters of fermentation capacity on four continents and 14 distribution locations covering the globe. Our supply effort has a proven capability to meet customer demands. This involves quality certification, such as ISO 9002, multi-site product qualification, delivery capabilities and special custom supply requirements. We produce materials in locations and with processes that allow us to minimize manufacturing and distribution costs, inventory and capital investment.

       An element of our strategy is to link our technology platforms and large-scale processing. This strong link has allowed us to increase the capacity of our existing facilities through continuous improvement of processes and host production systems. We believe this focus is unique and will continue to enable our facilities to deliver larger production yields while reducing our production costs.

REGULATORY ENVIRONMENT

  Product regulation

       Regulatory agencies regulate our products according to their intended use. The Food and Drug Administration regulates food, feed, cosmetic and pharmaceutical products based on their application. The Food and Drug Administration and the Environmental Protection Agency regulate non-drug biologically derived products and, in the case of plants, plant pests and animals, the U.S. Department of Agriculture regulates such products. The Environmental Protection Agency regulates biologically derived chemicals not within the Food and Drug Administration's jurisdiction or the jurisdiction of other regulatory agencies. Although the food and industrial regulatory process can vary significantly in time and expense from application to application, the timelines generally are shorter in duration than the drug regulatory process and range from three months to three years.

       The European regulatory process for biologically derived products has undergone significant change in the recent past, as the European Union attempts to replace national regulatory procedures with a consistent European Union regulatory standard. Some national regulatory oversight remains although most countries generally accept either a United States or a European clearance together with associated data and information for a new biologically derived product.

       Regulatory approval of our products in Asian countries having registration processes ranges from three months to three years. Some Asian countries rely on United States and European product registrations.

  Environmental regulation

       We also are subject to federal, state, local and foreign environmental laws and regulations, including those governing the handling and disposal of hazardous wastes and other environmental matters. Our research, development and manufacturing activities involve the controlled use of hazardous materials, including chemical, radioactive and biological materials. Although we believe that our safety procedures for handling and disposing of these materials comply with applicable regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for resulting damages. We do not expect that compliance with the governmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive position.

  Genetically modified microorganisms

       Genetically modified microorganisms and products derived from these organisms are regulated in many countries around the world. In the United States, we voluntarily comply with the National Institutes of Health Guidelines for Research Involving Recombinant DNA Molecules at all of our facilities. We also comply with the EPA's regulation of intergeneric microorganisms under the Toxic Substances Control Act. We design our production organisms and processes to ensure full compliance with regulatory principles and practices in both manufacturing and commercial venues regardless of the location. By using production organisms that are classified as Good Industrial Large Scale Practice or Biosafety Class I organisms we are able to maximize environmental safety while minimizing regulatory concerns. Through this strategy, we have been successful in gaining regulatory clearance to use our genetically modified microorganisms in our factories in the United States, Belgium and Finland and in our research facilities in the United States and the Netherlands.

  Animal Welfare Act

       The Animal Welfare Act governs the humane handling, care, treatment and transportation of some animals used in United States research activities. Mice, including the mice used in connection with our i-mune transgenic mouse model, are currently not subject to regulation under the Animal Welfare Act. However, the U.S. Department of Agriculture, which enforces the Animal Welfare Act, is presently considering changing the regulations issued under the Animal Welfare Act to include mice within its coverage. The Animal Welfare Act imposes a wide variety of specific regulations on producers and users of animal subjects, most notably personnel, facilities and statistical standards, cage size, feeding, watering and shipping conditions and environmental enrichment methods. Currently, we house no mice at our facilities. We believe that our housing facility vendors and external toxicology laboratories are in compliance with the Animal Welfare Act.

  Compliance

       To be able to commercialize our products around the world, we need to ensure that they are safe and suitable for their intended use and meet applicable regulatory requirements. Their manufacture also must comply with all existing regulations at our manufacturing sites. In order to meet this need, we have an experienced internal regulatory and safety department which is involved in projects from the earliest stage.

EMPLOYEES

       As of March 31, 2000 we had 1,021 regular employees of our wholly owned entities, plus 552 employees in our joint venture in Wuxi, China. We plan to expand our research and development and business operations and hire additional staff as we expand our technology and market opportunities and establish new strategic alliances and customer relationships. We continue to search for qualified individuals with interdisciplinary training and flexibility to address the various aspects and applications of our technologies. In the United States, 35 of our employees are represented by a labor union. Several of our non-United States locations are also covered by collective labor agreements, including employees in

Argentina, Belgium, Finland, France, Germany and the Netherlands. We strive to maintain strong working relationships with all the employee representatives.

FACILITIES

       We lease and own 21 facilities throughout the world, including eight manufacturing facilities located in Cedar Rapids, Iowa; Rochester, New York; Elkhart, Indiana; Hanko and Jamsankoski, Finland; Brugge, Belgium; Jiangsu Province, China and Province De Cordoba, Argentina, and 13 other administrative offices around the world. We lease our corporate offices located in 124,000 and 43,944 square feet of space in Palo Alto, California, and Rochester, New York, respectively. The leases for these facilities expire in 2017 and 2009, respectively.

       Information concerning each of our manufacturing facilities is as follows:

                   SITE                           OWNERSHIP                    SQUARE FOOTAGE
                   ----                           ---------                    --------------
CEDAR RAPIDS                                Owned                     82.0 acres; 135,000 sq. ft.
Genencor International, Inc.
Cedar Rapids, Iowa
ELKHART                                     Owned                     6.0 acres leased; 90,000 sq. ft.
Genencor International Indiana, Inc.
Elkhart, Indiana
HANKO                                       Owned                     30.0 acres leased; 170,000 sq.
Genencor International Ltd.                                           ft.
Hanko, Finland
BRUGGE                                      Owned                     8.3 acres; 275,556 sq. ft.
Genencor International BVBA
Brugge, Belgium
JAMSANKOSKI                                 Owned                     5.8 acres; 85,000 sq. ft.
Genencor International Ltd.
Jamsankoski, Finland
ARROYITO                                    Owned                     7.4 acres; 76,571 sq. ft.
Genencor International Argentina, S.A.
Prv. De Cordoba, Argentina
RCDC                                        Leased, 50 year term,     22.6 acres; 70,000 sq. ft.
Genencor International, Inc. Rochester, New expiring 2040, with
York                                        right to purchase for
                                            $1.00
WUXI                                        Governmental land use     9.0 acres; 324,000 sq. ft.
Genencor (Wuxi) Bio-Products Co., Ltd.      rights to use land
Jiangsu Province, P.R. of China

LEGAL PROCEEDINGS

       On March 6, 2000 we received an access letter from the Federal Trade Commission's Bureau of Competition requesting that we provide information and documents in connection with a non-public investigation. On July 20, 2000, we were advised verbally by the Federal Trade Commission staff that it has closed its investigation of us and no further action is contemplated.

       As of the date of this prospectus, we are not engaged in any legal proceeding that we expect to have a material adverse effect on our financial condition.

CORPORATE BACKGROUND

       Genencor Inc. was founded in 1982. Genentech, Inc. and Corning Inc. formed Genencor Inc. as a joint venture to develop and commercialize genetically engineered enzymes for industrial uses. Eastman Kodak Company acquired a 25% interest in Genencor Inc. in 1987. Genencor International, Inc. commenced in 1990 when Cultor Ltd. and Eastman Kodak formed a joint venture in the industrial biotechnology area and acquired Genencor Inc. In 1993, Eastman Kodak transferred its 50% interest in

Genencor to Eastman Chemical Company. In 1999, Danisco A/S acquired Cultor Ltd., now known as Danisco Finland OY.

       In 1995, Genencor International, Inc. acquired the outstanding shares of common stock of Gist-Brocades Bio-Specialties, N.V. as well as other tangible and intangible assets relating to or necessary for us to assume the acquired industrial enzyme business for the cleaning, starch processing, textile processing, leather processing and pulp and paper markets. In 1996, Genencor International, Inc. acquired from Solvay S.A. the outstanding shares of common stock of Solvay Enzymes Inc., Solvay Enzymes Verwaltungs GmbH, Solvay Enzimas S.A., and 50% of the outstanding shares of Kyowa Solzyme K.K. In 1999, Genencor International, Inc. acquired an 80% ownership interest in Genencor (Wuxi) Bio-Products Company, Ltd.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

       Our current directors and executive officers are as follows:

                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
W. Thomas Mitchell........................  54     President, Chief Executive Officer and
                                                   Director
Michael V. Arbige.........................  45     Senior Vice President, Technology
Debby Jo Blank............................  48     Chief Business Officer, Health Care and
                                                   Agriculture Products
Carole Beth Cobb..........................  42     Senior Vice President, Global Supply
Raymond J. Land...........................  55     Senior Vice President and Chief Financial
                                                   Officer
Stuart L. Melton..........................  53     Senior Vice President, Commercial and
                                                   Legal Affairs
Thomas J. Pekich..........................  51     Senior Vice President, Global Business
                                                   Groups
Richard J. Ranieri........................  48     Senior Vice President, Human Resources
Soren Bjerre-Nielsen......................  47     Director
James L. Chitwood.........................  57     Director
Bjorn Mattsson............................  59     Director
Robert H. Mayer...........................  56     Director
David M. Pond.............................  57     Director
James P. Rogers...........................  49     Director

       W. THOMAS MITCHELL is our President and Chief Executive Officer, a position he has held since 1991. Prior to 1991, he served as our Executive Vice President, Operations. He has also served as a director since March 2000. Mr. Mitchell was a key member of the management team that formed Genencor in 1990. From 1969 until 1990, Mr. Mitchell worked at Eastman Kodak Company in a variety of management positions in engineering and manufacturing functions. Mr. Mitchell received his B.S. degree in chemical engineering from Drexel University and has completed the Executive Development Program at the University of Michigan.

       DR. MICHAEL V. ARBIGE is our Senior Vice President, Technology, a position he has held since 1999. Since joining us in 1990, he has served variously as Vice President of Research, Vice President of Development, Senior Scientist and Director of Fermentation and Recovery. During his early tenure with our predecessor company, Dr. Arbige was the fermentation leader in the development of the first series of recombinant and protein engineered protease processes for The Procter & Gamble Company. Dr. Arbige received his B.S. degree in microbiology from the University of Rhode Island and his Ph.D. degree in microbial physiology from the University of New Hampshire.

       DR. DEBBY JO BLANK joined us in May 2000 as our Chief Business Officer, Health Care and Agriculture Products. Prior to joining us, Dr. Blank was Executive Vice President at Isis Pharmaceuticals, Inc. from March 1999 until May 2000. Dr. Blank served as President and Chief Operating Officer of Cypress Bioscience, Inc. from 1996 until 1999. From 1994 until 1996, Dr. Blank was Senior Vice President, Marketing, for Advanced Technology Laboratories (ATL Ultrasound). At DuPont Merck Pharmaceutical Company, Dr. Blank was Vice President, Worldwide Marketing from 1992 until 1993, and Vice President, New Product Planning & Business Development from 1991 until 1992. Dr. Blank received her B.A. degree from Stanford University and her M.D. degree from Tufts University School of Medicine.

       CAROLE BETH COBB is our Senior Vice President, Global Supply, a position she has held since 1999. Ms. Cobb joined us in 1990 and has served in various capacities, including Vice President of Global Manufacturing from 1997 until 1999, Plant Manager of our Cedar Rapids facility from 1995 until 1997, and Director, Business Development from 1990 until 1995. Before joining us, Ms. Cobb spent over nine years at Eastman Kodak Company, where she was a research engineer and product manager in the biotechnology area. Ms. Cobb has undergraduate degrees in cell and molecular biology, chemical engineering and biochemistry from the State University of New York at Buffalo, and an M.B.A. in finance from the University of Rochester.

       RAYMOND J. LAND is our Senior Vice President and Chief Financial Officer, a position he has held since joining us in 1997. Mr. Land has over 28 years of experience in financial and general management positions. From 1991 until 1997, he was Senior Vice President and Chief Financial Officer of The West Pharmaceutical Services Company. Prior to that, he was General Manager of a food division and held various financial positions at Campbell Soup Company. Mr. Land is a certified public accountant and has a B.B.A. degree in accounting and finance from Temple University.

       STUART L. MELTON is our Senior Vice President, Commercial and Legal Affairs, and Secretary, positions he has held since joining us in 1990. From 1986 until 1990, he served as Director, Business Development, Corporate Commercial Affairs for Eastman Kodak Company. Mr. Melton has over 25 years of experience in private and corporate law practice. He holds a B.S. degree from St. Louis College of Pharmacy and a law degree from Georgetown University. He is also a graduate of the Pennsylvania State University Executive Program.

       THOMAS J. PEKICH is our Senior Vice President, Global Business Groups, a position he has held since 1999. Mr. Pekich served as our Vice President of Grain Processing and Specialties from 1995 until 1999, and our Vice President for North American Manufacturing and Plant Manager of our Cedar Rapids facility from 1992 until 1995. Before joining us in 1990, Mr. Pekich spent over 15 years at Eastman Kodak Company in a variety of assignments, and played a major role in establishing Kodak's bio-products site in Cedar Rapids, which opened in 1991 as a Genencor facility. Mr. Pekich holds a B.S. degree in mathematics from the State University of New York at Albany and an M.S. degree in industrial and systems engineering from Pennsylvania State University.

       RICHARD J. RANIERI is our Senior Vice President, Human Resources, a position he has held since 1993. Prior to joining us, Mr. Ranieri spent over 15 years with SmithKline Beecham, a worldwide healthcare company, in various human resource positions at the corporate and divisional level. Mr. Ranieri holds a B.S. degree from Villanova University and an M.B.A. from Rider University.

       SOREN BJERRE-NIELSEN has served as a director since 1999. He is currently Executive Vice President and Chief Financial Officer of Danisco A/S, a position he has held since 1995, and has been a member of the Danisco A/S Executive Board since 1995. Mr. Bjerre-Nielsen holds a M.Sc. in accounting and is a state-authorized public accountant. Prior to joining Danisco A/S, Mr. Bjerre-Nielsen was employed by Deloitte & Touche.

       DR. JAMES L. CHITWOOD has served as a director since 1999. He is currently Senior Vice President and Chief Technology Officer of Eastman Chemical Company, a position he has held since 1994. Dr. Chitwood has been with Eastman Chemical Company since 1968 and has held various management positions since 1984. He has a Ph.D. in organic chemistry from University of California at Berkeley and attended Harvard University's Advanced Management Program in 1988.

       BJORN MATTSSON has served as a director since 1990. He is currently Deputy-Chief Executive Officer of Danisco A/S, a position he has held since 1999. Prior to the merger of Cultor Ltd. with Danisco A/S in 1999, Mr. Mattsson held various positions with Cultor Ltd., including President and Chief Executive Officer since 1989.

       DR. ROBERT H. MAYER has served as a director since 1999. He is currently Executive Vice President, Ingredients Sector of Danisco A/S, a position he has held since 1999. Dr. Mayer joined Danisco A/S in 1981 and has been a member of its Executive Board since 1999. He holds a Ph.D. in chemical engineering. Dr. Mayer was the president of Danisco USA from 1981 until 1999.

       DR. DAVID M. POND has served as a director since 1999. He is currently Vice President, Chemical Technology at Eastman Chemical Company, a position he has held since 1998. Dr. Pond has held various research and management positions since joining Eastman Chemical Company in 1970, including Vice

President, Technical Service and Development from 1996 to 1997 and Director, Technical Service and Development from 1991 until 1995.

       JAMES P. ROGERS has served as a director since 1999. He is currently Senior Vice President and Chief Financial Officer of Eastman Chemical Company, which he joined in 1999. From 1992 until 1999, Mr. Rogers held various positions at GAF Corporation and International Specialty Products, Inc., including Treasurer of GAF Corporation in 1992, Executive Vice President and Chief Financial Officer of GAF Corporation from 1993 to 1999, and Executive Vice President, Finance of International Specialty Products, Inc. from 1993 to 1999. He has an M.B.A. from the Wharton School of the University of Pennsylvania.

BOARD COMPOSITION AND COMMITTEES

       We currently have seven directors. Our restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, only a portion of our board of directors will be elected each year. The terms of Messrs. Pond and Mayer will expire at the 2001 annual meeting of stockholders. The terms of Messrs. Bjerre-Nielsen and Rogers will expire at the 2002 annual meeting of stockholders. The terms of Messrs. Chitwood, Mattsson and Mitchell will expire at the 2003 annual meeting of stockholders. In addition, our board of directors intends to elect Mr. Mitchell to serve as chairman of the board immediately upon completion of this offering. For additional discussion regarding the effects of our classified board, see "Description of Capital
Stock -- Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws." Our board of directors currently has four committees: executive, compensation, audit, and technology.

       The executive committee acts on behalf of the board of directors between meetings of the board of directors, including taking board action on emergency or other matters requiring prompt attention. The committee also advises the Chief Executive Officer on policies and actions of our board of directors.

       The compensation committee makes recommendations to the board of directors regarding our stock and compensation plans, approves compensation of certain officers and management, and grants stock options. Mr. Mitchell serves as an advisor to the compensation committee but is not a voting committee member.

       The audit committee makes recommendations to the board of directors regarding the selection of our independent auditors, reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of those audits.

       The technology committee makes recommendations to the board of directors regarding the status and progress of key technology projects and strategies, including research and development.

       We, Eastman Chemical Company and Danisco A/S, including its affiliates, entered into a new stockholders agreement dated July 25, 2000 effective upon the completion of this offering, providing for an increase in the number of directors from seven to ten. The board of directors will continue to have three classes of directors. We expect that, within 90 days from the consummation of the offering, our board of directors will consist of three director nominees of Eastman Chemical Company, three director nominees of Danisco A/S, the Chief Executive Officer of our company and three independent directors. If Eastman Chemical Company or Danisco A/S reduces its ownership interest to less than 20% of our outstanding common stock, then such stockholder's nomination rights will be reduced to two directors and its nomination rights will terminate when it owns equal to or less than 10% of our outstanding common stock. In addition, each of the stockholders has agreed to take such actions as are necessary to effectuate the nomination rights of the other and to ensure that the composition of the board of directors, including the election of three independent directors within 90 days from the completion of this offering, complies with the requirements of the Nasdaq National Market.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

       During 1999, Mr. Mitchell, our President and Chief Executive Officer, served on the compensation committee. He participated in discussions of the compensation committee and made recommendations to it, but he did not vote or otherwise participate in the deliberations of the compensation committee with respect to his own compensation and benefits. Mr. Mitchell no longer serves on the compensation committee. None of the members of the compensation committee has served as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

       Prior to the completion of this offering, our directors did not receive compensation for service as members of the board of directors. Following the completion of this offering, however, we will make available to all non-employee directors, including employees of our majority stockholders: annual discretionary grants of options to purchase up to 25,000 shares of our common stock, $1,000 for each board meeting attended or $1,500 if that director also participates on a committee, and $25,000 per year. In addition, all directors will receive travel expense reimbursement and director's liability insurance. Currently, directors who are employees of our majority stockholders, Eastman Chemical Company and affiliates of Danisco A/S, may not be permitted to accept any compensation, including grants of options to purchase shares of our common stock, due to their internal policies.

EXECUTIVE COMPENSATION

       The following table sets forth the compensation, for all services rendered, that we paid to the following "named executives" for the years ended December 31, 1999, 1998 and 1997:

       - our Chief Executive Officer;

       - those persons who were, at December 31, 1999, our four most highly compensated executive officers other than the Chief Executive Officer; and

       - two of our former executive officers who would have been among our four most highly compensated executive officers if they had remained executive officers until December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION
                                   -----------------------------------------                                         SECURITIES
                                                             OTHER ANNUAL       LONG TERM         ALL OTHER          UNDERLYING
NAME & PRINCIPAL POSITION   YEAR   SALARY($)   BONUS($)   COMPENSATION($)(1)   COMPENSATION   COMPENSATION($)(2)   OPTIONS/SARS(#)
-------------------------   ----   ---------   --------   ------------------   ------------   ------------------   ---------------
W. Thomas Mitchell........  1999   $383,850    $248,586        $274,143(3)       $800,300(6)       $26,087             251,500
  President & CEO           1998    352,561     209,950              --            80,135(7)        25,406                  --
                            1997    324,244     209,950              --           217,386(8)        12,400                  --
Stuart L. Melton..........  1999    251,983     114,835         164,205(4)        626,250(6)        17,577             192,500
  Senior Vice President,    1998    239,686     103,500              --            67,210(7)        18,356                  --
  Commercial & Legal        1997    227,250     77, 875              --           149,832(8)        10,379                  --
  Affairs
Raymond J. Land...........  1999    235,232     105,510              --           246,300(6)        17,082             192,500
  Senior Vice President,    1998    222,409      87,447              --            19,620(7)        17,082                  --
  Finance & CFO             1997    143,058      30,389         106,808(5)             --           10,066                  --
Richard J. Ranieri........  1999    198,426      89,045              --           464,350(6)        14,238             192,500
  Senior Vice President,    1998    190,448      82,800              --            54,285(7)        14,068                  --
  Human Resources           1997    182,527      67,825              --                --            9,841                  --
Michael V. Arbige.........  1999    190,705      66,361              --           317,070(6)         9,600             192,500
  Senior Vice President,    1998    164,437      37,008              --            34,381(7)         9,600                  --
  Technology                1997    150,437      35,784              --            54,563(8)         9,600                  --
Wayne H. Pitcher, Jr......  1999    230,885     103,719              --           589,080(6)        22,021                  --
  Senior Vice President,    1998    228,738      99,450              --            59,455(7)        21,011                  --
  Technology(9)             1997    220,154      76,125              --           156,240(8)        10,637                  --
Carl D. Copeland..........  1999    204,484      91,859              --           516,050(6)        16,069                  --
  Senior Vice President,    1998    202,170      87,300              --            56,870(7)        16,069                  --
  Global Manufacturing(9)   1997    192,565      66,325              --            83,144(8)        10,033                  --

------------
(1) Includes taxable relocation expenses and housing cost supplements pursuant to our senior executive relocation policy.

(2) In 1999, includes (a) contributions to MetLife Group Universal Life supplemental fund (Mr. Mitchell $13,687, Mr. Melton $7,198, Mr. Land $6,684, Mr. Ranieri $4,397, Dr. Pitcher $11,385, and Mr. Copeland $6,036); (b) long term disability premiums (Mr. Mitchell $2,800, Mr. Melton $779, Mr. Land $798, Mr. Ranieri $241, Dr. Pitcher $1,037, and Mr. Copeland $433); (c) year-end defined contributions under our 401(k) plan ($4,800 for each named executive); and (d) employer match contributions under our 401(k) plan ($4,800 for each named executive).

(3) Includes $237,559 for reimbursement of relocation costs.

(4) Includes $148,513 for reimbursement of relocation costs.

(5) Consists of reimbursement of relocation costs.

(6) Final payout under our equity value plan with a closing value of $17.50 per unit. This plan was terminated in June 1999.

(7) Repurchase of 10% of each employee's outstanding equity value plan units.

(8) Final payout under our employees' profit plan, the predecessor plan to the equity value plan.

(9) Dr. Pitcher and Mr. Copeland ceased holding such offices on June 26, 1999.

                               PENSION PLAN TABLE

       Our income replacement plan is a defined benefit plan intended to be tax qualified and designed to provide employees with a source of income after retirement. The retirement benefit is determined by a formula based on the employee's age, years of service and compensation. Benefits are payable at termination or may be deferred until normal retirement age.

       The following table sets forth the estimated annual benefits payable to participating employees on a single-life annuity basis assuming retirement at age 65, including officers, in specified years of service classifications. The named executives are each currently credited with two years of service. We determine benefits based upon average total salary for the five consecutive years of highest compensation during the ten years preceding retirement.

                                                            YEARS OF SERVICE
             AVERAGE               ------------------------------------------------------------------
          COMPENSATION               5        10        15        20        25        30        35
---------------------------------  ------   -------   -------   -------   -------   -------   -------
  $100,000.......................  $3,904   $ 7,612   $11,320   $14,736   $18,249   $21,372   $24,690
   125,000.......................   4,879     9,515    14,150    18,420    22,812    26,715    30,863
   150,000.......................   5,855    11,418    16,981    22,104    27,374    32,058    37,035
 >160,000........................   6,246    12,179    18,113    23,578    29,199    34,195    39,504

       Under the terms of the plan, we will pay estimated annual benefits on a single-life annuity basis on retirement at age 65 as follows: Mr.
Mitchell -- $25,991, Mr. Melton -- $22,591, Mr. Land -- $18,974, Mr.
Ranieri -- $26,858, Dr. Arbige -- $30,935, Dr. Pitcher -- $18,035, and Mr.
Copeland -- $18,933.

OPTION GRANTS

       The following table sets forth information regarding grants of stock options to each of the named executive officers during the year ended December 31, 1999. We based the percentage of total options set forth below on 5.5 million options granted during the year ended December 31, 1999. These options have an exercise price equal to the fair market value of our common stock, as determined by the board of directors on the date of grant. The board of directors' determination of fair market value was based upon a number of factors, including forecasted cash flows for 14 years discounted at the weighted average cost of capital, current revenue and product earnings, the absence of a public market for our common stock, and a consideration of the appropriate external market sector for our business. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. We have calculated the assumed 5% and 10% rates of stock price appreciation in accordance with rules of the SEC and these calculations do not represent our estimate or projection of the future common stock price.

                                                                                     POTENTIAL REALIZABLE VALUE
                              NUMBER OF     PERCENTAGE                                 AT ASSUMED ANNUAL RATES
                                SHARES       OF TOTAL                                OF STOCK PRICE APPRECIATION
                              UNDERLYING     OPTIONS      EXERCISE                     FOR OPTION TERMS($)(1)
                               OPTIONS      GRANTED TO    PRICE PER    EXPIRATION    ---------------------------
            NAME               GRANTED      EMPLOYEES     SHARE($)        DATE           5%              10%
            ----              ----------    ----------    ---------    ----------    ----------      -----------
W. Thomas Mitchell..........   251,500          4.6%        $9.70       2/18/10      $1,534,220      $3,888,014
Stuart L. Melton............   192,500          3.5          9.70       2/18/10       1,174,303       2,975,916
Raymond J. Land.............   192,500          3.5          9.70       2/18/10       1,174,303       2,975,916
Richard J. Ranieri..........   192,500          3.5          9.70       2/18/10       1,174,303       2,975,916
Michael V. Arbige...........   192,500          3.5          9.70       2/18/10       1,174,303       2,975,916

------------
(1) If we were to use the price as the base to compute the potential realizable values, such amounts would equal, at 5% and 10% rates, respectively, the following: Mr. Mitchell: $4,934,456 and $9,302,322; Mr. Melton: $3,776,870
    and $7,120,068; Mr. Land: $3,776,870 and $7,120,068; Mr. Ranieri: $3,776,870
    and $7,120,068; Mr. Arbige: $3,776,870 and $7,120,068.

STOCK OPTION AND STOCK APPRECIATION RIGHT PLAN

       On December 9, 1999 our board of directors adopted and our stockholders approved our stock option and stock appreciation right plan. This plan provides for the grant of incentive stock options to our employees and nonstatutory stock options and stock appreciation rights to our directors, employees, consultants and advisors. The plan authorizes the granting of options to issue, or stock appreciation rights measured by, up to 9,000,000 shares of common stock. As of July 21, 2000, 4,453,500 shares were subject to outstanding options. The weighted average per share exercise price of these options is $9.97. As of July 21, 2000, we had stock appreciation rights outstanding measured by 465,875 shares.

       The board of directors administers this plan. Subject to the limitations set forth in the plan, the board of directors has the authority to:

       - select the eligible persons to whom we may grant options;

       - determine the number of shares subject to options or stock appreciation rights;

       - decide whether an option is an incentive stock option or a nonstatutory option;

       - determine the type of consideration to be paid by a participant when exercising an option; and

       - establish the vesting schedule of options and stock appreciation rights.

       The exercise price of nonstatutory options must generally be at least 85% of the fair market value of the common stock on the date of grant. The exercise price of incentive stock options cannot be lower than 100% of the fair market value of the common stock on the date of the grant and, in the case of incentive stock options granted to holders of more than 10% of our voting power, not less than 110% of the fair market value. The term of an option cannot exceed ten years, or five years in the case of an incentive stock option granted to a holder of more than 10% of our voting power. Stock appreciation rights may, at the discretion of the board of directors, be subject to a fixed or discretionary maturity date, provided that their term cannot exceed ten years. Stock appreciation rights at their maturity entitle a holder to cash equal to the difference between the base value and the maturity value of a share, as defined by our board of directors.

       A participant may not transfer rights to incentive stock options. Nonstatutory options and stock appreciation rights are also generally non-transferable, although the stock option or stock appreciation right agreement may provide for some transfers in limited circumstances. Incentive stock options are generally exercisable for three months after termination of employment, while nonstatutory options and stock appreciation rights are subject to termination as determined by the board of directors, but not less than 60 days after termination of employment. However, options and stock appreciation rights generally fully vest and remain exercisable for one year in the event of the death of a participant, and fully vest and remain exercisable for a period ranging from six to nine months in the event a participant's employment terminates due to disability. All options and stock appreciation rights terminate immediately if we terminate a participant's employment for cause as defined in the plan.

       All options and stock appreciation rights will accelerate and become fully exercisable in the event of a tender offer for 40% of our voting stock, a merger or consolidation, a sale of substantially all of our assets, or a liquidation. However, all options and stock appreciation rights will be subject to the terms of any agreement for a merger, reorganization, or sale of assets. These provisions do not apply if the merger or other transaction is with Eastman Chemical Company, Danisco A/S or any of their respective affiliates.

       The board of directors may amend, suspend, or terminate the plan at any time, except that existing rights of holders of options or stock appreciation rights cannot be adversely affected. Amendments will be submitted for stockholder approval as required by law or by the plan.

       On April 28, 2000, our board of directors authorized the immediate acceleration of the exercise of options granted to our executive officers. The board of directors also authorized us to accept promissory notes in payment of the exercise price of these stock options. The promissory notes are secured by a pledge of the stock purchased and are recourse to the extent of 50% of the outstanding principal balance. The notes receivable are due and payable over four years. We charge interest on the notes at a fixed rate of 6.71 percent per year. In addition, the purchased stock is subject to a restricted stock purchase agreement that provides for our repurchase of the stock upon the occurrence of specified events, including if the owner of the stock ceases to be an officer or terminates employment with us. Options to purchase 1,856,500 shares have been exercised under the terms of this program, including the following: Mr. Mitchell: 351,500 shares; Mr. Melton:
217,500 shares; Mr. Land: 217,500 shares; Mr. Ranieri: 217,500 shares; Dr.
Arbige: 217,500 shares; Ms. Cobb: 217,500 shares; Mr. Pekich: 217,500 shares and Dr. Blank: 200,000 shares.

       We intend promptly after the completion of this offering to register on Form S-8 all shares of common stock issuable under our stock option plan.

VARIABLE PAY PLAN

       The variable pay plan, adopted by our board of directors on December 8, 1999, is an incentive plan that ties employee bonuses with financial measures established by our senior management and board of directors. The variable pay plan covers our regular employees in the United States and certain foreign locations. Before 1999, we based the amounts paid under the variable pay plan upon our return on invested capital, which we measured on a rolling four quarter basis. We terminated this incentive plan in early 1999. The summary compensation table above summarizes payouts under this plan. The board of directors adopted and implemented a transition year bonus plan for 1999 based on annual net income and product revenue. On March 27, 2000, our board of directors declared the 1999 bonus amounts, which we have reported in the summary compensation table above.

       Under the current variable pay plan, early each year, our board of directors will assess our performance for the prior year against goals set previously for that year and make an award determination. The target award for plan participants will range from approximately 4% to 65% of eligible earnings, depending on salary grade levels. For any variable pay plan participant, the actual amount of any such award will be contingent upon the level of achievement by us and by the employee relative to pre-established goals.

       The total variable pay plan award pool will be set by the achievement of product revenue and cash flow with the targets recommended annually by our management and approved by the compensation committee. Generally, awards vary from zero if financial goals are not met to one and a half times the target if all financial goals are exceeded. For certain salary grade levels, individual performance may also modify the actual amounts paid under the variable pay plan.

EMPLOYEE RETIREMENT INVESTMENT PLAN

       In February 1990, our board of directors adopted the employee retirement investment plan or 401(k) plan covering our eligible employees located in the United States. We intend for this plan to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, so that contributions to this plan, and the investment earnings thereon, are not taxable to employees until withdrawn. Pursuant to this plan, employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutory prescribed annual limit ($10,000 in 1999; $10,500 in 2000) and to have the amount of the reduction contributed to their accounts in the plan. We contribute to the plan by making a limited quarterly matching contribution to the accounts of those employees who are contributing to the plan. On an annual basis we also make an additional employer profit sharing contribution on behalf of all employees who are eligible to participate. Employees do not have to contribute to the plan in order to be eligible for the employer profit sharing contribution each year.

EXECUTIVE METLIFE GROUP UNIVERSAL LIFE INSURANCE PROGRAM

       Participation in the MetLife group universal life insurance program is an optional benefit we offer to all our employees. The MetLife group universal life insurance program provides employees with the opportunity to purchase up to four times his or her salary in life insurance which contains a provision for cash value accumulation. The program also accepts lump sum contributions to the MetLife accumulation fund. Employees can use these contributions for a variety of reasons, one of which is to save a sufficient amount to cover paid-up life insurance in retirement. If a senior executive employee chooses to participate in the MetLife group universal life insurance program, including carrying at his or her own expense life insurance of at least one times his or her salary and contributes to the accumulation fund an annual amount sufficient to pay for continued life insurance coverage in retirement, we will reimburse the executive for his or her lump sum contribution to the accumulation fund.

EXECUTIVE LONG TERM DISABILITY

       We maintain an insured long-term disability plan for all eligible employees. The terms of that plan cap eligible compensation at $180,000. We designed the executive long term disability plan to replace the long-term disability benefit for that portion of the executive employee's income that is above the maximum level of the insured plan.

SENIOR EXECUTIVE RELOCATION POLICY

       The senior executive relocation policy provides that we will pay or reimburse executives for certain costs of relocation. We have included in this policy provisions for items such as travel and moving expenses, temporary living expenses, bridge loans and tax consultation. In addition, for permanent relocation of senior executives to our Palo Alto facility, we have included provisions for home down payment assistance in the form of repayable loans, home price guarantee, repayable loans and a housing mortgage cost supplement.

EMPLOYMENT AGREEMENTS

       In 1995, we entered into an employment agreement with W. Thomas Mitchell, our President and Chief Executive Officer, for a two year term with automatic two year renewals unless otherwise agreed. Mr. Mitchell is entitled to participate in our retirement, stock option, pension, insurance, profit-sharing, bonus and similar plans as in effect from time to time. In the event that we terminate Mr. Mitchell's employment without cause, including in connection with a change in our ownership or control, he will receive severance in the form of continued compensation for 24 months at the highest salary rate paid during the last 24 months, continuation of company paid benefits for 24 months, and outplacement services of $12,000. Finally, we will compensate Mr. Mitchell for 24 months if Mr. Mitchell's employment is terminated by reason of his permanent disability.

       We have entered into similar employment agreements with the following officers: Michael V. Arbige, Debby Jo Blank, Carole Beth Cobb, Raymond J. Land, Stuart L. Melton, Thomas J. Pekich, and Richard J. Ranieri. These employment agreements each have a one year term with automatic one year renewals unless otherwise agreed, with bonus compensation to be determined by our board of directors or the compensation committee. Each individual's salary has increased from time to time by action of the compensation committee, and such increases constitute amendments to their respective employment agreements. Each individual is entitled to participate in our retirement, stock option, pension, insurance, profit-sharing, bonus and similar plans as in effect from time to time. In the event that we terminate the individual's employment without cause, including in connection with a change in our ownership or control, he or she will receive severance in the form of continued compensation for 18 months at the highest salary rate paid during the last 18 months, continuation of company-paid benefits for 18 months, and outplacement services of $12,000. Finally, we will continue to compensate these individuals for 18 months if that person's employment is terminated by reason of his or her permanent disability.

       In July 1999 we entered into employment agreements with Carl D. Copeland and Wayne H. Pitcher, Jr., pursuant to which each became a Senior Advisor to the President. These contracts both expire on December 31, 2000. Both contracts provide for a 1999 and 2000 bonus under the variable pay plan. In addition, Mr. Copeland and Dr. Pitcher may receive a percentage of the value of stock options granted to senior vice presidents. Finally, Mr. Copeland and Dr. Pitcher are each entitled to continue participation in our employee retirement investment plan and income replacement plan, and welfare plans generally available to our other employees.

LIMITATION OF LIABILITY AND INDEMNIFICATION

       Our restated certificate of incorporation limits the liability of directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our bylaws provide that we indemnify any such person in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors. Delaware law authorizes a charter provision which we have adopted that provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for: (1) breach of their duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) unlawful payments of dividends or unlawful stock repurchases or redemptions; or (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

       We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred in any action or proceeding in which he or she is involved by reason of the fact that he or she is or was a director or officer.

       We have no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                             PRINCIPAL STOCKHOLDERS

       The following table sets forth the beneficial ownership of our common stock as of July 26, 2000, as adjusted to reflect the sale of the shares offered by this prospectus, by:

       - each person who is known to us to own beneficially more than 5% of our common stock;

       - each of the named executives and each of our directors who own shares of common stock; and

       - all of our executive officers and directors as a group.

       Percentage of ownership of our common stock is based on 51,856,500 shares outstanding as of July 26, 2000, and 58,856,500 shares outstanding after this offering, assuming no exercise of the underwriters' over-allotment option. We have calculated beneficial ownership based on SEC requirements. Unless otherwise indicated below, each stockholder named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise indicated in the table, the address of each individual listed in the table is Genencor International, Inc., 925 Page Mill Road, Palo Alto, California 94304.

                                                               COMMON STOCK BENEFICIALLY OWNED
                                                         --------------------------------------------
                                                              NUMBER         PERCENTAGE    PERCENTAGE
                                                         BEFORE AND AFTER      BEFORE        AFTER
                  BENEFICIAL OWNER                           OFFERING         OFFERING      OFFERING
                  ----------------                       ----------------    ----------    ----------
Eastman Chemical Company(1)..........................       25,000,000          48.2%         42.5%
Danisco A/S(2).......................................       25,000,000          48.2%         42.5%
W. Thomas Mitchell...................................          351,500             *             *
Stuart L. Melton.....................................          217,500             *             *
Raymond J. Land......................................          217,500             *             *
Richard J. Ranieri...................................          217,500             *             *
Michael V. Arbige....................................          217,500             *             *
All executive officers and directors as a group (14
  persons)...........................................        1,856,500           3.6%          3.2%

------------
  * Less than 1%.

(1) Eastman Chemical Company's address is 100 N. Eastman Road, Kingsport, Tennessee 37660.

(2) An affiliate of Danisco A/S, Danisco Finland OY, owns 12,500,000 shares of our common stock. Danisco Finland OY's address is Keilaranta a, Espoo Finland. Another Danisco affiliate, A/S PSE 38 nr. 2024, owns 12,500,000 shares of our common stock. On July 26, 2000 Cultor, U.S., Inc., a Danisco affiliate, transferred 12,500,000 shares of our common stock to A/S PSE 38 nr. 2024. A/S PSE 38 nr. 2024's address is Langebrogade 1 1411 Copenhagen K, Denmark.

                              CERTAIN TRANSACTIONS

AGREEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS

       In order to facilitate the relocation of certain of our key executives, we have made interest-free loans to W. Thomas Mitchell, Stuart L. Melton, Raymond J. Land, Thomas J. Pekich and Richard J. Ranieri. Upon termination of employment under certain circumstances, we may forgive some or all of the amounts due under these loans in connection with the executive's sale of his home at a loss. The principal balances reported in this paragraph are as of July 21, 2000. Mr. Mitchell is indebted to us under a promissory note dated July 1999, with an outstanding principal balance of $750,000. Mr. Melton is indebted to us under a promissory note dated October 1999, with an outstanding principal balance of $650,000. Mr. Land is indebted to us under a promissory note dated April 2000, with an outstanding principal balance of $1,350,000. Mr. Ranieri is indebted to us under a promissory note dated March 2000, with an outstanding principal balance of $1,200,000.

       We have also made interest-bearing loans to some of our employees, including executives, to accommodate relocation. Mr. Pekich was indebted to us under a promissory note dated August 1999. The largest amount of principal and unpaid interest outstanding since inception was $230,000. Mr. Pekich fully repaid this loan in December 1999. Mr. Land is indebted to us under a promissory note dated April 2000 which will bear interest beginning in November 2000 at 2% above prime. The largest amount of principal and unpaid interest outstanding since inception was $5,600, which Mr. Land has fully repaid. Mr. Ranieri is indebted to us under a promissory note dated March 2000 which will bear interest beginning in October 2000 at 2% above prime. The largest amount of principal and unpaid interest outstanding since inception and as of July 21, 2000 was $300,000.

       From time to time, we have also made short-term bridge loans to certain of our executives in connection with their costs of relocation. These loans bear interest at the prime rate, and include loans of $500,000 to W. Thomas Mitchell in July 1999, which he has fully repaid, and $123,880 to Raymond J. Land in April 2000, which he has fully repaid.

       In connection with her relocation first to Cedar Rapids, Iowa, and then to Rochester, New York, we have made three separate loans to Carole Beth Cobb in the amounts of $20,000, $25,000 and $44,500. The loan of $20,000 does not bear interest and will be forgiven on July 14, 2000 if Ms. Cobb remains our full-time employee on that date. The loan of $25,000 will bear interest at the lowest rate allowed to avoid imputed interest income, beginning in July 2000, and the largest amount of principal and unpaid interest outstanding since inception and as of July 21, 2000 under this loan was $25,000. The loan of $44,500 does not bear interest and will be forgiven in increments of 25% each year beginning on January 29, 2001, provided that Ms. Cobb remains our full-time employee on those dates.

       As described in "Management -- Stock Option and Stock Appreciation Right Plan", our board of directors authorized us to accept promissory notes as payment of the exercise price of certain of the options granted under that plan. As of July 21, 2000, the following executive officers have exercised options to purchase shares, and have elected to make payment by delivery of promissory notes in the amounts indicated: Mr. Mitchell -- $3,409,550; Mr.
Melton -- $2,109,750; Mr. Land -- $2,109,750; Mr. Ranieri -- $2,109,750; Dr.
Arbige -- $2,109,750; Dr. Blank -- $1,940,000; Ms. Cobb -- $2,109,750 and Mr.
Pekich -- $2,109,750. Each of the promissory notes bears interest at the rate of 6.71% per year and is non-recourse to the extent of 50% of the outstanding principal balance. The largest amount of principal and unpaid interest outstanding since inception and as of July 21, 2000 under each promissory note is the amount indicated above.

       In May 2000, we entered into a restricted stock purchase agreement and pledge agreement with each of the executives who exercised options to purchase shares, as described in the paragraph above. Under the terms of the restricted stock purchase agreements, we have an option to repurchase each executive's stock under certain circumstances at the $9.70 price per share that the executive paid to us for the shares. We also have a right of first refusal to purchase the executive's stock at the bona fide price offered by a third party purchaser. Under the pledge agreements, which secure the promissory notes, we have the right to vote the executive's shares if the executive is in default under the promissory note or pledge agreement.

       See "Management -- Employment Agreements" for descriptions of other agreements we have with our executive officers.

AGREEMENTS WITH SIGNIFICANT STOCKHOLDERS

       We have entered into commercial partnerships with our majority stockholders, Eastman Chemical Company and Danisco A/S. We describe our alliance with Eastman Chemical Company in the section "Business -- Strategic Alliances". In addition, we have collaborated with Danisco A/S, through its Finn Feeds division, for the development and commercialization of enzymes for the animal feed market. We have also entered into a commercial agreement under which we sell certain of our products to Finn Feeds. Under this agreement, Finn Feeds purchased $12 million, $15 million and $9.4 million of products from us during 1997, 1998 and 1999, respectively. In 1997, we purchased approximately $6 million in products from and/or through Danisco A/S and its affiliates and approximately $9 million in each of 1998 and 1999.

       In May 2000, we signed a non-binding letter of intent with Danisco A/S setting forth our mutual intent to establish a collaboration for the development of biotechnology-derived food ingredients. In addition, we have an agreement in principle to evaluate an expanded alliance for the development and commercialization of biotechnology-derived feed ingredient products. While we intend to execute definitive agreements regarding these proposed transactions, the contemplated transactions may not be consummated.

       In 1993, our majority stockholders entered into a stockholders agreement that restricts the sale or transfer of less than 100% of our stock owned by either of them, and restricts the sale or transfer to more than one purchaser of the stock. We also entered into an additional rights agreement in 1993 with our majority stockholders under which we granted these stockholders specified rights of first refusal to purchase products offered for sale by us. Also, we granted the two stockholders certain priority rights to engage us to perform research and development for so long as the stockholder owns at least 30% of our capital stock. The 1993 stockholders agreement and additional rights agreement will be terminated and replaced entirely by the stockholders agreement described in the next paragraph, effective upon the completion of this offering.

       We have entered into a new stockholders agreement dated July 25, 2000 with Eastman Chemical Company and Danisco A/S, our majority stockholders, that will become effective upon the completion of this offering. The agreement provides for, among other things:

       - Board nomination rights. The majority stockholders will each initially have the right to nominate three directors. If one of the majority stockholders reduces its ownership interest to less than 20% of our outstanding common stock, then such stockholder's nomination rights will be reduced to two directors and its nomination rights will terminate when it owns equal to or less than 10% of our outstanding common stock. In addition, the majority stockholders will agree to take such actions as are necessary to effectuate the nomination rights of the other and to ensure that the composition of our board of directors, including the election of three independent directors within 90 days from the completion of this offering, complies with the requirements of the Nasdaq National Market.

       - Limitations on activities of majority stockholders. For a period of two years from the completion of this offering, each majority stockholder and its affiliates will not, without the prior approval of all of the members of our board of directors not designated by that majority stockholder make or support a proposal, directly or indirectly, to cause: (a) any acquisition of our securities or our assets or those of our subsidiaries; (b) any tender or exchange offer, or merger or similar business combination involving us or our subsidiaries; (c) any proxy contest to obtain consents to vote any of our voting securities; or (d) any action alone or with others to seek control or influence over our management, board of directors or otherwise.

       - Demand registration rights. After the expiration of the 180-day lockup period, each of the majority stockholders may demand that we register their shares on the appropriate form under the Securities Act.

       - Piggyback registration rights. If we register any securities for sale on a form that would be appropriate for sale of the majority stockholders shares, the majority stockholders can request to have their shares included in the registration statement. These registration rights are unlimited but the managing underwriter for the registration can reduce the number of shares held by the majority stockholders that are included in the offering to no more than 25% of the relevant offering.

       - Related party transactions. We will negotiate and conduct on an arm's length basis all commercial transactions and agreements between the majority stockholders and us.

       We will pay all registration expenses incurred in connection with the piggyback registration rights described above. In the case of demand registration rights, the majority stockholders making the demand will pay all expenses pro rata on the basis of the number of shares registered.

       These registration rights will expire ten years after this offering is completed. However, if either of the majority stockholders owns a number of shares of common stock amounting to less than 5% of our issued and outstanding common stock on a fully converted basis, the stockholders agreement automatically terminates with respect to the affected stockholder.

       Eastman Chemical Company and an affiliate of Danisco A/S had unconditionally guaranteed our indebtedness under our previously existing $40 million revolving credit facility.

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

                          DESCRIPTION OF CAPITAL STOCK

       The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our restated certificate of incorporation, a form of which we have filed as an exhibit to the registration statement of which this prospectus is a part, and other agreements referenced below.

       Our authorized capital stock consists of 200,000,000 shares of common stock, $.01 par value, 1,000,000 shares of preferred stock, $.01 par value, and 1,000 shares of series A preferred stock, no par value. As of July 26, 2000, we had ten holders of record of our common stock and two holders of record of our Series A preferred stock. After this offering, we will have outstanding 58,856,500 shares of common stock and 970 shares of Series A preferred stock. As of July 21, 2000, we had options outstanding to purchase 4,453,500 shares of common stock.

COMMON STOCK

       Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and they do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. There will be no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock will be fully paid and non-assessable.

PREFERRED STOCK

       As of the closing of this offering, 970 shares of series A preferred stock will be outstanding. For a description of this preferred stock, please see note 9 to our consolidated financial statements included elsewhere in this prospectus. Our board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of any series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. The number of authorized shares of preferred stock may be increased or decreased, but not below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the common stock, without a vote of the holders of the preferred stock, or of any series of preferred stock, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation. We have no present plans to issue any shares of preferred stock. See
"-- Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws."

REGISTRATION RIGHTS

       Pursuant to the terms of the new stockholders agreement, after the closing of this offering Eastman Chemical Company and affiliates of Danisco A/S will be entitled to demand and piggyback registration rights with respect to the registration of their shares under the Securities Act. See "Certain
Transactions -- Agreements with Significant Stockholders" and "Shares Eligible for Future Sale."

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

       Our restated certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, provisions of Delaware law may hinder or delay an attempted takeover of us other than through negotiation with our board of directors. These provisions could have the effect of discouraging attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in the stockholders receiving a premium over the market price for their shares of common stock.

  Removal and replacement of directors

       Under our restated certificate of incorporation, directors may only be removed with cause. In addition, under our restated certificate of incorporation and bylaws only a majority of the directors then in office can fill board vacancies and newly-created directorships resulting from any increase in the size of the board of directors, even if those directors do not constitute a quorum. These provisions could prevent stockholders, including parties who want to take over or acquire us, from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

  Classified board

       Our restated certificate of incorporation provides that the board of directors is divided into three classes of directors, with each class serving a staggered three-year term. See "Management -- Board Composition and Committees." The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, because the classification of the board of directors generally increases the difficulty of replacing a majority of the directors.

  Advance notice provisions for stockholder proposals and stockholder nominations of directors

       Our bylaws establish an advance notice procedure regarding stockholder proposals and nominations for directors. The advance notice procedure will not apply to proposals by our board of directors or management. Any stockholder that wishes to make a proposal or nominate a director for election at an annual meeting must deliver to us notice of the proposal or the nomination not less than 45 days nor more than 75 days before the first anniversary of the mailing of the proxy statement for the preceding year's annual meeting. For a special meeting, the notice must generally be delivered not less than the later of 90 days before a special meeting or ten days following the day on which public announcement of the meeting is first made. This advance notice proposal could prevent someone interested in acquiring us from proposing actions that could facilitate the takeover.

  Special meetings of stockholders and actions in lieu of a meeting

       Our restated certificate of incorporation and bylaws permit special meetings of the stockholders to be called only by the board of directors, the chairman of the board or the chief executive officer. This provision may make it more difficult for stockholders to take actions opposed by the board of directors.

  Authorized but unissued shares

       Without further stockholder approval, we can issue shares of common stock and preferred stock up to the number of shares authorized for issuance in our restated certificate of incorporation, except as limited by Nasdaq National Market rules. We could use these additional shares for a variety of corporate purposes. These purposes include future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our ability to issue these shares of common stock and preferred stock could make it more difficult, or discourage an attempt, to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

  Section 203 of Delaware law

       In addition to the foregoing provisions of our restated certificate of incorporation and bylaws, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

     Neither Eastman Chemical Company nor Danisco A/S is subject to the restrictions imposed by this statute.

  Limitation of liability and indemnification matters

       Our restated certificate of incorporation includes provisions to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law. Our bylaws provide for indemnification of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

       Our bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the Delaware General Corporation Law would permit indemnification.

TRANSFER AGENT AND REGISTRAR

       Upon the closing of this offering, the transfer agent and registrar for the common stock will be The Bank of New York.

LISTING

       Our common stock has been approved for listing on the Nasdaq National Market under the trading symbol "GCOR".

                        SHARES ELIGIBLE FOR FUTURE SALE

       Before this offering, there has been no public market for our common stock. A significant public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

       Upon completion of this offering, we will have outstanding 58,856,500 shares of common stock. Of these shares, the 7,000,000 shares to be sold in this offering, 8,050,000 shares if the underwriters' over-allotment option is exercised in full, will be freely tradable in the public market without restriction under the Securities Act, unless the shares are held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. All of the remaining shares of common stock outstanding upon completion of this offering may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, as summarized below.

       Pursuant to "lock-up" agreements, all executive officers and directors, as well as Eastman Chemical Company and affiliates of Danisco A/S, have agreed with the underwriters not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of their shares for a period of 180 days from the date of this prospectus. A total of 51,856,500 outstanding shares of common stock are subject to these lock-up agreements. We also have entered into an agreement with the underwriters that we will not offer, sell or otherwise dispose of common stock for a period of 180 days from the date of this prospectus, subject to limited exceptions. However, Merrill Lynch may in its sole discretion, at any time without notice, consent to the release of all or any portion of the shares subject to lock-up agreements. Merrill Lynch does not have any current intention to release shares of common stock subject to the lock-up. Any determination to release any shares subject to the lock-up would be based on a number of factors at the time of any such determination, including the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, and the timing of the proposed sale.

       Taking into account the lock-up agreements, and assuming Merrill Lynch does not release stockholders from these agreements, Eastman Chemical Company and affiliates of Danisco A/S will be able to sell their shares of common stock beginning 180 days after the date of this prospectus under Rule 144, subject to the limitations of Rule 144.

       In general, under Rule 144, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares not to exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

       We intend to file, after the effective date of this offering, a registration statement on Form S-8 to register approximately 9,000,000 shares of common stock reserved for issuance under our stock option plan. The registration statement will become effective automatically upon filing. Shares issued under our stock option plan after the filing of the registration statement may be sold in the open market, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates and vesting restrictions imposed by us. In addition, approximately 1.3 million shares of common stock underlying stock options granted to employees will vest in January 2001 and will not be subject to lock-up agreements.

       In addition, following this offering, Eastman Chemical Company and affiliates of Danisco A/S will have rights to require us to register their shares for future sale. See "Description of Capital Stock -- Registration Rights" and "Certain Transactions -- Agreements with Significant Stockholders."

     UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

       The following is a summary of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by non-U.S. holders. As used herein, "non-U.S. holder" means any person or entity that holds our common stock, other than:

       - an individual citizen or resident of the U.S.;

       - a corporation or partnership created or organized in or under the laws of the U.S., or of any state of the U.S. or the District of Columbia, other than any partnership treated as foreign under U.S. Treasury Regulations.

       - an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

       - in general, a trust if a court within the U.S. may exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust.

       This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations of each, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

       This summary is for general information only. It does not address aspects of U.S. federal taxation other than income and estate taxation, and does not address all aspects of U.S. federal income and estate taxation. This summary does not discuss all the tax consequences that may be relevant to a non-U.S. holder in light of the holder's particular circumstances, for instance, insurance companies, tax-exempt organizations, broker-dealers, and financial institutions. In addition, this summary does not address any state, local, or foreign tax considerations that may be relevant to a non-U.S. holder's decision to purchase shares of our common stock.

       PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES, AS WELL AS OTHER U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES, AND THE NON-U.S. TAX CONSEQUENCES, TO THEM OF OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

INCOME TAX

  Dividends

       Subject to the discussion below, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. income tax at the rate of 30% of the amount of the dividend, or such lower rate as may be prescribed by an applicable income tax treaty.

       However, if dividends we pay are effectively connected with a non-U.S. holder's conduct of a trade or business in the U.S. and, if a tax treaty applies, are attributable to a U.S. permanent establishment, or, if the holder is an individual, a "fixed base" of the non-U.S. holder, the 30% withholding tax generally will not apply, and the non-U.S. holder generally will be subject to tax on such dividends on a net basis in the same manner as holders that are U.S. persons, provided the non-U.S. holder files appropriate IRS forms with us. An additional branch profits tax of 30%, or such lower rate as may be prescribed by an applicable income tax treaty, may apply if the non-U.S. holder is a corporation.

       Under current U.S. Treasury Regulations, in determining whether a holder is eligible for the benefits of an income tax treaty, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country, absent knowledge to the contrary. However, under new U.S. Treasury Regulations generally effective for dividend payments made after December 31, 2000, a non-U.S. holder desiring to claim the benefits of an applicable tax treaty must satisfy certification and other requirements and must provide us with a taxpayer identification number unless an exception applies. In addition, under these new Treasury Regulations, in the case of common stock held by a foreign partnership, this certification requirement may be applied to the partners, and not the partnership, and the partnership must provide certain information, including a U.S. taxpayer identification number. These new regulations also provide look-through rules for tiered partnerships. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

  Disposition of our common stock

       Generally, non-U.S. holders will not be subject to U.S. federal income tax, or withholding thereof, in respect of gain recognized on a disposition of our common stock unless:

       - the gain is effectively connected with the holder's conduct of a trade or business within the U.S., or, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the holder in the U.S.; in any such case such gain will be subject to regular graduated U.S. income tax rates and the branch profits tax described above may also apply if the non-U.S. holder is a corporation;

       - in the case of a non-U.S. holder who is a non-resident alien individual and holds our common stock as a capital asset, the holder is present in the U.S. for 183 or more days in the taxable year of the sale and other conditions are met;

       - we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes and certain other conditions are met; we do not believe we are or have been a United States real property holding corporation and do not expect to become one in the future; or

       - the holder is subject to tax pursuant to U.S. federal income tax provisions applicable to certain U.S. expatriates.

  Estate tax

       If an individual non-U.S. holder owns, or is treated as owning, our common stock at the time of his or her death, such stock would be includable in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax imposed on the estates of nonresident aliens, in the absence of a contrary provision contained in an applicable tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Dividends

       Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends that we paid to a holder, and the amount of tax that we withheld on those dividends. This information may also be made available to the tax authorities of a country in which the non-U.S. holder resides or is established.

       Under current law, dividends paid on our common stock to a non-U.S. holder at an address outside the U.S. are generally exempt from backup withholding tax, imposed at a 31% rate, and U.S. information reporting requirements, but not from regular withholding tax as discussed above. Backup withholding tax and information reporting generally will apply to dividends paid to a non-U.S. holder at an address in the U.S. if the holder fails to establish an exemption or to furnish other information. Under the Treasury Regulations that are applicable to dividends paid after December 31, 2000, a non-U.S. person must generally provide proper documentation establishing the person's non-U.S. status to a withholding agent in order to avoid backup withholding tax.

  Broker sales

       Payments of proceeds from the sale of our common stock by a non-U.S. holder made to or through a U.S. office of a broker are generally subject to both information reporting and backup withholding tax unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes entitlement to an exemption. Payments of proceeds from the sale of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, payments made to or through certain non-U.S. offices, including the non-U.S. offices of a U.S. broker and foreign brokers with certain types of relationships to the U.S., are generally subject to information reporting, but not backup withholding, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes entitlement to an exemption.

       Backup withholding is not an additional tax. A non-U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS.

       Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situation, including the availability of an exemption from such requirements and the procedures for obtaining such an exemption, as well as the effect of the new Treasury Regulations generally effective for payments made after December 31, 2000.

                                  UNDERWRITING

       Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc., Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us the number of shares listed opposite their names below.

                                                               NUMBER
                                                              OF SHARES
                        UNDERWRITERS                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  2,680,000
Chase Securities Inc. ......................................  1,340,000
Credit Suisse First Boston Corporation......................  1,340,000
Salomon Smith Barney Inc. ..................................  1,340,000
ING Barings LLC.............................................    300,000
                                                              ---------
             Total..........................................  7,000,000
                                                              =========

       The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

       We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

       The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

       The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.75 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

       The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                            PER SHARE   WITHOUT OPTION   WITH OPTION
                                            ---------   --------------   -----------
Public offering price.....................   $18.00      $126,000,000    $144,900,000
Underwriting discount.....................   $ 1.26      $  8,820,000    $ 10,143,000
Proceeds, before expenses, to Genencor....   $16.74      $117,180,000    $134,757,000

       We estimate the expenses of the offering, not including the underwriting discount, to be $1.5 million and are payable by us.

OVER-ALLOTMENT OPTION

       We have granted options to the underwriters to purchase up to 1,050,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

RESERVED SHARES

       At our request, the underwriters have reserved for sale, at the initial public offering price, up to 550,000 shares offered by this prospectus for sale to some of our employees, directors and to some individuals designated by them. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

       We, our executive officers and directors and all existing stockholders have agreed not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and those other persons have agreed not to directly or indirectly

       - offer, pledge, sell or contract to sell any common stock,

       - sell any option or contract to purchase any common stock,

       - purchase any option or contract to sell any common stock,

       - grant any option, right or warrant for the sale of any common stock,

       - lend or otherwise dispose of or transfer any common stock,

       - request or demand that we file a registration statement related to the common stock, or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. We may continue to issue shares and options under our stock option plan and file an S-8 registration statement relating to our stock option plan. In addition, we have the right to transfer shares of common stock in connection with an acquisition if specified recipients of shares agree to be bound by provisions of the lock-up agreements.

QUOTATION ON THE NASDAQ NATIONAL MARKET

       The shares have been approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "GCOR."

       Before this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were

       - the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

       - our financial information,

       - the history of, and the prospects for, our company and the industry in which we compete,

       - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

       - the present state of our development, and

       - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

       An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

       Until the distribution of the common stock is completed, the SEC rules may limit the underwriters from bidding for or purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases that peg, fix or maintain that price.

       The underwriters may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their options to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

       Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discounted without notice.

UK SELLING RESTRICTIONS

       Each underwriter has agreed that:

       - It has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding managing, or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom with the meaning of the Public Offers of Securities Regulations 1995;

       - It has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

       - It has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in
         Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

       No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation, or distribution of this prospectus or any other material relating to our company or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering materials or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Sales outside of the United States by the underwriters will be made through their broker-dealer affiliates in the relevant country or jurisdiction.

       Purchasers or the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

INTERNET DISTRIBUTION OF PROSPECTUS

       Merrill Lynch will be facilitating internet distribution of the prospectus for the offering to some of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to the offering is not part of this prospectus.

                                 LEGAL MATTERS

       The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Debevoise & Plimpton, New York, New York.

                                    EXPERTS

       The consolidated financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

       We filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including the exhibits, schedules and amendments thereto, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. Reference is made to the contracts, agreements and other documents filed as exhibits to the registration statement. These statements are qualified in all respects by these references.

       You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission's Web site located at www.sec.gov.

       As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and in accordance therewith will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                          GENENCOR INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Changes in Shareholders'
  Equity....................................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Genencor International, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Genencor International, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As disclosed in note 7, the Company has revised its consolidated financial statements to reflect a change in the life used to amortize the excess of cost over net assets of a business acquired in 1990.

PRICEWATERHOUSECOOPERS LLP

Rochester, New York
January 28, 2000, except as to note 7
and as to the restated certificate of
incorporation and the stock split discussed in note 18, which is as of July 25, 2000

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                     MARCH 31,
                                                              1998        1999          2000
                                                            --------    --------    ------------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...............................  $ 12,792    $ 39,331      $ 53,863
  Trade accounts receivable (less allowance for doubtful
     accounts of $976 in 1998, $1,814 in 1999, and $1,861
     in 2000 (unaudited)).................................    41,509      48,081        44,982
  Inventories.............................................    64,484      50,716        50,265
  Prepaid expenses and other current assets...............    12,772      19,266        15,305
  Deferred income taxes...................................     7,573       1,104         1,104
                                                            --------    --------      --------
       Total current assets...............................   139,130     158,498       165,519
Property, plant and equipment, net........................   225,237     215,218       209,264
Investments and other assets..............................    39,849      37,340        36,974
Intangible assets, net....................................    83,847      80,448        76,728
Deferred income taxes.....................................     8,415       7,796         7,796
                                                            --------    --------      --------
       Total assets.......................................  $496,478    $499,300      $496,281
                                                            ========    ========      ========
LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS'
  EQUITY
Current liabilities:
  Notes payable...........................................  $     --    $  5,774      $  4,567
  Current maturities of long-term debt....................        --      10,000        10,000
  Accounts payable and accrued expenses...................    29,899      43,506        40,577
  Interest payable on long-term debt......................     2,388       2,392            --
  Accrued employee benefits...............................    21,459      11,104         8,108
  Deferred income taxes...................................       513       3,308         3,308
                                                            --------    --------      --------
       Total current liabilities..........................    54,259      76,084        66,560
Long-term debt............................................   158,000     142,486       143,660
Capital lease obligation..................................        --       3,594         3,400
Deferred income taxes.....................................    20,946      14,388        13,190
Other long-term liabilities...............................    10,310       8,596         8,396
Minority interest.........................................        --       1,091         1,091
                                                            --------    --------      --------
       Total liabilities..................................   243,515     246,239       236,297
                                                            --------    --------      --------
Redeemable preferred stock:
  7 1/2% cumulative series A preferred stock, without par
     value, authorized 1,000 shares, 970 shares issued and
     outstanding..........................................   140,650     147,925       149,744
Shareholders' equity:
  Common stock, par value $0.01 per share, 200,000,000
     shares authorized, 50,000,000 shares issued and
     outstanding..........................................       500         500           500
  Additional paid-in capital..............................   186,326     186,326       188,975
  Deferred stock-based compensation.......................        --          --        (2,649)
  Accumulated deficit.....................................   (57,450)    (48,100)      (33,376)
  Accumulated other comprehensive loss....................   (17,063)    (33,590)      (43,210)
                                                            --------    --------      --------
       Total shareholders' equity.........................   112,313     105,136       110,240
                                                            --------    --------      --------
       Total liabilities, redeemable preferred stock and
          shareholders' equity............................  $496,478    $499,300      $496,281
                                                            ========    ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                  THREE MONTHS   THREE MONTHS
                                                                                     ENDED          ENDED
                                                                                   MARCH 31,      MARCH 31,
                                           1997          1998          1999           1999           2000
                                        -----------   -----------   -----------   ------------   ------------
                                                                                  (UNAUDITED)    (UNAUDITED)
Revenues:
  Product revenue.....................  $   293,643   $   279,492   $   305,637   $    72,602    $    73,640
  Fees and royalty revenues...........       16,699         9,619        10,965         2,264          6,059
                                        -----------   -----------   -----------   -----------    -----------
       Total revenues.................      310,342       289,111       316,602        74,866         79,699
Operating expenses:
  Cost of product sold................      179,112       167,604       176,756        43,500         41,998
  Research and development............       37,306        40,205        43,955        10,022         11,824
  Sales, marketing and business
     development......................       25,392        24,394        24,564         5,162          5,665
  General and administrative..........       17,995        22,940        22,984         4,900          5,542
  Amortization of intangible assets...        9,055         9,554        10,032         2,392          2,672
  Restructuring and related charges...           --            --         7,500            --             --
  Other expense/(income)..............          938          (342)         (845)         (143)          (299)
                                        -----------   -----------   -----------   -----------    -----------
       Total operating expenses.......      269,798       264,355       284,946        65,833         67,402
                                        -----------   -----------   -----------   -----------    -----------
Operating income......................       40,544        24,756        31,656         9,033         12,297
Non operating expenses/(income):
  Investment income...................           --          (990)           --            --        (15,046)
  Interest expense....................       11,633        10,727        10,487         2,503          2,660
  Interest income.....................         (446)         (557)         (750)         (140)          (560)
  Other expense/(income)..............        1,100        (1,442)           --            --             --
                                        -----------   -----------   -----------   -----------    -----------
       Total non operating expenses/
          (income)....................       12,287         7,738         9,737         2,363        (12,946)
                                        -----------   -----------   -----------   -----------    -----------
Income before provision for income
  taxes...............................       28,257        17,018        21,919         6,670         25,243
Provision for income taxes............        5,106         3,279         5,294         1,595          8,700
                                        -----------   -----------   -----------   -----------    -----------
Net income............................  $    23,151   $    13,739   $    16,625   $     5,075    $    16,543
                                        ===========   ===========   ===========   ===========    ===========
  Net income available to holders of
     common stock.....................  $    15,876   $     6,464   $     9,350   $     3,256    $    14,724
                                        ===========   ===========   ===========   ===========    ===========
  Earnings per common share:
     Basic............................  $      0.32   $      0.13   $      0.19   $      0.07    $      0.29
                                        ===========   ===========   ===========   ===========    ===========
     Diluted..........................  $      0.32   $      0.13   $      0.19   $      0.07    $      0.28
                                        ===========   ===========   ===========   ===========    ===========
  Weighted average common shares
     outstanding:
     Basic............................   50,000,000    50,000,000    50,000,000    50,000,000     50,000,000
                                        ===========   ===========   ===========   ===========    ===========
     Diluted..........................   50,000,000    50,000,000    50,000,000    50,000,000     51,816,735
                                        ===========   ===========   ===========   ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                                ACCUMULATED
                                                  ADDITIONAL      DEFERRED                         OTHER            TOTAL
                                        COMMON     PAID-IN      STOCK-BASED     ACCUMULATED    COMPREHENSIVE    SHAREHOLDERS'
                                        STOCK      CAPITAL      COMPENSATION      DEFICIT          LOSS            EQUITY
                                        ------    ----------    ------------    -----------    -------------    -------------
Balances, December 31, 1996...........  $ 500      $206,326            --        $(79,790)       $ (8,140)        $118,896
Comprehensive income:
  Net income..........................                                             23,151                           23,151
  Other comprehensive loss:
    Foreign currency translation......                                                            (17,540)         (17,540)
    Unrealized holding losses (($147)
      pre-tax)........................                                                               (147)            (147)
                                                                                                                  --------
    Other comprehensive loss..........                                                                             (17,687)
                                                                                                                  --------
  Comprehensive income................                                                                               5,464
Preferred stock dividend accrued......                                             (7,275)                          (7,275)
Common stock dividend paid............              (10,000)                                                       (10,000)
                                        ------     --------       -------        --------        --------         --------
Balances, December 31, 1997...........    500       196,326            --         (63,914)        (25,827)         107,085
                                        ------     --------       -------        --------        --------         --------
Comprehensive income:
  Net income..........................                                             13,739                           13,739
  Other comprehensive income:
    Foreign currency translation......                                                              9,129            9,129
    Unrealized holding losses (($365)
      pre-tax)........................                                                               (365)            (365)
                                                                                                                  --------
    Other comprehensive income........                                                                               8,764
                                                                                                                  --------
  Comprehensive income................                                                                              22,503
Preferred stock dividend accrued......                                             (7,275)                          (7,275)
Common stock dividend paid............              (10,000)                                                       (10,000)
                                        ------     --------       -------        --------        --------         --------
Balances, December 31, 1998...........    500       186,326            --         (57,450)        (17,063)         112,313
                                        ------     --------       -------        --------        --------         --------
Comprehensive income:
  Net Income..........................                                             16,625                           16,625
  Other comprehensive loss:
    Foreign currency translation......                                                            (21,325)         (21,325)
    Unrealized holding gains ($7,610
      pre-tax)........................                                                              4,798            4,798
                                                                                                                  --------
    Other comprehensive loss..........                                                                             (16,527)
                                                                                                                  --------
  Comprehensive income................                                                                                  98
Preferred stock dividend accrued......                                             (7,275)                          (7,275)
                                        ------     --------       -------        --------        --------         --------
Balances, December 31, 1999...........    500       186,326            --         (48,100)        (33,590)         105,136
                                        ------     --------       -------        --------        --------         --------
(Unaudited)
Comprehensive income:
  Net Income..........................                                             16,543                           16,543
  Other comprehensive loss:
    Foreign currency translation......                                                             (7,247)          (7,247)
    Unrealized holding gains ($4,862
      pre-tax)........................                                                              2,985            2,985
    Adjustment for gains included in
      earnings (($8,727) pre-tax).....                                                             (5,358)          (5,358)
                                                                                                                  --------
    Other comprehensive loss..........                                                                              (9,620)
                                                                                                                  --------
  Comprehensive income................                                                                               6,923
Deferred stock-based compensation.....                2,649        (2,649)                                              --
Preferred stock dividend accrued......                                             (1,819)                          (1,819)
                                        ------     --------       -------        --------        --------         --------
Balances, March 31, 2000..............  $ 500      $188,975       $(2,649)       $(33,376)       $(43,210)        $110,240
                                        ======     ========       =======        ========        ========         ========

The accompanying notes are an integral part of the consolidated financial statements.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                     THREE MONTHS      THREE MONTHS
                                                                                    ENDED MARCH 31,   ENDED MARCH 31,
                                                     1997       1998       1999          1999              2000
                                                   --------   --------   --------   ---------------   ---------------
                                                                                      (UNAUDITED)       (UNAUDITED)
Cash flows from operating activities:
  Net income.....................................  $ 23,151   $ 13,739   $ 16,625       $ 5,075          $ 16,543
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization..............    32,089     34,113     35,558         8,310             8,952
      Loss (gain) on disposition of property,
         plant and equipment.....................     1,113        (61)     1,927           348                --
      Gain on sale of marketable securities......        --         --         --            --           (15,046)
      Gain on sale of business...................      (134)      (399)        --            --                --
      (Increase) decrease in operating assets:
         Trade accounts receivable...............     3,070     (1,174)    (6,777)       (3,650)            1,999
         Inventories.............................      (267)     1,083      9,999         2,873              (884)
         Prepaid expenses and other current
           assets................................    (2,825)    (1,833)     1,352        (1,779)              369
         Investments and other assets............    (5,718)      (928)     1,693           773              (607)
      Increase (decrease) in operating
         liabilities:
         Accounts payable and accrued expenses...   (11,491)    (9,624)     4,180          (103)           (2,145)
         Interest payable on long-term debt......      (299)       (31)         4        (2,377)           (2,392)
         Accrued employee benefits...............     4,265      5,683     (8,980)       (1,783)           (2,870)
         Other...................................     4,374      5,514      2,599         2,416              (478)
                                                   --------   --------   --------       -------          --------
         Net cash provided by operating
           activities............................    47,328     46,082     58,180        10,103             3,441
                                                   --------   --------   --------       -------          --------
Cash flows from investing activities:
  Purchases of property, plant and equipment.....   (23,910)   (22,855)   (21,274)       (4,566)           (3,639)
  Proceeds from the sale of property, plant and
    equipment....................................       897        685        463         4,194                --
  Proceeds from sale of business.................     6,207        984         --            --                --
  Proceeds from the sale of marketable
    securities...................................        --         --         --            --            15,928
  Sale-leaseback of facility.....................        --         --      4,194            --                --
  Reimbursement of purchase price................        --         --      1,331         1,331                --
  Acquisition of business, net of cash
    acquired.....................................        --         --     (3,293)           --                --
  Payment to acquire equity interest in
    affiliate....................................        --         --     (1,500)           --                --
                                                   --------   --------   --------       -------          --------
         Net cash (used in) provided by investing
           activities............................   (16,806)   (21,186)   (20,079)          959            12,289
                                                   --------   --------   --------       -------          --------
Cash flows from financing activities:
  Net payments on revolving credit facilities....   (23,000)   (13,000)    (8,000)       (1,000)               --
  Net payments on notes payable of Chinese
    affiliate....................................        --         --     (1,708)           --                --
  Dividends paid.................................   (10,000)   (10,000)        --            --                --
                                                   --------   --------   --------       -------          --------
         Net cash used in financing activities...   (33,000)   (23,000)    (9,708)       (1,000)               --
                                                   --------   --------   --------       -------          --------
Effect of exchange rate changes on cash..........      (809)       586     (1,854)       (1,020)           (1,198)
                                                   --------   --------   --------       -------          --------
Net (decrease) increase in cash and cash
  equivalents....................................    (3,287)     2,482     26,539         9,042            14,532
Cash and cash equivalents -- beginning of
  period.........................................    13,597     10,310     12,792        12,792            39,331
                                                   --------   --------   --------       -------          --------
Cash and cash equivalents -- end of period.......  $ 10,310   $ 12,792   $ 39,331       $21,834          $ 53,863
                                                   ========   ========   ========       =======          ========

The accompanying notes are an integral part of the consolidated financial statements.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1 -- DESCRIPTION OF THE COMPANY AND ACCOUNTING POLICIES

       Genencor International, Inc. and subsidiaries (the Company) integrates the tools of biotechnology in meeting the needs of its customers. The Company's current products include novel enzymes used in the cleaning, grain processing and textile industries. The principal geographical markets for these products are North America, South America, Europe and Asia.

       The Company is a joint venture between Eastman Chemical Company (Eastman Chemical) and Danisco A/S (Danisco), with each company holding 50% of the common and preferred shares of the Company.

       Significant accounting policies are as follows:

Principles of Consolidation

       The consolidated financial statements include the accounts of all majority-owned subsidiaries. Investments in affiliates in which the Company has the ability to exercise significant influence, but not control, are accounted for by the equity method. All other investments in affiliates are carried at cost. Intercompany transactions are eliminated.

Use of Estimates in the Preparation of Financial Statements

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interim Financial Statements (unaudited)

       The consolidated financial statements for the three month periods ended March 31, 2000 and 1999 are unaudited and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 1999. Such interim financial statements have been prepared in conformity with the rules and regulations of the Securities and Exchange Commission. Certain disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations pertaining to interim financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

Cash and Cash Equivalents

       Cash and cash equivalents consist of cash, money market funds, commercial paper and bank deposits with original maturity dates of three months or less from the date of purchase.

Revenue Recognition

       The Company's revenue recognition policies comply with the guidance contained in the provisions of SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Revenues consist of product revenues and fees and royalty revenues. Fees and royalty revenues consist primarily of funded research, technology and license fees and royalties.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1 -- DESCRIPTION OF THE COMPANY AND ACCOUNTING POLICIES (CONTINUED)

       Product Revenue

       Revenue from product sales is recognized upon shipment to customers.

       Funded Research

       Research funding revenues result from collaborative agreements with various parties, including the U.S. Government, whereby the Company performs research activities and receives revenues that partially reimburse expenses incurred. Under such agreements the Company retains a proprietary interest in the products and technology developed. These expense reimbursements primarily consist of direct expense sharing arrangements and milestone payments. Revenues related to expense sharing arrangements are recorded as the underlying expenses are incurred. Milestone payments are contingent upon successful completion of research activities and are recognized upon satisfaction of those contingencies. Up front research funding payments are recognized as revenues on a straight-line basis over the term of the underlying research agreement.

       Technology and License Fees

       Fees from the sale of technology are recognized upon completion of the required technology transfer and substantial satisfaction of any performance related responsibilities. License fees are recognized on a straight-line basis over the term defined in the license agreement. In the event there is no defined term, such as with permanent licenses, license fees are recognized upon substantial satisfaction of any performance related responsibilities.

       Royalty Revenue

       Royalty revenue is recognized in accordance with the underlying contract terms.

       Research and Development

       Research and development costs are expensed as incurred. Research and development expenses include expenses for services rendered related to the Company's funded research activities.

       Inventories

       Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

       Property, Plant and Equipment

       All property, plant and equipment is stated at acquisition cost. Depreciation for financial statement purposes is calculated using the straight-line method over the estimated useful lives of the assets. Land improvements and buildings are depreciated over 10 - 40 years, with a weighted average estimated useful life of 21 years, and machinery and equipment over 3 - 15 years, with a weighted average estimated life of 12 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the length of the applicable lease term. Property under capital lease is amortized over the lease term. Maintenance and repair expenditures are expensed as incurred. Included in machinery and equipment is computer hardware and software developed or obtained for internal use which is amortized over 3 - 5 years.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1 -- DESCRIPTION OF THE COMPANY AND ACCOUNTING POLICIES (CONTINUED) Intangible Assets

       Intangible assets consist of patents, licenses, technology and the excess of cost over the net assets of acquired businesses, which are amortized on a straight-line basis over their remaining useful lives. Patents and trademarks are amortized over 15 years, technology over 10 - 20 years, with a weighted average estimated useful life of 12 years, the excess of cost over the net assets of an acquired business over 10 - 20 years, with a weighted average estimated useful life of 17 years, and other intangibles over 5 - 20 years, with a weighted average estimated useful life of 15 years.

Impairment of Long-Lived Assets

       The Company regularly assesses all of its long-lived assets for impairment when events or circumstances indicate their carrying amounts may not be recoverable. This is accomplished by comparing the expected undiscounted future cash flows of the assets with the respective carrying amount as of the date of assessment. Should aggregate future cash flows be less than the carrying value, a write-down would be required, measured as the difference between the carrying value and the fair value of the asset. Fair value is estimated either through independent valuation or as the present value of expected discounted future cash flows. If the expected undiscounted future cash flows exceed the respective carrying amount as of the date of assessment, no impairment is recognized.

Foreign Currency

       All assets and liabilities of non-U.S. subsidiaries are translated at exchange rates in effect at the balance sheet dates. Translation gains and losses are included in determining comprehensive income. All income statement amounts are translated at the average of the daily exchange rates in effect during each month.

       The Company, on occasion, uses forward exchange contracts and options to hedge its exposure in foreign currencies. Option and forward exchange contracts are used to minimize the impact of foreign currency fluctuations on the Company's revenues and costs and are not used to engage in speculation. At December 31, 1998 and 1999, the Company had no options or forward exchange contracts outstanding.

       Foreign currency transaction net (losses)/gains are included in other operating income/expense. Total foreign currency transaction net (losses)/gains were ($436) in 1997, $166 in 1998, and $824 in 1999.

Financial Instruments

       The determination of fair value of financial instruments, consisting of cash and cash equivalents, accounts receivable, obligations under accounts payable, accrued expenses, and debt instruments is based on interest rates available to the Company and comparisons to quoted market prices for the same or similar issues. At December 31, 1998 and 1999, the fair value of these financial instruments approximated carrying value.

Investments in Marketable Equity Securities

       All of the Company's investments in marketable equity securities are considered available-for-sale and are recorded at fair value within other current assets, with unrealized gains and losses, calculated as the difference between fair value and cost of the security on a specific identification basis, recorded as a component of accumulated other comprehensive loss, net of tax.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1 -- DESCRIPTION OF THE COMPANY AND ACCOUNTING POLICIES (CONTINUED)
       Gross unrealized (losses)/gains on available-for-sale securities were ($327) at December 31, 1998 and $7,283 at December 31, 1999. The fair market value of available-for-sale securities was $741 at December 31, 1998 and $8,351 at December 31, 1999. The deferred tax liability related to these unrealized gains was $2,812 at December 31, 1999.

Investment Income (unaudited)

       During the three months ended March 31, 2000, the Company realized a gain on the sale of marketable securities in the amount of $15,046. This amount is included in investment income as part of total non-operating income for the period.

Income Taxes

       The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". This standard requires, among other things, recognition of deferred tax assets and liabilities for future tax consequences, measured by enacted rates attributable to deductible temporary differences between financial statement and income tax bases of assets and liabilities, and net operating loss and tax credit carryforwards to the extent that realization of such benefits is more likely than not.

Major Customers

       In 1997, two customers accounted for 36% of sales and 28% of accounts receivable. In 1998, two customers accounted for 39% of sales and 28% of accounts receivable. In 1999, two customers accounted for 39% of sales and 36% of accounts receivable.

Comprehensive Income

       The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" as of January 1, 1998. This statement establishes standards for reporting and presentation of comprehensive income and its components. This statement requires reporting by major components and as a single total, all changes in shareholders' equity from nonshareholder sources. Adoption of this statement did not impact the Company's consolidated financial position, results of operations or cash flows. The Company has chosen to display comprehensive income in the Consolidated Statements of Changes in Shareholders' Equity.

Earnings Per Share

       In 1999, the Company adopted SFAS No. 128, "Earnings per Share," which requires the disclosure of basic and diluted earnings per share. Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. In arriving at income available to common shareholders, undeclared and unpaid cumulative preferred stock dividends of $7,275 were deducted for each year presented.

       Diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. As there were no dilutive securities in 1997, 1998, and 1999, there is no effect on the numerator or denominator between the computations of basic and diluted earnings per common share in the years presented.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1 -- DESCRIPTION OF THE COMPANY AND ACCOUNTING POLICIES (CONTINUED)
         (unaudited)

       As a result of stock options outstanding under the Company's Stock Option and Stock Appreciation Right Plan, there were dilutive securities for the three months ended March 31, 2000. The weighted-average impact of these has been reflected in the calculation of diluted earnings per share for the quarter ended.

New Accounting Pronouncements

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives should be recognized in either net income or other comprehensive income, depending on the designated purpose of the derivative. This statement is effective for the Company on January 1, 2001. Based on its preliminary assessment, the Company believes implementation of this statement will not have a material affect on the consolidated financial statements.

       In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". FIN 44 clarifies the application of Opinion No. 25 for (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. We believe that the impact of FIN 44 will not have a material effect on the consolidated financial statements.

2 -- ACQUISITION

       During May 1999, the Company acquired an 80% ownership interest in Genencor (Wuxi) Bio-Products Company, Ltd. located in Wuxi, China for a total cash purchase price of $9.9 million. The acquisition has been accounted for under the purchase method. Goodwill is being amortized on a straight-line basis over ten years. The Company's share of the acquired entity's results of operations has been consolidated with the Company's results of operations since the acquisition date. Based on the Company's allocation of the purchase price for the acquisition, the net assets acquired consist of the following as of May 1999:

Working capital.............................................  $   500
Property, plant and equipment...............................    7,700
Goodwill....................................................    7,500
Long-term liabilities.......................................   (4,700)
Minority interest...........................................   (1,100)
                                                              -------
                                                              $ 9,900
                                                              =======

       Included in working capital acquired is a provision to restructure the entity of approximately $3.2 million to improve the manufacturing efficiency of the facility which will continue to operate as a manufacturing site in the region. Based on our preliminary assessment, the provision includes estimated employee-related costs of $2.2 million, demolishing costs of $0.3 million for pre-existing structures on the site that the Company does not intend to use, and costs to effect the restructuring of $0.1 million. The

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2 -- ACQUISITION (CONTINUED)
provision further includes a reserve for incurred but unrecorded liabilities of the acquired entity of $0.6 million. As of December 31, 1999, no costs had been charged to this restructuring provision. During 2000, the Company will continue to assess the cost of this restructuring. Any changes in the anticipated cost to restructure the facility will be reallocated to goodwill.

3 -- RESTRUCTURING AND RELATED CHARGES

       During July 1999, the Company engaged in a plan to restructure its facility in Belgium. This decision was driven primarily by two factors: developments leading to a production overcapacity in the enzyme market and operating costs of the Belgian plant that were considerably higher than in any of the Company's other plants. Approximately 58 positions were eliminated as a result of this restructuring, with staggering termination dates of July 1999 through January 2001. All affected employees were notified immediately of the restructuring plan. As of December 31, 1999, 23 employees had terminated their employment with the Company. As a result of the plan, restructuring and related charges of $7.5 million were recorded in the Company's operating earnings in 1999. These charges were primarily driven by employee severance and related social costs of $4.9 million, a curtailment loss of $0.8 million under a related defined benefit pension arrangement, and $1.8 million for manufacturing equipment that was deemed impaired as it would no longer be utilized by the Company after the restructuring. The impairment charge was determined based on remaining book value as the Company believes there is no market in which to sell the specific assets. At December 31, 1999, the Company had a remaining severance liability of $2.9 million related to this restructuring.

4 -- FEES AND ROYALTY REVENUES

       Fees and royalty revenues include the following:

                                                    1997       1998     1999
                                                   -------    ------   -------
Funded research..................................  $ 8,388    $9,035   $10,671
License fees.....................................    3,851       227        --
Royalties........................................    1,023       157        95
Technology fees..................................    3,437        --        --
Other............................................       --       200       199
                                                   -------    ------   -------
  Fees and royalty revenues......................  $16,699    $9,619   $10,965
                                                   =======    ======   =======

5 -- INVENTORIES

       Inventories consist of the following:

                                                 DECEMBER 31,
                                              ------------------     MARCH 31,
                                               1998       1999         2000
                                              -------    -------    -----------
                                                                    (UNAUDITED)
Raw materials...............................  $ 7,406    $ 5,730      $ 7,883
Work-in-progress............................    9,153      8,024        8,126
Finished goods..............................   47,925     36,962       34,256
                                              -------    -------      -------
  Inventories...............................  $64,484    $50,716      $50,265
                                              =======    =======      =======

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

6 -- PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment consists of the following at December 31:

                                                           1998        1999
                                                         --------    --------
Land and buildings.....................................  $112,575    $116,448
Machinery and equipment................................   239,598     243,533
Construction-in-progress...............................    13,549      13,598
                                                         --------    --------
                                                          365,722     373,579
Less: Accumulated depreciation.........................   140,485     158,361
                                                         --------    --------
  Property, plant and equipment, net...................  $225,237    $215,218
                                                         ========    ========

       Depreciation expense was $23,034 in 1997, $24,559 in 1998, and $25,526 in 1999.

       Construction-in-progress at December 31, 1999 includes primarily process improvement projects at our manufacturing and research and development facilities as well as information technology enhancements.

       The Company sold its facility in Leiden, the Netherlands, for $4,194 in January 1999. There was no gain recorded on the sale of these assets, which are being leased back from the purchaser over a period of 20 years. The lease is being accounted for as a capital lease, and is included in 1999 property, plant and equipment as follows:

Land and buildings..........................................  $3,655
Less: Accumulated depreciation..............................     152
                                                              ------
  Capital lease assets, net.................................  $3,503
                                                              ======

       Land and buildings also includes $7,160 for a 50-year capitalized lease entered into with a prior shareholder on January 1, 1990 for the Company's development facility in Rochester, New York. Accumulated depreciation on this lease is $1,519 at December 31, 1998 and $1,687 at December 31, 1999.

       The Company entered into a 10-year operating lease during 1999 for office space in Rochester, New York. Under provisions of the lease agreement, lease payments will commence in January 2000 and escalate 5.6% as of January 2003 and another 5.3% as of January 2007. The Company is recording rent expense under this lease on a straight-line basis over the lease term. The Company may elect to terminate the lease effective as of January 2007, for which it must provide written notice by December 2005.

       The Company leases certain other facilities and equipment under operating leases. Rent expense relating to all operating leases was $3,053 for 1997, $3,722 for 1998, and $2,994 for 1999.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

6 -- PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
       Non-cancelable future minimum rental payments under significant leases as of December 31, are as follows:

                                                          OPERATING    CAPITAL
                                                          ---------    -------
2000....................................................   $ 2,388     $   276
2001....................................................     2,415         276
2002....................................................     2,407         276
2003....................................................     2,463         276
2004....................................................     2,540         276
Thereafter..............................................    37,748       4,807
                                                           -------     -------
Total minimum lease payments............................   $49,961       6,187
                                                           =======
Less: Amount representing interest......................                (2,593)
                                                                       -------
Capital lease obligation................................               $ 3,594
                                                                       =======

7 -- INTANGIBLE ASSETS

       Intangible assets consist of the following at December 31:

                                                           1998        1999
                                                         --------    --------
Patents, licenses and other............................  $ 46,523    $ 46,978
Technology.............................................    43,168      41,928
Excess of cost over net assets of acquired
  businesses...........................................    49,972      57,057
                                                         --------    --------
                                                          139,663     145,963
Less: Accumulated amortization.........................    55,816      65,515
                                                         --------    --------
  Intangible assets, net...............................  $ 83,847    $ 80,448
                                                         ========    ========

       Amortization expense was $9,055 in 1997, $9,554 in 1998, and $10,032 in 1999.

       The Company has retroactively revised its consolidated financial statements to reflect a change in the life used to amortize the excess of cost over net assets of a business acquired in 1990 from 40 years to 20 years. This resulted in an increase in accumulated deficit of $9.0 million at January 1, 1997, an increase in amortization expense and a decrease in net income of $1.3 million in each of the years ended December 31, 1997, 1998, and 1999 and $0.3 million in the quarters ended March 31, 1999 and 2000. This also resulted in a decrease in basic and diluted earnings per common share of $0.02 in 1997, 1998, and 1999; no change in the quarter ended March 31, 1999, and a reduction of $0.01 in the quarter ended March 31, 2000.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8 -- NOTES PAYABLE AND LONG-TERM DEBT

       Long-term debt consists of the following at December 31:

                                                                1998        1999
                                                              --------    --------
6.82% senior notes with payments of $28,000 due annually,
  commencing in 2002........................................  $140,000    $140,000
$40,000 revolving credit facility due in 2000, with interest
  rates ranging from 5.93% to 7.75% at December 31, 1998....     8,000          --
Note payable to Gist-Brocades (G-b), as part of a 1995
  acquisition, to finance the Company's purchase of a note
  from G-b between a third party and G-b. Interest at 5% is
  payable on the note only to the extent interest is paid to the Company by the third party. Principal is due in a
  balloon payment in June 2000..............................    10,000      10,000
Notes payable of the Company's Chinese affiliate with
  principal payments due in 2000 and 2001. Interest rates on
  the notes range from 6.14% to 6.6%........................        --       7,586
Other.......................................................        --         674
                                                              --------    --------
                                                               158,000     158,260
Less: Current maturities....................................        --     (15,774)
                                                              --------    --------
  Long-term debt............................................  $158,000    $142,486
                                                              ========    ========

       The senior note agreements contain various financial covenants which, among other things, require the maintenance of certain financial ratios. The most significant of these relate to: debt to total capital; total debt as a multiple of earnings before interest, taxes, depreciation and amortization (EBITDA); and minimum consolidated net worth. The Company is currently in compliance with all of its financial covenants.

       All debt outstanding under the $40,000 revolving credit facility and the note to G-b is guaranteed 50% by Danisco and 50% by Eastman Chemical.

       At December 31, 1999, principal obligations on notes payable and long-term debt are as follows:

2000..............................................  $ 15,774
2001..............................................     1,812
2002..............................................    28,000
2003..............................................    28,000
2004..............................................    28,000
Thereafter........................................    56,674
                                                    --------
  Total...........................................  $158,260
                                                    ========

9 -- REDEEMABLE PREFERRED STOCK

       On December 1, 1991, the Company and its shareholders agreed to exchange $97,000 of advances from shareholders (including interest payable of $12,604) for 970 shares of no par value, 7 1/2% Cumulative Series A preferred stock (Series A preferred stock). Dividends are cumulative from the date of issuance and are subtracted from net income in 1997, 1998 and 1999 in determining net income available to common shareholders. The Series A preferred stock was authorized and issued on May 5, 1992 and has no voting rights except as required by law or in respect to certain matters involving the Series A preferred stock. The shares are redeemable at any time in whole or in part for $100,000 per share plus accrued unpaid dividends to the date of redemption. The total redemption value of the Series A preferred stock at December 31, 1998 and 1999 in the amounts of $140,650 and $147,925, respectively, is classified on the

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

9 -- REDEEMABLE PREFERRED STOCK (CONTINUED)
Company's balance sheet as Redeemable Cumulative Series A Preferred Stock and includes $43,650 and $50,925 of accrued and unpaid dividends, respectively. The liquidation value is $100,000 per share plus accrued dividends to be paid on a pro rata basis from assets available after payment of debt and prior to any distribution on common stock.

10 -- SHAREHOLDERS' EQUITY

       In addition to the Series A preferred stock, the Company has the authority to issue 1,000,000 shares of preferred stock having a par value of $.01 per share. No shares have been issued as of December 31, 1999.

       Certain covenants of the Company's 6.82% Senior Notes restrict the payment of dividends or other distributions in cash or other property to the extent the payment puts the Company in default of these covenants. Such covenants include, but are not limited to, the maintenance of debt to total capitalization of at least 55% and that the Company will maintain a maximum ratio of debt to EBITDA of 3.5:1.

       In December 1997 and 1998, the Company's Board of Directors declared and the Company paid a dividend of $5 million to each of the Company's common shareholders. No dividend was declared or paid in 1999.

       Accumulated other comprehensive loss consists of the following:

                                             FOREIGN      MARKETABLE     ACCUMULATED
                                            CURRENCY      SECURITIES        OTHER
                                           TRANSLATION    VALUATION     COMPREHENSIVE
                                           ADJUSTMENT     ADJUSTMENT        LOSS
                                           -----------    ----------    -------------
Balances, December 31, 1996..............   $ (8,325)      $   185        $ (8,140)
  Current period change..................    (17,540)         (147)        (17,687)
                                            --------       -------        --------
Balances, December 31, 1997..............    (25,865)           38         (25,827)
  Current period change..................      9,129          (365)          8,764
                                            --------       -------        --------
Balances, December 31, 1998..............    (16,736)         (327)        (17,063)
  Current period change..................    (21,325)        4,798         (16,527)
                                            --------       -------        --------
Balances, December 31, 1999..............    (38,061)        4,471         (33,590)
  (unaudited)
  Current period change..................     (7,247)       (2,373)         (9,620)
                                            --------       -------        --------
Balances, March 31, 2000.................   $(45,308)      $ 2,098        $(43,210)
                                            ========       =======        ========

       Effective December 9, 1999, the Company's Board of Directors approved an increase to the authorized number of shares of common stock to 150,000,000 with a par value of $0.01 per share.

       On December 9, 1999, the Board of Directors and shareholders approved a 25,000-for-1 stock split of the Company's common stock. All references to share and per share amounts in these financial statements have been restated retroactively to reflect the split.

       (unaudited)

       The change in the marketable securities valuation adjustment for the period ended March 31, 2000 includes a $5,358 ($8,727 pre-tax) reduction of accumulated other comprehensive loss related to realized gains from the sale of marketable equity securities. The remaining $2,985 ($4,862 pre-tax) relates to unrealized holding gains on the Company's available-for-sale securities.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

11 -- EMPLOYEE BENEFIT PLANS

Stock Option and Stock Appreciation Right Plan

       On December 9, 1999, the Company adopted the Genencor International, Inc. Stock Option and Stock Appreciation Right Plan (the Plan). Substantially all of the Company's employees are eligible to participate in the Plan. The Plan allows for the grant, generally at estimated market value as of the date of grant, of incentive or non-statutory stock options to purchase the Company's common stock and stock appreciation rights (SARs), based on the underlying value of the Company's common stock. Under the terms of the Plan, the Company has the ability to grant stock options and SARs representing up to 9 million shares of common stock. Options vest ratably over a three-year period and expire 10 years from their grant date. SARs vest 50% after three years, the remaining 50% after four years, and expire 10 years from their grant date.

       On December 9, 1999, the Company granted 5,465,250 nonqualified stock options and 452,625 SARs to employees of the Company at an exercise price of $9.70 per share. All of the options granted on December 9, 1999 remained outstanding at December 31, 1999. Additionally, there were no options or SARs exercisable at December 31, 1999.

       Under the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," the Company has elected to continue to account for stock options in accordance with the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees". Had compensation cost for the Company's stock options been determined consistent with the provisions of SFAS No. 123, there would be no effect on the Company's 1999 net income available to holders of common stock as the vesting period for the options granted commences on January 1, 2000.

       For purposes of this disclosure, the fair value of each option grant was estimated on the date of grant using the minimum value method. Under this method, the Black-Scholes option-pricing model was used with a risk-free interest rate of 6.48% and an average expected life of four years. The grant date fair value of the stock options and SARs and restricted stock granted on December 9, 1999 was $2.16 per share.

       SARs are accounted for under the provisions of APB 25 as interpreted by Financial Interpretation 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25". FIN 28 requires that compensation expense be recognized over the vesting period for any increase in the estimated market value of the underlying stock. Decreases in the estimated market value of the underlying stock in subsequent periods would cause compensation expense to be reduced in that period although never below zero.

       (unaudited)

       On March 28, 2000, the Company granted 274,200 options at an exercise price of $9.70 per share. The Company determined that the estimated market value of its common stock exceeded the exercise price at the time of the grant. As a result, the Company recorded deferred stock-based compensation of approximately $2,649 in connection with the option grants. Stock-compensation expense is being recognized over the vesting periods of the related options of three years beginning in April 2000.

       The Company also recorded compensation expense of $254 during the three months ended March 31, 2000 to accrue the liability for the increase in the estimated market value of common stock in relation to the grant price of the Company's outstanding stock appreciation rights.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

11 -- EMPLOYEE BENEFIT PLANS (CONTINUED)
Equity Value Plan

       Effective July 15, 1994 the Company adopted the Equity Value Plan. Under EVP, 4.15 million units out of a total 27.7 million units were reserved for issuance. Units granted between July 15, 1994 and July 14, 1998 vested over a two year period and expired five years from the date of grant. Effective July 15, 1998, units granted under the EVP vested over a three year period and expired seven years from the date of grant. Grant and payout values under EVP were based upon a valuation of the Company as determined annually by the Board of Directors. In addition, the annual payout was subject to certain cash flow requirements. Effective July 1, 1999, the Company terminated the plan. At that time, units outstanding had exercise prices ranging from $11.50 to $16.67. All units became fully vested and were paid out at $17.50 per unit. The Company recognized EVP expense of $139 in 1997, $12,296 in 1998, and $3,571 in 1999.
These expenses are included in cost of product sold, research and development, sales, marketing and business development and general and administrative expenses for all periods presented.

Defined Contribution Pension Plans

       The Company maintains employee benefit plans in the United States which allow its eligible employees to make contributions, up to a certain limit, on a tax deferred basis under Section 401(k) of the Internal Revenue Code.

       The Company also contributes to the plans. Total employer contributions to the plans for 1997, 1998 and 1999 amounted to approximately $1,850, $2,053, and $2,222, respectively.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

11 -- EMPLOYEE BENEFIT PLANS (CONTINUED)
Defined Benefit Pension and Other Postretirement Benefits

       The Company provides defined benefit pension and postretirement benefit plans to employees. The following provides a reconciliation of benefit obligations, plan assets, and funded status of all plans of the Company.

                                                       PENSION BENEFITS           OTHER BENEFITS
                                                -------------------------------   ---------------
                                                     1998             1999        1998     1999
                                                --------------   --------------   -----   -------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year.......  $       34,817   $       40,207   $ 623   $   695
Service cost..................................           2,622            2,820      26       108
Interest cost.................................           2,172            2,374      45        72
Plan participants' contributions..............             109              110      --        --
Amendments....................................            (679)              --      --       383
Actuarial (gain)/loss.........................            (177)          (1,385)     18      (208)
Curtailment...................................              --              828      --        --
Benefits paid.................................          (1,272)          (2,786)    (17)      (18)
Translation...................................           2,615           (5,360)     --        --
                                                --------------   --------------   -----   -------
Benefit obligation at end of year.............  $       40,207   $       36,808   $ 695   $ 1,032
                                                ==============   ==============   =====   =======
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of
  year........................................  $       60,493   $       70,476   $  --   $    --
Actual return on plan assets..................           6,125            7,393      --        --
Employer contributions........................             355            3,085      --        --
Plan participants' contributions..............             109              110      --        --
Benefits paid.................................          (1,272)          (2,786)     --        --
Translation...................................           4,666          (10,031)     --        --
                                                --------------   --------------   -----   -------
Fair value of plan assets at end of year......  $       70,476   $       68,247   $  --   $    --
                                                ==============   ==============   =====   =======
FUNDED STATUS.................................  $       30,269   $       31,439   $(695)  $(1,032)
Unrecognized net actuarial (gain)/loss........         (15,568)         (16,926)     43      (166)
Unrecognized prior service cost...............            (653)            (507)     --       328
                                                --------------   --------------   -----   -------
Prepaid cost (accrued benefit)................  $       14,048   $       14,006   $(652)  $  (870)
                                                ==============   ==============   =====   =======
AMOUNTS RECOGNIZED IN THE
  CONSOLIDATED BALANCE SHEETS CONSIST OF:
Prepaid benefit cost..........................  $       18,338   $       17,103   $  --   $    --
Accrued benefit cost..........................          (4,290)          (3,097)   (652)     (870)
                                                --------------   --------------   -----   -------
Net amount recognized.........................  $       14,048   $       14,006   $(652)  $  (870)
                                                ==============   ==============   =====   =======
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER
  31:
Discount rate.................................   6.00% - 6.75%    6.00% - 8.00%    6.75%     8.00%
Expected return on plan assets................   6.00% - 8.00%    6.00% - 8.00%     N/A       N/A
Rate of compensation increase.................   0.00% - 6.50%    0.00% - 6.50%     N/A       N/A

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

11 -- EMPLOYEE BENEFIT PLANS (CONTINUED)

                                                PENSION BENEFITS              OTHER BENEFITS
                                          -----------------------------    --------------------
                                           1997       1998       1999      1997    1998    1999
                                          -------    -------    -------    ----    ----    ----
COMPONENTS OF NET PERIODIC COST
  (BENEFIT):
Service cost............................  $ 1,254    $ 2,622    $ 2,820    $24     $27     $108
Interest cost...........................    2,183      2,172      2,374     41      44       72
Expected return on plan assets..........   (3,786)    (4,215)    (4,476)    --      --       --
Amortization of prior service cost......       --        (59)       (56)    --      --       55
Recognized net actuarial gain...........     (287)      (516)      (622)    --      --       --
                                          -------    -------    -------    ---     ---     ----
Net periodic cost (benefit).............     (636)         4         40     65      71      235
Curtailment.............................     (441)        --        828     --      --       --
                                          -------    -------    -------    ---     ---     ----
          Total net periodic cost
            (benefit)...................  $(1,077)   $     4    $   868    $65     $71     $235
                                          =======    =======    =======    ===     ===     ====

       The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

                                                            1998       1999
                                                           -------    -------
Projected benefit obligation.............................  $11,620    $ 2,583
Accumulated benefit obligation...........................    9,633      2,374
Fair value of plan assets................................    7,611      1,088

       Effective January 1, 1999, the Company established the Genencor International, Inc. Retiree Medical Plan covering eligible non-union employees in the United States. This plan resulted in an accrued liability of $157 and a projected benefit obligation of $427 as of December 31, 1999.

       As a result of the sizable reduction in the number of employees covered by the restructuring plan in Belgium, a curtailment loss is reflected in the net periodic pension cost for 1999.

       Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The trend rates assumed for pre-65 claims graded to 5.00% in 2003, were 8.00% in 1998, and 7.00% in 1999. The trend rates assumed for post-65 claims graded to 5.00% in 2003, were 6.50% in 1998, and 6.00% in 1999. For both pre and post-65 claims, the trend rate was assumed to remain at 5.00% after 2003. A one percentage point increase in assumed health care cost trend rates would increase total service and interest cost by $15 and increase the postretirement benefit obligation by $97. A one percentage point decrease in assumed health care cost trend rates would decrease total service and interest cost by $13 and decrease the postretirement benefit obligation by $83.

12 -- NON OPERATING EXPENSES/(INCOME)

       The components of other non-operating expenses/(income) are as follows:

                                                       1997      1998      1999
                                                      ------    -------    ----
Gain on sale of business............................  $   --    $  (442)   $--
Litigation settlement...............................      --     (1,000)    --
Write-down of equity investment.....................   1,100         --     --
                                                      ------    -------    ---
          Total non-operating expenses/(income).....  $1,100    $(1,442)   $--
                                                      ======    =======    ===

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13 -- INCOME TAXES

       The provision for income taxes consists of the following:

                                                    1997       1998       1999
                                                   -------    -------    ------
Current:
  Federal........................................  $    --    $   570    $1,080
  State..........................................      885         --       107
  Foreign........................................       --      2,433     2,603
                                                   -------    -------    ------
                                                       885      3,003     3,790
                                                   -------    -------    ------
Deferred:
  Federal and State..............................    2,081     (1,572)     (146)
  Foreign........................................    5,279      1,848     1,811
                                                   -------    -------    ------
                                                     7,360        276     1,665
                                                   -------    -------    ------
Decrease in valuation allowances.................   (3,139)        --      (161)
                                                   -------    -------    ------
                                                   $ 5,106    $ 3,279    $5,294
                                                   =======    =======    ======

       The components of deferred tax assets and liabilities consist of the following at December 31:

                                                             1998       1999
                                                           --------    -------
Current assets and liabilities:
  Unrealized appreciation on marketable securities.......  $     --    $(2,812)
  Inventories............................................     1,597        486
  Accrued expenses.......................................     5,450        519
  Other items, net.......................................        13        114
                                                           --------    -------
                                                              7,060     (1,693)
                                                           --------    -------
Non-current assets and liabilities:
  Net operating loss and tax credit carryforwards........    14,407     21,855
  Employee costs.........................................    (5,484)    (5,499)
  Depreciation and amortization..........................   (14,294)   (14,464)
  Other items, net.......................................       801     (1,195)
                                                           --------    -------
                                                             (4,570)       697
Valuation allowances.....................................    (7,961)    (7,800)
                                                           --------    -------
  Net deferred tax liability.............................  $ (5,471)   $(8,796)
                                                           ========    =======

       The Company's practice is to reinvest the earnings of its foreign subsidiaries in these operations. Deferred income taxes have not been provided on these earnings, as the Company does not plan to initiate any action that would require the payment of related U.S. income taxes. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed foreign earnings.

       The Company has net operating loss carryforwards of $20.1 million for U.S. federal income tax purposes, which expire in 2004 through 2019. The Company also has research and experimentation tax credit carryforwards of $6.5 million for U.S. federal income tax purposes which expire in 2001 through 2013. Additionally, the Company has alternative minimum tax credit carryforwards of $1.9 million, which may be used indefinitely to reduce U.S. federal income taxes. Certain foreign carryforwards have no expiration date.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13 -- INCOME TAXES (CONTINUED)
       A valuation allowance is provided for deferred tax assets if management believes it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain. Although realization is not assured, management believes it is more likely than not that the recorded deferred tax assets, net of valuation allowance provided, will be realized. The Company's valuation allowance of $8.0 million and $7.8 million at December 31, 1998 and 1999 respectively, includes $5.9 million of potential future tax benefits which, if recognized, will be allocated to reduce goodwill.

       The reconciliation of income tax from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:

                                                        1997     1998     1999
                                                        -----    -----    -----
U.S. federal statutory income tax rate................   35.0%    35.0%    35.0%
State income taxes, net of federal income tax
  benefit.............................................   (0.4%)    0.5%     0.7%
Amortization of non-deductible intangible assets......    5.0%     9.0%     7.7%
Foreign and U.S. tax effects attributable to foreign
  operations..........................................  (14.5%)  (11.1%)  (15.2%)
Change in valuation allowances........................  (10.6%)     --     (0.7%)
Tax credits...........................................     --    (13.7%)   (3.3%)
Other, net............................................    3.6%    (0.4%)     --
                                                        -----    -----    -----
                                                         18.1%    19.3%    24.2%
                                                        =====    =====    =====

       The Company is subject to a tax ruling in The Netherlands, which reduces the local effective income tax rate from 35% to 17.5%. This ruling will expire at the end of 2005.

         (unaudited)

       The Company's effective income tax rate for the three months ended March 31, 2000 of 34% includes the effects of two one-time events totaling $18,456, including a gain on sale of marketable equity securities and the settlement of patent infringement claims, which were tax-effected at our U.S. effective income tax rate.

14 -- SEGMENT AND PRODUCT DATA

       The Company has adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Company maintains one industry segment, which produces and distributes novel enzymes. Product revenues are attributed to countries based on the geographic location of the customer. Intercompany transactions between countries have been eliminated. Long-lived assets include property, plant, and equipment, intangible assets, and investments and other assets and are attributed to countries based on physical location. Included in non-U.S. long-lived assets are $45 million in 1997,

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

14 -- SEGMENT AND PRODUCT DATA (CONTINUED)
$48 million in 1998, and $40 million in 1999 in Belgium and $37 million in 1997, $42 million 1998, and $34 million in 1999 in Finland. Geographical information for 1997, 1998, and 1999 is as follows:

                                                 U.S.       NON-U.S.     CONSOLIDATED
                                               --------   ------------   ------------
1997
Product revenue..............................  $129,938     $163,705       $293,643
Long-lived assets............................   258,959       94,346        353,305
1998
Product revenue..............................   120,385      159,107        279,492
Long-lived assets............................   246,390      104,758        351,148
1999
Product revenue..............................   125,442      180,195        305,637
Long-lived assets............................   217,377      118,489        335,866

       Product revenue by similar product groupings is as follows:

                                                 1997        1998        1999
                                               --------    --------    --------
Protein degrading enzyme products..........    $138,765    $139,726    $167,125
Starch degrading enzyme products...........      86,474      84,017      88,196
Cellulose degrading enzyme products........      47,117      48,801      39,694
Other......................................      21,287       6,948      10,622
                                               --------    --------    --------
          Total............................    $293,643    $279,492    $305,637
                                               ========    ========    ========

15 -- RELATED PARTY TRANSACTIONS

       Danisco and its affiliates purchased approximately $12 million, $15 million, and $9 million of products from the Company during 1997, 1998, and 1999, respectively. The Company purchased products from and/or through these related parties for approximately $6 million in 1997, and approximately $9 million in both 1998 and 1999. At December 31, 1998 and 1999, the Company had amounts due from Danisco of $1,105 and $685, respectively, and due to Danisco of $332 and $371, respectively. At December 31, 1998 and 1999, the Company had no amounts due to or from Eastman Chemical.

       At December 31, 1999 the Company had outstanding notes receivable with balances totaling $1,466 from officers of the Company, of which $1,425 were initiated in 1999. The notes are non-interest bearing and are due at the conclusion of five years from the date of issuance. Accordingly, interest income is imputed on the notes, with an offset recorded as compensation expense.

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

16 -- SUPPLEMENTAL CASH FLOW INFORMATION

                                                                        THREE MONTHS      THREE MONTHS
                                                                       ENDED MARCH 31,   ENDED MARCH 31,
                                          1997      1998      1999          1999              2000
                                         -------   -------   -------   ---------------   ---------------
                                                                         (UNAUDITED)       (UNAUDITED)
Interest paid..........................  $11,857   $10,758   $10,487       $4,883            $3,283
                                         =======   =======   =======       ======            ======
Taxes paid.............................  $ 3,350   $ 1,279   $ 2,254       $  269            $  260
                                         =======   =======   =======       ======            ======
Schedule of non-cash investing and
  financing activity:
     Adjustments relating to purchase
       accounting for acquisitions.....  $ 7,600   $    --   $    --       $   --            $   --
                                         =======   =======   =======       ======            ======
  Sale-leaseback of facility...........  $    --   $    --   $ 4,194       $   --            $   --
                                         =======   =======   =======       ======            ======
  Debt of acquired business............  $    --   $    --   $ 4,700       $   --            $   --
                                         =======   =======   =======       ======            ======

17 -- COMMITMENTS AND CONTINGENCIES

       The Company, from time to time, is involved in legal matters, which are handled and defended in the ordinary course of business. There are no such matters pending that the Company and its general counsel expect to be material in relation to the Company's business, financial position or results of operations.

18 -- SUBSEQUENT EVENTS

Legal Settlement

       As of December 31, 1999, the Company was continuing to pursue certain patent infringement claims with one of its customers. In January 2000, the Company, in settlement of these legal claims, received $3.5 million for payment of back royalties. This settlement was recorded as part of fees and royalty revenues for the three months ended March 31, 2000.

Additional Stock Options (unaudited)

       On May 3, 2000, the Company issued an additional 273,500 options at an exercise price of $9.70 per share. The Company determined that the estimated market value of its common stock exceeded the exercise price at the time of grant. As a result, the Company will record deferred stock-based compensation of approximately $2,642 in connection with the option grants. Stock-compensation expense will be recognized over the vesting period of three years beginning in May 2000.

       As of July 21, 2000, the Company issued an additional 297,050 stock options at a weighted average exercise price of $13.77 per share. The Company determined that the estimated market value of its common stock exceeded the exercise price at the time of grant. As a result, the Company will record deferred stock-based compensation of $1,661 in conjunction with the option grants. Stock-compensation expense will be recognized over the vesting period of three years beginning in July 2000.

Restricted Common Stock (unaudited)

       On April 28, 2000, the Board of Directors of the Company allowed certain key employees to accelerate the exercise of 1,856,500 stock options granted under the Genencor International, Inc. Stock Option and Stock Appreciation Right Plan and purchase restricted shares of common stock. The restricted

                 GENENCOR INTERNATIONAL, INC. AND SUBSIDIARIES

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

18 -- SUBSEQUENT EVENTS (CONTINUED)
shares were purchased through the use of notes receivable from the employees. The vesting provisions of the restricted common stock agreements are the same as those of stock options under the Plan. The shares purchased are held in escrow by the Company until the note has been fully paid. The notes receivable are due and payable over four years. Interest is charged on the note at a fixed rate of
6.71 percent. The notes receivable contain a provision that allows the Company to repurchase the restricted common stock under certain conditions. The total notes receivable for common stock was $18,008.

Related Party Transactions

       Subsequent to March 31, 2000, the Company issued additional notes to officers of the Company in accordance with the Senior Management Relocation Policy for their permanent relocation to the Company's Palo Alto facility. The increase to notes receivable was $2,856. The notes are non-interest bearing and are due at the conclusion of five and one-half years from the date of this offering. Accordingly, interest income is imputed at 6.71% - 6.80% per year on the notes, with an offset recorded as compensation expense.

Restated Certificate of Incorporation

       On July 25, 2000, the Company increased the authorized number of shares of common stock to 200,000,000 with a par value of $0.01.

Stock Split

       On July 25, 2000, the Company effected a one-for-two reverse stock split of its common stock. All references to share and per share amounts in these financial statements have been restated retroactively to reflect this split.

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       Through and including August 21, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriting and with respect to an unsold allotment or subscription.

                                7,000,000 SHARES

                       GENENCOR INTERNATIONAL, INC. LOGO

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                              MERRILL LYNCH & CO.
                                   CHASE H&Q
                           CREDIT SUISSE FIRST BOSTON
                              SALOMON SMITH BARNEY

                                 JULY 27, 2000

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